NOTICE OF
2024 ANNUAL GENERAL AND SPECIAL
MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR
MARCH 14, 2024

    2024 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice of our 2024 Annual General and Special Meeting of Shareholders

WHEN:	WHERE:
May 8, 2024 3:00 p.m. (Vancouver time)	1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia V7X 1T2
Pan American Silver Corp. ("Pan American" or the "Company") shareholders and proxyholders are invited to attend our 2024 annual general and special meeting of shareholders (the "Meeting") in person, but all shareholders are urged to vote in advance by proxy as discussed in more detail below and in the accompanying management information circular (the “Circular”).

We will cover the following items of business:
1.	Receive our consolidated financial statements for the financial year ended December 31, 2023 and the auditor’s report thereon.
2.	Set the size of our Board at nine directors.
3.	Elect nine directors to hold office until our 2025 annual general and special meeting of shareholders.
4.	Reappoint Deloitte LLP as our independent auditor to hold office until our 2025 annual general and special meeting of shareholders and authorize the directors to set the auditor’s pay.
5.	Consider a non-binding advisory “say on pay” resolution approving our approach to executive compensation.
6.	Transact any other business that may properly come before the meeting.
Your Vote is Important.
You are entitled to receive this notice and vote at the Meeting if you owned common shares of Pan American ("Shares") as of the close of business on March 12, 2024.
The accompanying Circular contains important information about what the Meeting will cover, who can vote, and how to vote. Please read it carefully. The Circular is expected to be made available to our shareholders ("Shareholders") on or about [date of availability of Info Circ], with a form of proxy ("proxy") or voting instruction form (“VIF”) in accordance with applicable laws.
If you are a registered Shareholder, send your completed proxy by mail to our transfer agent, Computershare Investor Services Inc. (“Computershare”), or complete your proxy on the internet in accordance with the instructions provided on the proxy. Computershare must receive your proxy by 3:00 p.m. (Vancouver time) on May 6, 2024, or at least 48 hours (excluding Saturdays, Sundays, and statutory holidays in British Columbia) prior to the time of any adjournment or postponement of the Meeting. The Chair of the Meeting has the discretion to accept or reject any late proxies and can waive or extend the deadline for receiving proxy voting instructions without notice.
If you are a non-registered Shareholder, you have received these materials through your securities broker, custodian, nominee, or other intermediary. Please complete and return the proxy or VIF following the instructions that you receive from your broker, custodian, nominee or intermediary. Your intermediary is responsible for properly executing your voting instructions.
If a Shareholder receives more than one proxy or VIF because such holder owns Shares registered in different names or addresses, or through different intermediaries, each proxy or VIF should be completed in accordance with the applicable instructions.
The Circular contains further particulars of matters to be considered at the Meeting. The Meeting will also consider any permitted amendment to or variations of any matter identified in this Notice and transact such other business as may properly come before the Meeting or any adjournment thereof. Copies of the audited financial statements for the year ended December 31, 2023, report of the

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auditor and related management discussion and analysis, as well as the annual information form for the year ended December 31, 2023, will be made available at the Meeting and are available on SEDAR+ at www.sedarplus.ca.
You are receiving this Notice because Pan American has elected to use the notice-and-access model as such provisions are set out under National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (the “Notice-and-Access Provisions”) for the delivery of meeting materials relating to this Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow a company to reduce the volume of materials to be physically mailed to shareholders by posting the Circular and any additional annual meeting materials (the “Proxy Materials”) online. Under the Notice-and-Access Provisions, instead of receiving paper copies of the Circular, Shareholders will receive this Notice and a proxy. In the case of beneficial (non-registered) Shareholders, they will receive this Notice and a VIF. The proxy/VIF enables Shareholders to vote. Before voting, Shareholders are reminded to review the Circular online by logging onto the website access page provided and following the instructions set out below. Shareholders may also choose to receive a printed copy of the Circular by following the procedures set out below.
Copies of the Proxy Materials and the annual financials are posted on the Company’s website at https://www.panamericansilver.com/invest/financial-reports-and-filings.
All Shareholders may call Computershare at 1-866-962-0498 (toll-free) in order to obtain additional information relating to Notice-and-Access Provisions.
How to Obtain Paper Copies of the Information Circular
Any Shareholder may request that a paper copy of the current meeting materials be mailed to them at no cost by contacting the Company at Suite 2100 - 733 Seymour Street, Vancouver, British Columbia V6B 0S6; by telephone: 604-684-1175; by telephone toll-free: 1-800-677-1845 or by fax: 604-684-0147.
Instructions for obtaining paper copies of current proxy materials by mail at no cost are also provided on the Notice of Availability of Proxy Materials for this Meeting, which is posted on the Company’s website at https://www.panamericansilver.com/invest/financial-reports-and-filings and made available on SEDAR+ at www.sedarplus.ca.
To allow adequate time for a Shareholder to receive and review a paper copy of the Circular and then to submit their vote by 3:00 p.m. (Vancouver time) on May 6, 2024, a Shareholder requesting a paper copy of the Circular as described above, should ensure such request is received by the Company no later than 5:00 p.m. (Vancouver time) on Wednesday, April 24, 2024. Under Notice-and-Access Provisions, Proxy Materials must be available for viewing for up to 1 year from the date of posting and a paper copy of the materials can be requested at any time during this period. To obtain a paper copy of the Circular after the Meeting date, please contact the Company.
The Company will not use a procedure known as ‘stratification’ in relation to its use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer while using the Notice-and-Access Provisions also provides a paper copy of the Circular to some of its shareholders with the notice package. In relation to the Meeting, all Shareholders will receive the required documentation under Notice-and-Access Provisions and will not include a paper copy of the Circular.
BY ORDER OF THE BOARD OF DIRECTORS
(signed) Michael Steinmann
Michael Steinmann
President, CEO and Director
Vancouver, British Columbia
March 14, 2024

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About this Information Circular
References in this management information circular (the “Circular”) to “Pan American”, the “Company”, “we”, “us” and “our” are references to Pan American Silver Corp. and its subsidiaries unless otherwise specified or the context otherwise requires.
This Circular has been prepared in connection with the 2024 annual general and special meeting of Shareholders to be held at 3:00 p.m. (Vancouver time) on Wednesday, May 8, 2024 (the “Meeting”). If you owned Pan American common shares (“Shares”) as of the close of business on March 12, 2024 (the “Record Date”), you have the right to attend the Meeting and vote on the various items of business to be addressed at the Meeting in person or by proxy. You retain these rights if the Meeting is adjourned or postponed.
Shareholders and proxyholders are invited to attend the Meeting in person. However, Shareholders are urged to vote in advance by using the form of proxy ("proxy") or voting instruction form ("VIF") as discussed in more detail in this Circular.
Both the Board of Directors (the "Board") and management of Pan American encourage you to vote.

Our management will be soliciting your vote for this Meeting and any meeting that is reconvened if it is postponed or adjourned. Management’s solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by our directors, officers, and employees or by our transfer agent. We will bear all costs of solicitation.
Unless otherwise indicated, all currency amounts stated in this Circular are stated in the lawful currency of the United States.

In this Circular, we, us, our, Pan American, and the Company mean Pan American Silver Corp.
You, your, and Shareholder mean holders of Shares of Pan American as of the Record Date.

Your vote is important. This Circular describes what the Meeting will cover and how to vote. Please read it carefully and vote, either by completing the proxy or voting instruction form or by attending the Meeting in person.

This Circular is dated March 14, 2024. Unless otherwise stated, information in this Circular is as of March 14, 2024.
Receiving Documents
As a Shareholder, you can decide if you want to receive paper copies of our interim and annual financial statements and management’s discussion and analysis (“MD&A”). To receive paper copies of these materials, please complete the enclosed card to send us your instructions, complete the request contained on the proxy provided in connection with the Meeting or register online at www.computershare.com/mailinglist.
If you have any questions about the procedures to be followed to qualify your vote at the Meeting or about obtaining and depositing the required proxy, you should contact our transfer agent, Computershare Investor Services Inc. (“Computershare”) by telephone (toll free) at 1-800-564-6253 or 514-982-7555 (international direct dial).
Additional Information
You can find financial information relating to Pan American in our comparative financial statements and MD&A for our most recently completed financial year. See our MD&A, financial statements and our annual information form for the year ended December 31, 2023 (the "Annual Information Form") (and the United States Securities and Exchange Commission filing on Form 40-F) for additional information about us. These documents are available on:
•our website (www.panamericansilver.com);
•SEDAR+ (www.sedarplus.ca); and
•EDGAR (www.sec.gov/edgar).

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You can also request copies of these documents or this Circular, free of charge, by contacting our Corporate Secretary:

Corporate Secretary Pan American Silver Corp. 2100-733 Seymour Street Vancouver, British Columbia V6B 0S6	legal@panamericansilver.com 1-800-677-1845 (North America toll-free) 604-684-0147 (fax)
Our Board has approved the contents of this Circular and have authorized us to send it to you, each of our directors, and our auditor.
BY ORDER OF THE BOARD OF DIRECTORS
(signed) Michael Steinmann
Michael Steinmann
President, CEO and Director
Vancouver, British Columbia
March 14, 2024

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About the Meeting

What’s Inside

Items of Business	2
Notice and Access	3
Voting	4
Director Nominees	8
About the Auditor	14
Advisory ‘Say on Pay’ Resolution	16
Your vote is important.
Please read page 4 to find out how to make sure
your vote is counted.

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Items of Business
At the Meeting we will cover the following items of business:
1.        Receiving Our Financial Statements and the Auditor’s Report Thereon
Our consolidated financial statements for the year ended December 31, 2023, and the auditor’s report thereon, are included in our 2023 annual report, which is mailed to Shareholders and is available on our website (www.panamericansilver.com) and on SEDAR+ (www.sedarplus.ca).
2.        Set the Number of Directors on our Board (see page 8)
You will vote to set the size of our Board at nine directors.
3.    Electing Directors (see page 8)
You will vote to elect nine directors to the Board. The nominees for election to the Board are:

John Begeman	Neil de Gelder
Chantal Gosselin	Charles Jeannes
Kimberly Keating	Jennifer Maki
Kathleen Sendall	Michael Steinmann
Gillian Winckler
Directors are elected to serve for a one-year term, which will expire at the end of our 2025 annual general and special meeting of shareholders.
4.        Appointing our Independent Auditor and Setting the Auditor’s Pay (see page 14)
You will vote on appointing our auditor and authorizing the Board to set the auditor’s pay for the ensuing year. Our Board, on the recommendation of our Audit Committee, has recommended that Deloitte LLP be reappointed as our independent auditor to serve until the end of our 2025 annual meeting of shareholders. You will also vote on authorizing the Board to set the auditor’s pay for the ensuing year.

5.    Advisory ‘Say on Pay’ Vote on Executive Compensation (see page 16)
You will have an advisory and non-binding vote on our approach to executive compensation as disclosed in this Circular, which will provide the Board and the Human Resources and Compensation Committee with important feedback.
6.    Other Business
If other items of business are properly brought before the Meeting, you (or you proxyholder, if you are voting by proxy) can vote as you (or your proxyholder) see fit. As of the date of this Circular, we are not aware of any other items of business to be considered at the Meeting.
Our Board unanimously recommends that shareholders vote FOR all nominees and resolutions at the Meeting.
Questions about voting? Contact: Computershare Investor Services Inc. Attention: Stock Transfer Services 100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1 Tel: 1-800-564-6253 (toll free)

Quorum and Approval
A quorum of shareholders is required to transact business at the Meeting. According to our articles, a quorum for the transaction of business at a meeting is two individuals who are shareholders, proxyholders representing shareholders or duly authorized representatives of corporate shareholders personally present and representing Shares aggregating not less than 25% of the issued Shares carrying the right to vote at that meeting.
All resolutions require approval by a simple majority (50% plus one vote) of the votes cast for such resolution at the Meeting by Shareholders, either present in person or by proxy. In order for a resolution electing a director or appointing the auditor to pass at the Meeting, such resolution must receive sufficient votes cast “FOR” such resolution by the Shareholders, in person or by proxy, at the Meeting.

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Notice and Access
The Company has chosen to deliver the notice of meeting (the "Notice of Meeting") of its shareholders, this Circular and form of proxy forming the proxy-related materials (the “Proxy Materials”) using notice-and-access provisions, which govern the delivery of proxy-related materials to shareholders utilizing the internet. Notice-and-Access provisions are found in section 9.1.1 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), for delivery to registered shareholders, and in section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), for delivery to beneficial shareholders (together, “Notice-and-Access Provisions”).
Notice-and-Access Provisions allow the Company to choose to deliver Proxy Materials to Shareholders by posting them on a non-SEDAR+ website (usually the reporting issuer’s website or the website of their transfer agent), provided that the conditions of NI 51-102 and NI 54-101 are met, rather than by printing and mailing the Proxy Materials. Notice-and-Access Provisions can be used to deliver materials for both general and special meetings. Shareholders are entitled to request a paper copy of the Proxy Materials, and more particularly, the Circular, be mailed to them at the Company’s expense.
Use of Notice-and-Access Provisions reduces paper waste and the Company’s printing and mailing costs. Under Notice-and-Access Provisions we must send a notice and proxy (the “notice package”) to each Shareholder, including registered and beneficial shareholders, indicating that the Proxy Materials have been posted and explaining how a shareholder can access them or obtain a paper copy of the Proxy Materials, including the Circular, from the Company. This Circular has been posted in full, together with the Notice of Annual General Meeting, the proxy, and the VIF, on the Company’s website at https://www.panamericansilver.com/invest/financial-reports-and-filings and under the Company’s SEDAR+ profile at www.sedarplus.ca.
The Circular contains details of matters to be considered at the Meeting. Please review the Circular before voting.
How to Obtain Paper Copies of the Information Circular
Any Shareholder may request a paper copy of the Circular be mailed to them at no cost by contacting the Company at Suite 2100 - 733 Seymour Street, Vancouver, British Columbia V6B 0S6; by telephone: 604-684-1175; by telephone toll-free: 1-800-677-1845 or by fax 604-684-0147.
To allow adequate time for a Shareholder to receive and review a paper copy of the Circular and then to submit their vote by 3:00 p.m. (Vancouver time) on May 6, 2024, a Shareholder requesting a paper copy of the Circular as described above, should ensure such request is received by the Company no later than 5:00 p.m. (Vancouver time) on Wednesday, April 24, 2024. Under Notice and-Access Provisions, Proxy Materials must be available for viewing for up to one year from the date of posting and a paper copy of the Proxy Materials can be requested at any time during this period. To obtain a paper copy of the Circular after the Meeting date, please contact the Company.
Pursuant to Notice-and-Access Provisions, the Company has set the Record Date for the Meeting to be at least 40 days prior to the Meeting to ensure there is sufficient time for the Proxy Materials to be posted on the applicable website and for them to be delivered to Shareholders. The requirements of the Notice of Meeting included with the Company’s notice package, and in which the Company must (i) provide basic information about the Meeting and the matters to be voted on, (ii) explain how a shareholder can obtain a paper copy of the Circular and any related financial statements and related MD&A, and (iii) explain how the Notice-and-Access Provisions process have been built into the Notice of Meeting. The Notice of Meeting has been delivered to Shareholders by the Company, along with the applicable voting document: a proxy in the case of registered shareholders, or a VIF in the case of non-registered (beneficial) holders.
You may also request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed VIF or proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests should be received by 5:00 p.m. (Vancouver time) on Wednesday, April 24, 2024.

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For Holders with a 15 digit Control Number: Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from outside of North America - (514) 982-8716 and entering your control number as indicated on your VIF or proxy. To obtain paper copies of the materials after the meeting date, please contact 1-800-677-1845.
For Holders with a 16 digit Control Number: Request materials by calling Toll Free, within North America - 1-877-907-7643 and entering your control number as indicated on your VIF or proxy. To obtain paper copies of the materials after the meeting date, please contact 1-800-677-1845.
The Company will not rely upon the use of “stratification”. Stratification occurs when a reporting issuer using Notice-and-Access Provisions provides a paper copy of its information circular to some shareholders together with the notice to be provided to shareholders as described above. In relation to the Meeting, all Shareholders will have received the required documentation under Notice-and-Access Provisions and all documents required to vote in respect of all matters to be voted on at the Meeting. Shareholders will not receive a paper copy of the Circular from the Company, or from any intermediary, unless such Shareholder specifically requests one.
All Shareholders may call our transfer agent, Computershare at 1-866-962-0498 (toll-free) in order to obtain additional information relating to Notice-and-Access Provisions.
Voting
Who Can Vote
You are entitled to receive notice of and vote at the Meeting to be held on May 8, 2024, if you held Shares as of the close of business on March 12, 2024, the Record Date for the Meeting.
Each Share you own entitles you to one vote on each item of business to be considered at the Meeting.
How to Vote
You can vote by proxy or VIF or you can attend the Meeting and vote your Shares in person.
Voting by Proxy or VIF
Voting by proxy or by VIF is the easiest way to vote. It means you are giving someone else (called your proxyholder) the authority to attend the Meeting and vote your Shares for you.

The voting process is different depending on whether you are a registered or non-registered Shareholder.
You are a registered Shareholder if your name appears on your share certificate or appears as the registered shareholder with our transfer agent.
You are a non-registered (beneficial) Shareholder if your bank, trust company, securities  broker, trustee or other financial institution holds your Shares (your nominee).
Please be sure to follow the appropriate voting procedure.

There are different ways to submit your voting instructions, depending on whether you are a registered or non-registered Shareholder.
Registered Shareholders
You are a registered Shareholder if you hold a share certificate in your name or appear as the registered Shareholder in the records of our transfer agent.
Michael Steinmann, our President and Chief Executive Officer, or failing him, Steven Busby, our Chief Operating Officer, have agreed to act as the Pan American management proxyholders in connection with the Meeting. You can appoint a person or entity other than the Pan American management proxyholders to attend the Meeting and vote on your behalf. If you want to appoint someone else as your proxyholder, strike out the names on the enclosed proxy form and print the name of the person you want to appoint as your proxyholder in the space provided. Your proxyholder must be a Shareholder, unless the person appointing the proxyholder is a corporation or a duly authorized representative of a corporation.

By completing and returning a proxy, you are authorizing the person named in the proxy to vote or withhold from voting your Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to

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any matter to be acted upon, your Shares will be voted accordingly. If there are other items of business that properly come before the Meeting (or any adjournment or postponement thereof), or amendments or variations to the items of business, the person named in the proxy has the discretion to vote your Shares as such person sees fit.
It is important you provide voting instructions with your proxy. If you appoint the Pan American management proxyholders, but do not tell them how to vote, your Shares will be voted:
•FOR the size of the Board to be set at nine members;
•FOR the election of the nominated directors listed in this Circular and on the proxy;
•FOR reappointing Deloitte LLP as the independent auditor and authorizing the Board to set the auditor’s pay; and
•FOR the advisory “say on pay” resolution approving our approach to executive compensation.
This is consistent with the voting recommendations of the Board. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, the Pan American management proxyholders will vote according to management’s recommendation.
If you appoint someone other than the Pan American management proxyholders to be your proxyholder, that person must attend and vote at the Meeting for your vote to be counted.
A proxy will not be valid unless it is dated and signed by the registered Shareholder, or by the registered Shareholders’ attorney with proof that they are authorized to sign, and completed according to the instructions therein. If you represent a registered Shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, where applicable, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered Shareholder, or as an officer or attorney of a registered Shareholder who is a corporation or association, you must include the original, or a notarized copy of the written authorization for the officer or attorney, with your proxy form.
If you are voting by proxy, you may vote by phone, by mail, or on the internet.
Computershare must receive your proxy by 3:00 p.m. (Vancouver time) on May 6, 2024, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of British Columbia) prior to the time set for the Meeting or any adjournment or postponement of the Meeting. The Chair of the Meeting has the discretion to accept or reject any late proxies, and can waive or extend the deadline for receiving proxy voting instructions without notice.
Voting by Telephone:
You may vote your Shares by telephone by dialing the following toll-free number: 1-866-732-8683. If you vote by telephone, you will need your control number, which appears at the bottom of the first page of your proxy form. If you vote by telephone, you cannot appoint anyone other than the designated management proxyholders named on your proxy form as your proxyholder.
Voting by Mail:
Complete your proxy form, sign and date it, and send it to Computershare in the envelope provided.
If you did not receive a return envelope, please send the completed form to:
Computershare Investor Services Inc.
Attention: Proxy Department
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Voting on the Internet:
Go to www.investorvote.com and follow the instructions on the screen. If you vote using the internet, you will need your control number, which appears at the bottom of the first page of your proxy form.
Non-Registered or Beneficial Shareholders
You are a non-registered (or beneficial) Shareholder if your Shares are registered in the name of:

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•your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary or nominee who holds your Shares in a nominee account or in the name of such nominee, or
•a clearing agency, like CDS.
The package including this Circular should include a VIF for you to complete with your voting instructions. In order to vote using the VIF, please follow the instructions as specified in the enclosed VIF.
Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your Shares are voted at the Meeting. Often, the proxy or VIF supplied by your broker is identical to the proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge, who may mail a scannable VIF in lieu of the proxy. You are asked to complete and return the VIF to them by telephone, facsimile or mail as provided thereon. Alternatively, you may be able to vote online at www.proxyvote.com. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of Shares to be represented at the Meeting. If you receive a proxy or VIF from a mailing/tabulating agent, it cannot be used as a proxy to vote Shares directly at the Meeting as it must be returned to the mailing/tabulating agent well in advance of the Meeting in order to have the Shares voted.
If you are a non-registered Shareholder and would like additional information or assistance in completing your VIF or in obtaining the required information to submit your vote on the matters to be dealt with at the Meeting, you should contact your intermediary.
Attending the Meeting and Voting in Person
Only Shareholders and duly appointed proxyholders will be entitled to attend the Meeting in person.
We urge all Shareholders to vote by proxy in advance of the Meeting date. However, the following will apply to voting in person:
Registered Shareholders
You do not need to complete the enclosed proxy form if you want to attend the Meeting and vote in person. Simply register with a representative from Computershare when you arrive at the Meeting.
Non-Registered or Beneficial Shareholders
Non-registered (or beneficial) Shareholders cannot use the VIF to vote directly at the Meeting. If a non-registered shareholder wishes to attend and vote at the Meeting in person, the non-registered Shareholder should follow the instructions on the VIF and insert his or her name (or the name of such other individual as the non-registered Shareholder wishes to attend and vote on his or her behalf) in the blank space provided for that purpose on the VIF and return the completed VIF in accordance with the instructions thereon in advance of the Meeting. When you (or the person named in the VIF) arrive at the Meeting, make sure you (or the person named in the VIF) register with a representative from Computershare so your voting instructions can be taken at the Meeting.
Health and Safety Considerations
In the event that it is not possible or advisable to hold the Meeting in person as currently planned due to public health and safety concerns, we may be required to hold a hybrid or virtual Meeting instead, in which case we will announce the decision to do so via a news release and by posting details on our website at www.panamericansilver.com. Any such news release will also be filed under Pan American's issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
Send Your Voting Instructions Immediately
If you are a non-registered Shareholder, you should submit your vote by following the instructions on the VIF, whether or not you intend to attend the Meeting in person. Make sure your VIF is properly completed and submitted on or before the time and date indicated on your VIF in order to have your vote submitted prior to 3:00 p.m. (Vancouver time) on May 6, 2024.
If the Meeting is postponed or adjourned, your vote through your intermediary must be received by Computershare at least 48 hours before the Meeting is reconvened.

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Changing Your Vote
Registered Shareholders
You can revoke your proxy by sending a new completed proxy form with a later date, or a written notice signed by you or by your attorney if such attorney has your written authorization. You can also revoke your proxy in any other manner permitted by law.
If you represent a registered Shareholder who is a corporation or association, your written notice must have the seal of the corporation or association, if applicable, and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice.
We must receive the written notice any time up to and including the last business day before the day of the Meeting, or the day the Meeting is reconvened if it was postponed or adjourned.
Send the signed written notice to:
Pan American Silver Corp.
Suite 2100, 733 Seymour Street
Vancouver, British Columbia, Canada, V6B 0S6
Attention: Corporate Secretary
If you attend the Meeting in person, you can give your written notice to the Chair of the Meeting on the day of the Meeting. If the Meeting has already started, your new voting instructions can only be executed for items that have not yet been voted on.
If you have sent in your completed proxy form and subsequently decided that you want to attend the Meeting and vote in person, you need to revoke the proxy form before you vote at the Meeting.
Non-Registered Shareholders
Only registered Shareholders have the right to revoke a proxy.
Non-registered (or beneficial) Shareholders can change their vote by following the instructions on the VIF immediately so there is enough time before the Meeting to change their vote.
Processing the Votes
Our transfer agent, Computershare, or its authorized agents count and tabulate the votes on our behalf. We will file the voting results of the Meeting on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar) after the Meeting.

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Director Nominees
Nine of our current directors of the Company will be standing for re-election at the Meeting. Messrs. Davidson and Segsworth will not be standing for re-election at the Meeting. We would like to take this opportunity to thank Mr. Segsworth for his wisdom and expertise over his 15 year tenure as a director of the Company, and to thank Mr. Davidson for his contributions to the Company since his election in May 2023.
The proposed directors have been nominated based on the diversity of skills and experience that the Board believes is necessary to effectively fulfill its duties and responsibilities.
Our Policy on Majority Voting
We have adopted a majority voting policy which is available on our website (www.panamericansilver.com). Under our majority voting policy, any nominee proposed for election as a director must submit his or her resignation if they receive more WITHHELD votes than FOR votes. The policy only applies to uncontested elections of directors – where the number of nominees is the same as the number of directors to be elected.
Within 90 days of the relevant Shareholders’ meeting, the Board will determine whether to accept the resignation and issue a press release either announcing the resignation of the director or explaining its reasons for not accepting the resignation. The Board will accept the resignation unless there are exceptional circumstances. The resignation will be effective when accepted by the Board. A director who tenders a resignation under this policy will not participate in any Board or committee meeting at which the resignation is considered.
Set the Number of Directors on Our Board
Shareholders will be asked to consider and vote to set the number of directors on our Board at nine.
Unless otherwise instructed, the management proxyholders appointed pursuant to the accompanying proxy will vote FOR the resolution to set the number of directors on our Board at nine.
Nominees for Election as Directors
The term of office of each of the present directors expires at the close of the Meeting. Persons named below will be presented for election at the Meeting as management’s nominees. Unless otherwise instructed, the management proxyholders appointed pursuant to the accompanying proxy will be voted FOR management’s nominees.
We do not contemplate that any of these nominees will be unable to serve as a director. If that should occur before the Meeting, the persons named in the proxy reserve the right to vote for another nominee, unless you specify that Shares are to be withheld from voting on the election of directors.
Each director elected at the Meeting will hold office until the close of our next annual meeting of Shareholders or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with our articles or with the provisions of the Business Corporations Act (British Columbia).

ABOUT THE MEETING | Page 8

    2024 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

JOHN BEGEMAN, 69 Rapid City, SD, USA Director since May 10, 2023 Director (independent) Principal Occupation: Corporate Director	NEIL DE GELDER, 71 Vancouver, BC Canada Director since July 3, 2012 Director (independent) Principal Occupation: Corporate Director
Mr. Begeman is a Professional Mining Engineer with over 40 years of mining experience. His extensive experience in the mining industry, combined with his background in precious metals operations, executive, and project development management, provide valuable industry insight and perspective to both the Board and management. He currently sits on the board of directors of i-80 Gold Corp. and Allied Gold Corp.
Mr. Begeman previously served as the Executive Chairman of the board of Premier Gold Mines Limited, a director of Aberdeen International Inc., a director of African Gold Group, the President and Chief Executive Officer and director of Avion Gold Corporation, the Chief Operating Officer of Zinifex Canada Inc., and as Vice President, Western Operations of Goldcorp Inc. Prior to his employment at Goldcorp Inc., Mr. Begeman held various and progressive engineering and management positions with Morrison Knudsen Company’s mining operations group throughout the Western United States. His experience in executive leadership in international mining operations, permitting, and community involvement assists boards and management with their ongoing business endeavours. His past environmental and social license analysis along with project risk assessment also form a broad base that boards and management can draw on.
Mr. Begeman holds a B.S. in Mining Engineering, an M.S. in Engineering Management, and an MBA. He has completed the Rotman-ICD Directors Education program and is a member of the Institute of Corporate Directors with the ICD.D designation. He is also a member of the National Association of Corporate Directors and is NACD Directorship Certified.

Mr. de Gelder joined Pan American's Board in 2012. He is the Chair of the Nominating and Governance Committee and is a member of the Audit Committee. He served on the Human Resources and Compensation Committee from May 2021 to May 2023. Mr. de Gelder is Vice-Chair of Stern Partners, a private diversified investment firm based in Vancouver, and an independent director and Chair of the Audit Committee of a NASDAQ-listed music company. Mr. de Gelder was the Executive Vice-President of Stern Partners until the end of 2020. Prior to joining Stern Partners in 2005, he was a senior partner of a major Canadian law firm specializing in mergers and acquisitions, finance, and corporate law. Mr. de Gelder is a past Executive Director of the British Columbia Securities Commission, and has served on a wide variety of corporate, crown, charitable, and advisory boards over the years.

SECURITIES HELD	VALUE AS AT MARCH 14, 2024 IN CAD(1)				SECURITIES HELD	VALUE AS AT MARCH 14, 2024 IN CAD(1)
Shares(2)	1,665			$31,885	Shares(2)	44,018			$842,945
DSUs	12,829			$242,596	DSUs	12,829			$242,596
Share ownership requirement N/A(2)			TOTAL CAD	$274,481	Share ownership requirement: Satisfied			TOTAL CAD	$1,085,541
VOTING RESULTS(2)					VOTING RESULTS
2023	FOR:	99.22%	WITHHELD:	0.78%	2023	FOR:	92.43%	WITHHELD:	7.57%
N/A					N/A	FOR:	97.64%	WITHHELD:	2.36%
BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE - 2023(3)					BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE - 2023(3)
Board of Directors (3 of 3) Committees: Health, Safety and Environment (2 of 2) Nominating and Governance (1 of 1)					Board of Directors (7 of 7) Committees: Audit (5 of 5) Nominating and Governance (3 of 3) Human Resources and Compensation Committee (2 of 2)
OTHER DIRECTORSHIPS WITH REPORTING ISSUERS					OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
i-80 Gold Corp.					Reservoir Media Inc.
Allied Gold Corp.
AREAS OF EXPERTISE					AREAS OF EXPERTISE
Finance		Corporate Social Responsibility			Regulatory
Technical					Finance
Notes:					Notes:
(1)	The value of the shares is calculated using the closing price of our Shares on the TSX on March 14, 2024 (CAD$19.15). The value of the DSUs is calculated using the volume weighted average trading price ("VWAP") of the Shares on the TSX for the five consecutive trading days immediately prior to March 14, 2024 (CAD$18.91).				(1)	The value of the Shares is calculated using the closing price of our Shares on the TSX on March 14, 2024 (CAD$19.15). The value of the DSUs is calculated using the VWAP of the Shares on the TSX for the five consecutive trading days immediately prior to March 14, 2024 (CAD$18.91).
(2)	The director Share ownership requirement of three times the annual retainer fee must be satisfied by May 10, 2028.				(2)	Mr. de Gelder was a member of the Human Resources and Compensation Committee until May 2023 and attended the two meetings held while he was a committee member in 2023.
(3)	Mr. Begeman attended all the meetings held in 2023 for the Board of Directors and the committees on which he served following his appointment in May 2023.

ABOUT THE MEETING | Page 9

    2024 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

CHANTAL GOSSELIN, 54 West Vancouver, BC, Canada Director since May 10, 2023 Director (independent) Principal Occupation: Corporate Director	CHARLES JEANNES, 65 Reno, NV USA Director since February 22, 2019 Director (independent) Principal Occupation: Corporate Director
Ms. Gosselin is an experienced corporate board member with 30 years of combined hands-on mining operations and capital markets knowledge. Early in her career, Ms. Gosselin held mine-site leadership positions in Canada, Peru, and Nicaragua, giving her firsthand experience in underground and open pit developing and operating mines in diverse cultural and social environments.
Upon completing an MBA, she migrated to the financial side and held various analyst positions including Vice President and Portfolio Manager at Goodman Investment Counsel and Senior Mining Analyst at Sun Valley Gold LLP. As a corporate board member, Ms. Gosselin was involved in numerous corporate mergers and acquisitions.
Ms. Gosselin has a B.S. in Mining Engineering from Laval University and an MBA from Concordia University. She is a member of the Institute of Corporate Directors and holds the ICD.D designation. Currently, Ms. Gosselin serves on the board of two other Toronto Stock Exchange - listed companies in the natural resource sectors. Additionally, she is a member of the board of the not-for-profit Canadian Mineral Industry Education Foundation.

Chuck Jeannes is a mining industry veteran with over 30 years of experience. From December 2008 to April 2016, he was President and CEO of Goldcorp Inc., leading the company’s development into one of the world’s largest and most successful gold mining companies with operations and development projects throughout the Americas. Prior to his appointment as President and CEO, he held the role of Executive VP, Corporate Development. Mr. Jeannes retired from Goldcorp in April 2016 and relocated to Reno, Nevada. Prior to Goldcorp, Mr. Jeannes held senior positions with Glamis Gold Ltd. and Placer Dome Inc. Mr. Jeannes was a director of Tahoe Resources Inc. (“Tahoe”) until its acquisition by Pan American in February 2019.
Mr. Jeannes holds a B.A. degree from the University of Nevada (1980) and graduated from the University of Arizona College of Law with honors in 1983. He practiced law for 11 years with Woodburn and Wedge in Reno, Nevada, where he focused on mining and natural resources. Mr. Jeannes has broad experience in capital markets, mergers and acquisitions, public and private financing, and international operations.
Mr. Jeannes has received numerous awards including British Columbia CEO of the Year for 2013, Canada’s Most Admired CEO for 2015, 2016 Alumnus of the Year for the University of Nevada and 2015 Alumnus of the Year for the University of Arizona College of Law.

SECURITIES HELD	VALUE AS AT MARCH 14, 2024 IN CAD(1)				SECURITIES HELD	VALUE AS AT MARCH 14, 2024 IN CAD(1)(2)
Shares	7,600			$145,540	Shares	17,013			$325,799
DSUs	7,697			$145,550	DSUs	12,829			$242,596
Share ownership requirement N/A(2)			TOTAL CAD	$291,090	Share ownership requirement: N/A(2)			TOTAL CAD	$568,395
VOTING RESULTS(2)					VOTING RESULTS
2023	FOR:	97.7%	WITHHELD:	2.30%	2023	FOR:	96.64%	WITHHELD:	3.36%
N/A					2022	FOR:	98.82%	WITHHELD:	1.18%
BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE - 2023(3)					BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE - 2023(4)
Board of Directors (3 of 3) Committees: Audit (3 of 3) Health, Safety and Environment (2 of 2)
Board of Directors (6 of 7)
Committees: Human Resources and Compensation (Chair) (5 of 5)
Nominating and Governance (1 of 1)
Communities and Sustainable Development (2 of 2)
Health, Safety and Environment (2 of 2)

OTHER DIRECTORSHIPS WITH REPORTING ISSUERS					OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
Wheaton Precious Metals Corp.		Prime Mining Corp.			Orla Mining Limited
Ero Copper Corp.					Wheaton Precious Metals Corp.
AREAS OF EXPERTISE					AREAS OF EXPERTISE
Regulatory		Technical			Regulatory		Corporate Social Responsibility
Finance		Corporate Social Responsibility			Finance		Human Resources and Compensation
Compensation
Notes:					Notes:
(1)	The value of the Shares is calculated using the closing price of our Shares on the TSX on March 14, 2024 (CAD$19.15). The value of the DSUs is calculated using the VWAP of the Shares on the TSX for the five consecutive trading days immediately prior to March 14, 2024 (CAD$18.91).				(1)	The value of the Shares is calculated using the closing price of our Shares on the TSX on March 14, 2024 (CAD$19.15). The value of the DSUs is calculated using the VWAP of the Shares on the TSX for the five consecutive trading days immediately prior to March 14, 204 (CAD$18.91).
(2)	The director Share ownership requirement of three times the annual retainer fee must be satisfied by May 10, 2028.				(2)	The director Share ownership requirement of three times the annual retainer fee must be satisfied by may 10, 2028.
(3)	Ms. Gosselin attended all the meetings held in 2023 for the Board of Directors and the committees on which she served following her appointment in May 2023.				(3)	Mr. Jeannes holds 43,375 contingent value rights ("CVRs") that formed part of the consideration to Tahoe shareholders pursuant to the plan of arrangement which completed on February 22, 2019, in which Pan American acquired all of the issued and outstanding shares of Tahoe. Each CVR entities holders to 0.0497 Shares on the satisfaction of certain payment conditions and have a term of 10 years from the closing date.
					(4)	Mr. Jeannes was a member of the Communities and Sustainable Development Committee and the Health, Safety and Environment Committee until May 2023 and attended all meetings held while he was a member of those committees in 2023.

ABOUT THE MEETING | Page 10

    2024 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

KIMBERLY KEATING, 51 Portugal Cove-St. Philip's, NL, Canada Director since May 10, 2023 Director (independent) Principal Occupation: Corporate Director	JENNIFER MAKI, 53 Toronto, ON Canada Director since May 12, 2021 Director (independent) Principal Occupation: Corporate Director
Kim Keating is a Professional Engineer with 25 years of broad international experience in the oil and gas, mining, hydropower, and nuclear sectors. Most recently, Kim was the COO of the Cahill Group, one of Canada’s largest multi-disciplinary construction companies with operations across the country. Prior to joining the Cahill Group in 2013, Kim held a variety of progressive leadership roles from engineering design through to construction, commissioning, production operations, and offshore field development with Petro-Canada (now Suncor Energy Inc.). Throughout her career, Ms. Keating has made significant engineering and project management contributions to major projects in the Canadian, Norwegian, and UK energy sectors, bringing a wealth of strategy, operational leadership, and technical expertise to her roles. She is also Board Chair of Major Drilling International Inc. and board director of Drax Group PLC. Ms. Keating is also a founding member of Makwa-Cahill Limited Partnership, a nuclear qualified indigenous fabrication company. She graduated from the Rotman-Institute of Corporate Directors Education Program and was awarded her ICD.D designation.
Ms. Keating has also held numerous volunteer leadership roles, including serving as Co-Chair of the 2025 Canada Games, Vice Chair of Memorial University’s Board of Regents, Vice Chair of the Fisheries and Marine Institute Advisory Committee, board director with the Cancer Care Foundation NL, Chair of the Rhodes Scholarship selection committee, and Chair of the St. John’s Board of Trade. She holds a Bachelor of Civil (Structural) Engineering degree, a Master of Business Administration, is a registered member of the Professional Engineering and Geoscientists NL (PEGNL), and holds the Canadian Registered Safety Professional (CRSP) designation. In June 2016, she was named a Fellow of the Canadian Academy of Engineers, a national institution through which Canada’s most distinguished and experienced engineers provide strategic advice on matters of critical importance to Canada.
In 2022, Kim received the Canada’s Most Powerful Top 100 Women Award, the Atlantic Canada Top 25 Most Powerful Women in Business Award and in 2018 received the Memorial University Faculty of Engineering Distinguished Alumni Award, the Professional Engineers and Geoscientists of Newfoundland and Labrador Community Leadership Award, as well as the St. John’s Board of Trade Community Builder of the Year Award.

Ms. Maki, CA/CPA, is an accomplished mining executive and finance expert with strong leadership experience in public mining companies operating in complex international jurisdictions. She is the former Executive Director of Vale Base Metals and CEO of Vale Canada. Prior to that she held the role of EVP and CFO at Vale Base Metals. Ms. Maki began her professional career in the mining group with PricewaterhouseCoopers. She is presently a Director and Chair of the Audit Committee at Franco-Nevada Corporation, and is a Director and Chair of the Audit Committee at Baytex Energy Corp.
Ms. Maki has a Bachelor of Commerce degree from Queen’s University and holds the ICD.D designation from the Institute of Corporate Directors.
In 2015, Ms. Maki was recognized as one of Canada’s Top 100 Most Powerful Women by the Women’s Executive Network.

SECURITIES HELD	VALUE AS AT MARCH 14, 2024 IN CAD(1)				SECURITIES HELD	VALUE AS AT MARCH 14, 2024 IN CAD(1)(2)
Shares	Nil				Shares	2,978			$57,029
DSUs	12,829			$242,596	DSUs	6,414			$121,289
Share ownership requirement N/A(2)			TOTAL CAD	$242,596	Share ownership requirement: N/A(2)			TOTAL CAD	$178,317
VOTING RESULTS(2)					VOTING RESULTS
2023	FOR:	98.12%	WITHHELD:	1.88%	2023	FOR:	97.37%	WITHHELD:	2.63%
N/A					2022	FOR:	97.96%	WITHHELD:	2.04%
BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE - 2023(3)					BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE - 2023
Board of Directors (3 of 3) Committees: Audit (2 of 3) Human Resources & Compensation (2 of 2)					Board of Directors (7 of 7) Committees: Audit (Chair) (5 of 5) Communities and Sustainable Development (4 of 4)
OTHER DIRECTORSHIPS WITH REPORTING ISSUERS					OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
Drax Group PLC		Victoria Gold Corp.			Baytex Energy Corp.
Major Drilling Group International Inc.					Franco-Nevada Corporation
AREAS OF EXPERTISE					AREAS OF EXPERTISE
Technical		Human Resources and Compensation			Finance		Human Resources and Compensation
Corporate Social Responsibility					Accounting and Tax
Notes:					Notes:
(1)	The value of the Shares is calculated using the closing price of our Shares on the TSX on March 14, 2024 (CAD$19.15). The value of the DSUs is calculated using the VWAP of the Shares on the TSX for the five consecutive trading days immediately prior to March 14, 2024 (CAD$18.91).				(1)	The value of the Shares is calculated using the closing price of our Shares on the TSX on March 14, 2024 (CAD$19.15). The value of the DSUs is calculated using the VWAP of the Shares on the TSX for the five consecutive trading days immediately prior to March 14, 2024 (CAD$18.91).
(2)	The director Share ownership requirement of three times the annual retainer fee must be satisfied by May 10, 2028.				(2)	The director Share ownership requirement of three times the annual retainer fee must be satisfied by May 10, 2028.
(3)	Ms. Keating attended all Board of Director meetings and Human Resource and Compensation Committee meetings held since her appointment at the May 2023 AGSM. She attended two of the three Audit Committee meetings held since her appointment.

ABOUT THE MEETING | Page 11

    2024 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

KATHLEEN SENDALL, 70 Calgary, AB Canada Director since December 16, 2020 Director (independent) Principal Occupation: Corporate Director	MICHAEL STEINMANN, 58 Vancouver, BC Canada Director since January 1, 2016 President, Chief Executive Officer, and Director (non-independent) Principal Occupation: President & CEO of the Company
Ms. Sendall joined Pan American’s Board in December 2020. She has more than 30 years of experience in the energy sector. Prior to her retirement, she led Petro Canada’s Natural Gas Business Unit and held other executive positions at the company responsible for exploration and production, marketing, engineering, technology, and product sales. She is currently a member of the Member Council for Sustainable Development Technology Canada, an independent federal foundation that helps Canadian companies develop and deploy clean energy technology solutions.
Previously, Ms. Sendall served as a director of Enmax, an electric utility company; CGG, a geophysical services company; Board Chair of Emissions Reduction Alberta, which invests in clean technology solutions in Alberta to reduce greenhouse gas emissions and support economic growth; Vice Chair of Alberta Innovates – Energy and Environment Solutions, the province’s environmental innovation engine; and as the first female Board Chair of the Canadian Association of Petroleum Producers. In addition, she was formerly the President and a director of the Canadian Academy of Engineering.
Ms. Sendall holds a Bachelor of Science (Mechanical Engineering) degree from Queen’s University. She received an Honorary Doctor of Laws Degree from the University of Calgary and was named a Jarislowsky Fellow at the Haskayne School of Business. Ms. Sendall is the recipient of numerous awards, including: the Order of Canada, Queen Elizabeth II Diamond Jubilee Medal, the Platinum Jubilee Medal and Fellow of the Canadian Academy of Engineering. She was also named four times as one of Canada's Top 100 Most Powerful Women in the Corporate Executive category and was inducted into Canada's Most Powerful Women Hall of Fame. She is a director of the Field of Crosses and she is the Honorary Colonel of the 41st Combat Engineers Regiment.

Mr. Steinmann joined Pan American in 2004 and held progressively senior roles before being promoted to President in 2015 and President and CEO in 2016. He has also been a director of the Company since 2016 and is a member of the Communities & Sustainable Development and the Health, Safety & Environment Committees.
Mr. Steinmann has over 25 years of experience in the base and precious metals industry. He holds a Ph.D. in Natural Science (Geology) from the Swiss Federal Institute of Technology (ETHZ), a M.Sc. in Geology from the University of Zurich, and a Degree in Corporate Finance from Escuela Superior de Administración y Negocios, Lima.
Mr. Steinmann has extensive experience throughout South America in mine operations and project development, having participated in numerous mine construction projects from exploration and feasibility studies through start-up and into continuous operation. He is also experienced in corporate M&A and has been involved in many capital market transactions, including placements of equity and debt, as well as numerous other exploration and business development initiatives. Mr. Steinmann is a past President of the Silver Institute, a non-profit international industry association that aims to increase public understanding of the many uses and values of silver.

SECURITIES HELD	VALUE AS AT MARCH 14, 2024 IN CAD(1)				SECURITIES HELD	VALUE AS AT MARCH 14, 2024 IN CAD(1)(2)(3)
Shares	3,405			$65,206	Shares	145,408			$2,784,563
DSUs	6,414			$121,289	DSUs	Nil			$—
Share ownership requirement N/A(2)			TOTAL CAD	$186,494	PSUs	271,190			$5,193,289
					RSUs	56,075			$1,073,836
					Share ownership requirement: N/A(4)			TOTAL CAD	$9,051,688
VOTING RESULTS					VOTING RESULTS
2023	FOR:	99.16%	WITHHELD:	0.84%	2023	FOR:	99.19%	WITHHELD:	0.81%
2022	FOR:	99.48%	WITHHELD:	0.52%	2022	FOR:	99.55%	WITHHELD:	0.45%
BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE - 2023(3)					BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE - 2023(4)
Board of Directors (7 of 7) Committees: Communities and Sustainable Development (Chair) (4 of 4) Human Resources & Compensation (3 of 3) Health, Safety and Environment (2 of 2)(3)					Board of Directors (7 of 7) Committees: Communities and Sustainable Development (2 of 2) Health, Safety and Environment (2 of 2)
OTHER DIRECTORSHIPS WITH REPORTING ISSUERS					OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
None					Lumina Gold Corp.
AREAS OF EXPERTISE					AREAS OF EXPERTISE
Regulatory		Technical			Regulatory		Technical
Finance		Corporate Social Responsibility			Finance		Corporate Social Responsibility
Accounting and Tax		Human Resources and Compensation
Notes:					Notes:
(1)	Calculated using the closing price of our Shares on the TSX on March 14, 2024 (CAD$19.15).				(1)	The value of the Shares is calculated using the closing price of our Shares on the TSX on March 14, 2024 (CAD$19.15). The value of the DSUs is calculated using the VWAP of the Shares on the TSX for the five consecutive trading days immediately prior to March 14, 2024 (CAD$18.91).
(2)	The director Share ownership requirement of three times the annual retainer fee must be satisfied by May 10, 2028.				(2)	The director Share ownership requirement of three times the annual retainer fee is not yet applicable.
(3)	Ms. Sendall was a member of the Health, Safety and Environment Committee until May 2023 and attended all meetings held while she was a member of this committee in 2023.				(3)	Assuming all RSUs and PSUs had vested as of March 14, 2024, with a TSR (as defined below) for the PSUs at 100% and the closing price of our Shares on the TSX as set out in note (1) above.
					(4)	The share ownership requirement is only applicable to non-executive directors.
					(5)	Mr. Steinmann was a member of the Communities and Sustainable Development Committee and the Health, Safety and Environment Committee until May 2023 and attended all meetings held while he was a member of those committees in 2023.

ABOUT THE MEETING | Page 12

    2024 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

GILLIAN WINCKLER, 61 Vancouver, BC Canada Director since May 11, 2016 Chair (independent) Principal Occupation: Corporate Director
Ms. Winckler is a former mining and business executive with over 25 years of diversified experience in the metals and mining industry and the financial sector.
Ms. Winckler spent 16 years with BHP Billiton in London, England and Vancouver, Canada where she was involved with corporate and divisional strategy, mergers and acquisitions, divestments, and exploration as well as project evaluation and development. Upon leaving the company she joined Coalspur Limited, a thermal coal development company listed in Canada and Australia as the CEO and President. Ms. Winckler held this position, as well as CFO for a brief period, for three years until the company was acquired in June 2015. Ms. Winckler currently serves as a director and member of the audit committee of one other publicly listed company and a director and Chair of the audit committee of another publicly listed company.
Prior to the mining industry, Ms. Winckler spent five years as a corporate financier in South Africa and London and five years in the auditing profession.
Ms. Winckler is a Chartered Accountant (South Africa), with a BSc and BComm (Hons) obtained in South Africa. Her professional expertise includes mergers and acquisitions, strategic planning, IFRS, GAAP, risk management, regulatory reporting and environment, social and governance matters. Ms. Winckler has attained the ESG Competent Boards Certificate and Designation 2021 (GCB.D).

SECURITIES HELD	VALUE AS AT MARCH 14, 2024 IN CAD(1)
Shares	24,709			$473,177
DSUs	11,546			$218,335
Share ownership requirement N/A(2)			TOTAL CAD	$691,512
VOTING RESULTS
2023	FOR:	99.98%	WITHHELD:	3.02%
2022	FOR:	98.88%	WITHHELD:	1.12%
BOARD AND COMMITTEE MEMBERSHIP AND ATTENDANCE - 2023(3)
Board of Directors (7 of 7) Committees: Nominating and Governance (2 of 2)
OTHER DIRECTORSHIPS WITH REPORTING ISSUERS
FLSmidth & Co. A/S (not standing for re-election at the AGM on April 10, 2024)
West Fraser Timber Co. Ltd.
AREAS OF EXPERTISE
Regulatory		Corporate Social Responsibility
Finance		Human Resources and Compensation
Accounting and Tax
Notes:
(1)	The value of the Shares is calculated using the closing price of our Shares on the TSX on March 14, 2024 (CAD$19.15). The value of the DSUs is calculated using the VWAP price of the Shares on the TSX for the five consecutive trading days immediately prior to March 14, 2024 (CAD$18.91).
(2)	The director Share ownership requirement of three times the annual retainer fee must be satisfied by May 10, 2028.
(3)	Ms. Winkler was a member of the Nominating and Governance Committee until May 2023 and attended the two meetings held while she was a committee member in 2023.

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    2024 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

The municipality and province or state of residence, principal occupation and business or employment of each director has been furnished by the individual nominees. The number of Shares, deferred share units (“DSUs”), stock options (“Options”), restricted share units (“RSUs”), and performance share units (“PSUs”) beneficially owned by each nominee or over which each nominee exercises control or direction set out in the above table has been obtained from publicly available insider reporting as at March 14, 2024, or has been provided by individual nominees.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
From May 2010 to April 2018, Ms. Sendall was a board member of CGG SA, a French company listed at the time on the New York Stock Exchange and Euronext Paris. On June 15, 2017, following the execution of legally binding agreements in support of the terms of the agreement-in-principle with its key financial creditors, CGG SA began legal processes to implement a comprehensive pre-arranged restructuring, with the opening of a Safeguard proceeding in France, and Chapter 11 and Chapter 15 filings in the U.S.  The restructuring plan was approved by both the Paris Commercial Court and the New York Bankruptcy Court. The implementation of the financial restructuring plan was finalized in February 2018.
Other than as noted above, in the last 10 years, none of the proposed directors is, or has been a director or executive officer of any company (including ours) that has (while, or within a year of, acting in that capacity), or in their personal capacity:
•become bankrupt,
•made a proposal under any legislation relating to bankruptcy or insolvency,
•been subject to or instituted any proceedings, arrangement of compromise with creditors, or
•had a receiver, receiver manager or trustee appointed to hold its assets, or the assets of the nominated director.
None of the proposed directors is, or has been within the last 10 years, a director, chief executive officer or chief financial officer of any company that was subject to:
•a cease trade order,
•an order similar to a cease trade order, or
•an order that denied the relevant company access to any exemption under securities legislation, that was issued while the proposed director was acting in such capacity, or that was issued after the proposed director was no longer acting in such capacity, and which resulted from an event that occurred while that person was acting in that capacity.
As at the date of this Circular and within the past 10 years, none of the proposed directors has been subject to any penalties or sanctions imposed by a court or regulatory body, or have entered into a settlement agreement with any securities regulatory authority or other regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.
About the Auditor

The auditor conducts the annual audit of our financial statements, provides audit-related tax and other services, and reports to the Audit Committee of the Board. The Audit Committee is directly responsible for recommending the appointment, compensation, retention, evaluation, and, if necessary, termination of the independent registered public accounting firm retained to audit our financial statements. The Audit Committee and the Board have confirmed the appointment of Deloitte LLP as the independent registered public accounting firm for Pan American for the calendar year ending December 31, 2024. Deloitte LLP has been our auditor since October 26, 1993.
At last year’s annual general and special meeting, 83.61% of the votes were cast in favour to appoint Deloitte LLP as Pan American’s auditor and 16.39% of votes were withheld.
In making the determination of the appointment of Deloitte LLP as the independent registered public accounting firm for Pan American for the calendar year 2024, the Audit Committee has reviewed the independence of the external auditors, including their length of service and their performance.
The performance assessment included an annual assessment of the auditors as recommended by the Chartered Professional Accountants (CPA) Canada and the Canadian Public Accountability Board (CPAB). This assessment included:
•an evaluation of the external auditor’s depth and breadth of industry knowledge of the auditor’s engagement partners responsible for the Company’s audit;

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    2024 ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

•quality of the auditors’ annual plan and team, quarterly reviews, annual audit examination and evaluation of internal controls;
•technical expertise;
•the demonstration of professional skepticism and objectivity particularly in its review of the Company’s accounting estimates and areas involving significant auditor and management judgement;
•transparency, timeliness and quality of communications to the Audit Committee and management;
•management feedback as to the timeliness and quality of the auditors’ work;
•an annual survey of key finance team members, senior executives and board members to obtain their input on the auditors performance; and
•the Audit Committee also reviewed the annual report on audit quality indicators and the reports issued by the CPAB and the Public Company Accounting Oversight Board.
The assessment of independence considered aspects such as the level of non-audit fees, reasonableness of the auditors’ fees and key team member rotation, including the lead audit partner, to ensure we have a balance between the auditors’ experience and fresh perspective. The Company is aware that a long-tenured auditor may be believed by some to pose an independence risk. The Company’s current lead audit partner started their rotation in 2021. Canadian auditor independence rules provide that the lead audit partner of a reporting issuer or listed entity shall rotate out of such position every seven years. The SEC’s rules on auditor independence provide that the lead audit partner of an SEC issuer shall rotate out of such position every five years.
We also considered the risks and benefits of audit firm rotation and reviewed reports issued by CPAB and CPA Canada which conclude that existing auditor independence requirements, including audit firm review and audit team member rotation, ensure auditor independence while maintaining and enhancing audit quality, which can be impaired with audit firm rotation. Lastly, the Audit Committee is of the opinion that concerns with the auditor’s tenure are mitigated by a strong external regulatory framework, as well as, the auditors strong internal independence policies and procedures assessed through the annual auditor evaluation. The members of the Audit Committee and the Board believe that the continued retention of Deloitte LLP as our independent registered public accounting firm is in the best interests of the Company and of benefit to Shareholders. Unless otherwise instructed, the management proxyholders appointed pursuant to the accompanying proxy will vote FOR the resolution appointing Deloitte LLP as our auditor to hold office until our next annual meeting of Shareholders and FOR authorizing the Board to fix the auditor’s pay.
Auditor’s Fees
The following table shows the fees earned by Deloitte LLP for services in 2023 and 2022(1):

	Year ended December 31, 2023 ($)	Year ended December 31, 2022 ($)
Audit Fees(2)	5,258,700	2,828,000
Audit-Related Fees(3)	462,600	287,300
Tax-Related Fees(4)	3,300	1,900
Other Fees	Nil	Nil
Total:	5,724,600	3,117,200

Notes:
(1)The Audit Committee approved all audit and non-audit services provided to us by Deloitte LLP in 2022 and 2023.
(2)Audit Fees are comprised of audit and interim reviews. The fees in 2023 reflect the increased scope of the audit following the acquisition of Yamana, including purchase price allocation work. The fees in 2023 also include amounts related to the audit of Yamana for the year ended December 31, 2022, of approximately $444,500.
(3)Audit-Related Fees in both 2022 and 2023 are comprised of assurance and related services that are related to audit or review services and include amounts with respect to the Pan American and Yamana’s Canadian Public Accountability Board fees that are remitted by Deloitte on behalf of the Company.
(4)Tax-Related Fees are comprised primarily of tax advisory and compliance services.

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Advisory ‘Say on Pay’ Resolution
You will have the opportunity to vote on our approach to executive compensation at the Meeting. Since the resolution is advisory in nature, it will not be binding. However, we, together with the Human Resources and Compensation Committee (the “HRC Committee”), will consider the outcome of the vote as part of our ongoing review of executive compensation and, in the event that a significant number of Shareholders oppose the resolution, consider our approach to executive compensation in the context of those concerns. For information on our approach to executive compensation, see “Executive Compensation” beginning on page 33. Unless otherwise instructed, management proxyholders appointed pursuant to the accompanying proxy will vote FOR this ordinary resolution.

The full text of the advisory resolution on our approach to executive compensation is as follows:
"Be it resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in Pan American’s Circular for the annual general and special meeting of shareholders of Pan American held on Wednesday, May 8, 2024."
The complete voting results will be filed under Pan American’s profile on SEDAR+ (www.sedarplus.ca).
At last year’s annual general and special meeting, 88.08% of the votes were cast in favour of our approach to executive compensation and 11.92% of votes were cast against.

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Governance

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Corporate Governance Overview
The Board believes that good corporate governance is important to our effective performance and plays a significant role in protecting our Shareholders’ interests and maximizing Shareholder value.
Guidelines for effective corporate governance of listed companies are established by a number of sources, including:
•National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101” or the “Corporate Governance Disclosure Rules”);
•National Instrument 58-501 – Corporate Governance Guidelines;
•Sarbanes-Oxley Act of 2002;
•Corporate governance requirements of the New York Stock Exchange (the “NYSE Rules”); and
•TSX corporate governance requirements.
The Board is of the view that our system of corporate governance meets or exceeds these guidelines.
Our goal is to continuously improve and enhance our corporate governance standards and best practices, including in respect of matters directly related to the Meeting. Since 2010, we have presented a “say on pay” resolution at each annual meeting of our Shareholders. We adopted a majority voting policy on the election of directors in 2011. In 2015, the Board approved a board and senior management diversity policy (the “Board Diversity Policy”) that recognizes the importance of diversity, including gender diversity, on our Board and amongst our senior management team. In 2020, the Board also approved an organization-wide Inclusion and Diversity Policy (the “Inclusion and Diversity Policy”) and consequential amendments were made to the Board Diversity Policy. In March 2022, the Board approved revisions to the Board Diversity Policy to include establishing the Company’s objective to maintain representation by women on the Board of at least 30%.
For more details with respect to our approach to inclusion and diversity and related objectives, please refer to the more detailed discussion under the headings “Diversity” and “Board and Senior Management Diversity” on pages 22 and 23 of this Circular.
In addition to the discussions here and in the below section, “Ethical and Responsible Business Conduct”, relating to governance, our overall corporate governance practices are outlined in Appendix A to this Circular in accordance with NI 58-101.
Ethical and Responsible Business Conduct
We are committed to operating our business in accordance with the highest standards of governance and ethics, and the principles of sustainable development. Safe production, the environmentally sound development and operation of assets, and fostering positive long-term relationships with employees, shareholders, communities, Indigenous Peoples, and local governments are fundamental to our strategy.
Our Global Code of Ethical Conduct (the “Code”) was first established in 2003 and is reviewed annually by the Nominating & Governance Committee (the “N&G Committee”) and, if necessary, updated to ensure it remains comprehensive and that we are current with evolving governance and ethics practices. The Code was last updated and approved by the Board in December 2023. The Code is designed to deter wrongdoing, promote honest and ethical conduct, and require full, accurate, and timely disclosure.
The Code applies to all of our directors, officers and employees. A copy of the Code is available on our website at: www.panamericansilver.com.
In addition to the Code, we have adopted a number of board-level corporate policies and other guidelines that formalize how we must conduct our business, interact with stakeholders and others, and provide a framework for ethical and responsible business practices. Pursuant to these policies and guidelines, we work toward operating ethically, practicing environmental stewardship, community engagement and development, and providing a safe, healthy, respectful and open and inclusive workplace for our employees. These policies include our:
•Board and Senior Management Diversity Policy;

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•Global Anti-Corruption Policy (the “Anti-Corruption Policy”);
•Gifts and Hospitality Guidelines;
•Social Sustainability Policy (the “Social Sustainability Policy”);
•Environmental Policy (the “Environmental Policy”);
•Health and Safety Policy;
•Inclusion and Diversity Policy;
•Global Human Rights Policy (the “Human Rights Policy”); and
•Supplier Code of Conduct (the “Supplier Code of Conduct”).
We adopted the Social Sustainability Policy in November 2021. The Social Sustainability Policy provides guidelines in fostering positive relationships with communities of interest through transparent communication and ethical and sustainable business practices during exploration, design, construction, operation, closure, and post-closure of our mines. In addition, the Environmental Policy was updated in March 2021 to include guidelines in managing risks related to, among other things, climate change, energy, water, biodiversity, air quality, and cultural heritage. In 2019, we adopted the Human Rights Policy and the Supplier Code of Conduct. Our Human Rights Policy is based on the three pillars of the United Nations Guiding Principles on Business and Human Rights, the OECD Guidelines for Multinational Enterprises, and the Voluntary Principles on Security and Human Rights (the “Voluntary Principles”). The Human Rights Policy consolidates several of our existing objectives in the areas of environment, labour, diversity, and social responsibility. It formalizes our approach to fostering a positive human rights culture throughout our organization and our work to prevent, minimize or mitigate adverse impacts from our activities on our communities, workforce, and other stakeholders. Our Supplier Code of Conduct provides guidelines to our suppliers with respect to our expectations of their ethical business conduct and compliance with our policies and applicable laws. Together, these policies and guidelines promote integrity, accountability, and transparency throughout the Company, and also help ensure that we are compliant with legal and regulatory requirements and align with industry best practices.
We continue to implement the Towards Sustainable Mining (“TSM”) performance system, a world class management standard designed to help mining companies responsibly drive sustainability performance and manage risk. In 2023, we achieved or maintained Level A or higher for all TSM protocols at sites that formed part of the Company’s operations prior to the acquisition of Yamana, except for La Arena. We are implementing action plans to achieve Level A or higher in 2024 at the remaining sites. We also completed External TSM verifications at three of our mines: Shahuindo, La Arena, and Dolores.
Protecting the health, safety and well-being of our employees, contractors, suppliers, and community partners where we operate is always a priority for us. We are advancing several additional safety initiatives, including working with a third-party consultant to incorporate the ‘do safety differently’ concept, the expansion of our training and the technical abilities of our workforce, focusing on the development of leadership skills, and raising even greater awareness and prioritization of safety. In 2022, Pan American joined the Mining Safety Roundtable, a group of participant companies that are committed to eliminating fatalities and major incidents by sharing strategies and best practices to address mining industry hazards and risks. In 2023, we also developed our Critical Risk Management program that we intend to progressively implement at our operations over the coming years. Please refer to the Sustainability page of our website at www.panamericansilver.com for further information on our health and safety programs.
As part of our commitment to driving global sustainable development and contributing to the United Nations Sustainable Development Goals, in 2020, we became signatories to the United Nations Global Compact and formed a high-level and multidisciplinary group at the Company to guide the implementation and communication of our progress in the Ten Principles established in the UN Global Compact. As a signatory, we annually report our progress on embedding the United Nations Global Compact Principles into business operations. These initiatives were designed, in part, to further reduce the risks of negative impacts on human rights and alleged human rights violations. In March 2023, we joined the World Gold Council.
Our corporate environmental, social and governance (“ESG”) performance goals are set in collaboration with our operations teams. On an annual basis, these teams conduct an extensive process of setting ESG performance goals for their operations. We have also developed a set of ESG performance indicators to measure and monitor performance on key social and environmental activities at our operations. Our social performance indicators cover social risk management, grievance management and community investment. Additionally, we have developed social performance indicators focused on security and human rights standards, as well as indicators that measure the advancement of our programs focused on inclusion and diversity, bias, racism, and behavioural matters, as well as

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grievance mechanism and social economic development programs performance. Our environmental performance indicators cover environmental incidents, audits, water, energy and greenhouse gas emissions, biodiversity, waste, and implementation of the TSM program.
Our business is in many ways dependent on various stakeholders and we view establishing relationships of mutual trust and respect as important. We report annually on our sustainability performance in accordance with the Global Reporting Initiative Standards and have begun to align our reporting with the Sustainability Accounting Standards Board and the Financial Stability Board’s Taskforce on Climate-related Financial Disclosures (“TCFD”) reporting frameworks. We recognize that climate change is a threat to the global environment, society, our stakeholders and our business. We support the recommendations from the Financial Stability Board TCFD and published our first TCFD-aligned disclosure as part of our 2020 Sustainability Report. Climate-related goals were incorporated into our 2021 and 2022 Sustainability Reports. We will also continue to report on our emissions, targeted emission reductions, climate risks and other climate-related actions in our annual sustainability reports. Our current TCFD disclosure for the year-ended 2022 has been incorporated into our 2022 Sustainability Report and is available on our website at www.panamericansilver.com, and future reports will similarly be posted to our website.
We have adopted formal policies, procedures, and industry best practices to manage our impacts and contribute to the social and economic development of local communities. Our social management framework provides a consistent methodology for measuring and tracking social impacts and sustainability performance across our mines, while offering the flexibility needed to tailor our approach to the circumstances of each operation. Our sustainability audits cover human rights, labour, security and social practices. The social sustainability audit framework is based on the ICMM’s Mining Principles, TSM - Indigenous and Community Relationships Protocol, Crisis Management and Communications Planning Protocol, Mine Closure Framework, and Prevention of Child and Forced Labour Verification Protocol , the United Nations Guiding Principles (UNGP) on Business and Human Rights , the UNICEF Canada’s Child Rights and Security Checklist, the Voluntary Principles and the International Labour Organization’s Guide for Enterprise Diagnostic. During 2023, we conducted sustainability audits at the San Vicente, Huaron, Shahuindo, and La Arena mines. The key observations and recommendations from the reviews are reported monthly to senior management and quarterly to the Board and its committees, and summary results are presented annually in our Sustainability Reports. In 2021, we established the Communities and Sustainable Development Committee (“CSD Committee”) of the Board of Directors in order to increase our focus on ESG matters. Together, the CSD Committee and the Health, Safety, and Environment Committee (the "HSE Committee"), oversee our ESG strategy.
In 2019, we adopted a new human rights policy that is based on the three pillars of the United Nations Guiding Principles on Business and Human Rights, as well as the Voluntary Principles and the OECD Guidelines for Multinational Enterprises. This policy consolidates several of our existing objectives in the areas of environment, labour, diversity and social responsibility. It formalizes our approach to fostering a positive human rights culture throughout our organization and our work to prevent, minimize or mitigate adverse impacts from our activities on our employees, communities, and other external stakeholders, including discrimination and harassment. During 2023, we conducted an internal human rights impact assessment at our San Vicente mine in Bolivia, and at our El Peñon and Minera Florida mines in Chile. We plan to continue our ongoing human rights due diligence in the coming years, with the next assessment planned for our Jacobina mine in Brazil.
In 2023, San Vicente in Bolivia was externally audited as part of our ongoing Voluntary Principles audit program. The Company’s operations that were within our portfolio prior to the acquisition of Yamana had satisfied the requirements of the Voluntary Principles in 2023, while those operations that became part of our portfolio following the acquisition of Yamana all met at least 50% of the requirements during the year. The intention is that all of the Company’s sites will fully satisfy the Voluntary Principles by the end of 2024. We have continued to actively participate with the Voluntary Principles Secretariat throughout the year, which has helped us improve our approach to maintaining the safety and security of our operations within an operating framework that supports and respects human rights and fundamental freedoms. We continued to participate with the International Code of Conduct Association for Security Providers of which we hold observer status. The International Code of Conduct Association provides a framework for our security providers to improve their services with focus on human rights and humanitarian law.
In 2023, we received external limited assurance from Apex Companies LLC for our compliance with the World Gold Council Conflict Free Standard for 2022. This Standard provides us with an approach for identifying and minimizing the risk that our gold production could cause, contribute to, or support unlawful armed conflict. In 2023, we completed training sessions in bullying and harassment and slavery and child labour. We also trained key supervisors and managers in harassment prevention.

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We have multiple reporting channels in place to encourage the reporting of violations, or suspected violations, of the Code, the Anti-Corruption Policy, the Social Sustainability Policy, or other policies of the Company. These include reporting through management, reporting by mail or email to the Audit Committee Chair with respect to financial matters, and reporting via a telephone hotline or online portal operated by a secure, independent third-party service provider.
The N&G Committee and the Audit Committee monitor compliance with the Code and the Board is responsible for granting any waivers from the Code. We will disclose any waivers from the requirements of the Code granted to our directors or executive officers in the next quarterly report following a waiver. There were no such waivers of the Code during 2023.
About the Board
The Board has overall responsibility for corporate governance matters through:
•developing and approving corporate policies and guidelines;
•assisting in the definition of corporate objectives and assessing key plans; and
•evaluating our performance on a regular basis.
Among other things, the Board is guided by legislative and other governance standards, as well as stock exchange rules and industry best practices. The Board has developed a mandate that sets out written terms of reference for the Board’s authority, responsibility, and function. This mandate is reviewed and revised regularly, most recently being updated in 2023. The Board, as a whole and through its committees, periodically reviews and assesses our policies and guidelines, as well as our governance practices, to ensure they are appropriate and current. The full text of the Mandate of the Board of Directors is included in Appendix B and can be found on our website at: www.panamericansilver.com.
The Board is comprised of individuals of the highest integrity, each of whom has the knowledge and skill necessary to contribute effectively to the oversight and guidance of Pan American. The Board has a majority of independent directors. Independence is in part a legal and regulatory construct but is also evaluated on the basis that such directors are able to act objectively and in an unfettered manner, free from material relationships with us. The Company is not indebted to any of its directors.
The Board currently has five committees that each play a role in our business:
•Audit Committee;
•Communities and Sustainable Development Committee (“CSD Committee”);
•Health, Safety and Environment Committee (“HSE Committee”);
•Human Resources and Compensation Committee (“HRC Committee”); and
•Nominating & Governance Committee (“N&G Committee”).
Each committee acts on issues that fall within its purview and on matters that overlap between committees and ultimately may involve the Board as a whole. The Board has developed charters for each of its committees which establish their specific roles and responsibilities. It has also adopted governance guidelines for certain of its committees. Committee members are appointed annually following our annual general and special meeting of shareholders.
In fulfilling its governance responsibilities, the Board has delegated significant responsibility for corporate governance matters to the N&G Committee. The N&G Committee is responsible for developing and implementing governance best practices and works closely with our General Counsel and our Corporate Secretary to ensure that the N&G Committee is aware of developments and emerging trends in corporate governance. The N&G Committee regularly reports, advises and makes recommendations on governance related matters to the Board. See page 29 for a more detailed description of the N&G Committee’s composition, function, and responsibilities.
In addition, the Board relies on management to ensure we are conducting our everyday business to the appropriate standards and also providing regular, forthright reports to the Board and its committees.

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The Board works with management to develop our strategic direction, including matters relating to the long-range strategic plan, budgets, financial plans and strategies, and corporate opportunities, as well as identifying strategic risks. The Board and management regularly discuss strategic issues at quarterly Board meetings and as needed throughout the year.
Composition of the Board and Independence
The Board currently consists of eleven directors, ten of whom, Messrs. Begeman, Davidson, de Gelder, Jeannes, Segsworth and Mmes. Gosselin, Keating, Maki, Sendall, and Winckler (Chair), qualify as independent directors under the Corporate Governance Disclosure Rules and the NYSE Rules. They are independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with their ability to act in our best interests. Mr. Steinmann is not independent due to his current position as our Chief Executive Officer. As currently comprised, the members of Board are 91% independent.
Diversity
Our operations span North and South America, and this geographic breadth is further complemented by our regional and local diversity. As such, we benefit from a multi-faceted and multi-cultural workforce that brings a wide array of experience, knowledge, background, culture and heritage to our business. To us, diversity reflects all of the varied characteristics that make individuals unique from one another, whether that be gender, ethnicity, age, race, religion, disability, cultural and socio-economic background, nationality, sexual orientation, language, educational background, or expertise. Diversity encourages varied perspectives and an enhanced ability to critically evaluate how we operate our Company and interact with our various stakeholders. Awareness and promotion of diversity also fosters an inclusive work environment where individuals are treated fairly and with respect and are given equal opportunity to develop and advance. These attributes also assist us in integrating international business standards and practices into all of our operations, while being mindful of regional and local norms. In an ever-changing global environment, we believe that the benefits from diversity and inclusion are key components in our long-term success.
In 2020, we adopted our Inclusion and Diversity Policy that is applicable across our entire organization. Among others, this policy sets out our commitment to providing a respectful, safe, and healthy work environment free from all forms of violence, harassment, intimidation, racism, and discrimination, and a workplace where all individuals feel safe, valued, welcomed, and supported in achieving their full potential. The Inclusion and Diversity Policy also recognizes the importance of addressing and alleviating racism, including systemic racism, wherever it may exist. We joined the BlackNorth Initiative in June 2020 as part of our ongoing commitment to inclusion and diversity and to support the fight against racism. In 2023, we completed an equity, diversity and inclusion training program and embedded it in our Health and Safety discussions and induction processes at sites and in our offices, covering all new contractors and employees.
While gender is only one aspect of diversity, it is a significant area of focus for us. In the jurisdictions in which we operate, mining has historically been considered an industry with few opportunities for women for a variety of reasons. Among other consequences, the mining industry has not been regarded as an attractive career choice for women and this further perpetuates the traditionally low representation of female employees and leaders. We are actively trying to change that dynamic in our own business. For example, we have increased our emphasis on the recruitment and promotion of women and are encouraging more female employees to participate in our mentoring and leadership development programs. Perhaps even more importantly, we are looking for opportunities to enhance awareness of diversity issues and to create a positive environment for change throughout our organization. We have established an internal diversity and inclusion working group at our corporate office to help us with this task. We are also keenly aware that our ability to attract highly qualified female candidates in the future is, at least in part, dependent on increasing gender representation in career fields relating to our business. As such, we also support a number of external programs that seek to inspire women to enter and stay in science and mining related careers, that promote women in mining and, more generally, that champion women in leadership. For example, in 2021, we established the Pan American Silver Equity, Diversity and Inclusion Award in Science at the University of British Columbia. Gender diversity objectives form part of our Annual Incentive Plan ("AIP") goals each year.
Board and Senior Management Diversity
We consider it important to have diversity amongst our Board and senior management team, and we have therefore adopted our Board and Senior Management Diversity Policy to reinforce this commitment, which was most recently revised in March 2022. The

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Board and Senior Management Diversity Policy works in parallel with the Inclusion and Diversity Policy that is applicable broadly across the organization.
The Board and Senior Management Diversity Policy provides a basic framework within which the Company will consider the principle of diversity, referring to those varied characteristics that make individuals unique from one another, when recruiting, developing, and appointing our Board members and our senior management team, with the goal of having talented, knowledgeable persons with diverse experiences, backgrounds, and perspectives guiding the Company. While recruitment, development, and appointments for the Board and our senior management team will be primarily merit-based in order to ensure that their composition will ultimately reflect the particular skills, knowledge, and experience that are required to effectively run our business, due consideration will also be given to the present level of diversity, including gender diversity, within the leadership of the Company and the positive impact that further diversity might have on our business. Gender diversity will be accorded particular attention when considering Board and senior management appointments with a view to increasing the representation of women amongst the Company’s leadership.
The N&G Committee will have the most direct impact on developing diversity amongst Board members as a result of its oversight responsibilities on Board composition and function and with regard to the nomination of candidates to fill Board vacancies. Similarly, the Chief Executive Officer, together with the HRC Committee, manage the succession planning process and make recommendations to the Board for the appointment of the Company’s senior management team. As such, the N&G Committee, the CEO and the HRC Committee are in unique positions to encourage diversity by recognizing diversity, in particular gender diversity, as an important factor when fulfilling their responsibilities with respect to nominating, recruiting, hiring, and promoting individuals for the Board and senior management. Under both the N&G Committee Charter and the Mandate of the CEO, diversity has been specifically identified as a key consideration in the recommendation of new nominees to the Board and in the recruitment and development of individuals for senior management positions.
In March 2022, we formally set a target for the Company to maintain representation by women on the Board of at least 30%. We currently have five Board members who are women, representing 45% of our Board. If all of the current director nominees are appointed to our Board, we will have five Board members who are women, representing 56% of our Board. We have one senior vice president and four vice presidents on our corporate management team who are women, one of whom is an executive officer. We have included specific requirements relating to gender in our candidate searches and will actively pursue diversity, and in particular gender diversity, in future recruitment processes and nominations. We believe that the goal of having talented, knowledgeable individuals with diverse experiences, backgrounds and perspectives guiding the Company is achievable.
The N&G Committee considers gender and other diversity regularly and reports to the Board annually on the Company’s advances with respect to the Board Diversity Policy. In connection with this review, the N&G Committee will consider the effectiveness of the Company’s approach to diversity and will recommend to the Board any changes that it considers appropriate.
The following board diversity matrix provides the demographic composition of our Board as disclosed by its members:

Diversity Matrix of Current and Proposed Board Members as of March 14, 2024
Country of Principal Executive Offices:	Canada
Foreign Private Issuer listed on NYSE	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Current Directors (Nine of whom are nominees)	11

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Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Director Nominees	5	4	-	-
Part II: Demographic Background
Underrepresented Individual[1] in Home Country Jurisdiction				-
LGBTQ+[2]				-
Did Not Disclose Demographic Background				11

Notes:
(1)A person who self-identifies as an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious, or linguistic identity in the country of the Foreign Issuer’s principal executive offices (as reported on the Foreign Issuer’s Forms F-1, 10-K, 20-F or 40-F).
(2)A person who identifies as any of the following: lesbian, gay, bisexual, transgender or as a member of the queer community.
Our Board Diversity Policy and our Inclusion and Diversity Policy are both available on our website at: www.panamericansilver.com.
In-Camera Meetings
The independent members of the Board meet without the non-independent directors and management at all Board meetings. These in-camera meetings are led by the Chair or another independent Board member should the Chair not be in attendance. In addition, the Audit Committee holds in-camera sessions with our auditors and amongst themselves at each meeting. The HRC Committee holds in-camera sessions amongst themselves or with its compensation consultant at each meeting, and other committees of the Board also hold in-camera sessions as and when required.
Board Skills Matrix
As part of our ongoing efforts to ensure we have the appropriate combination of skills and experience on our Board, the N&G Committee has developed a skills matrix and identified the various areas of expertise that they considered necessary to provide effective stewardship for our Company. The N&G Committee asked each director nominee to consider the various areas of expertise identified below and identify whether they considered themselves to have these skills as core competencies, ancillary competencies, or that it was not within their particular area of expertise. The N&G Committee will be guided by the skills matrix when conducting Board recruitment, in order to ensure there is an appropriate balance of the skills necessary for the stewardship of the Company.
The following skills matrix indicates the number of director nominees who have expertise and ancillary competencies in the identified areas and is representative of the diverse skills and experience of our director nominees:

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Areas of Expertise		Core Competencies	Ancillary Competencies
Regulatory	Legal – corporate/ commercial	3	2
	Governance and regulatory compliance	4	4
	Government relations	2	6
	Stakeholders/ investor relations	4	5
Finance	Capital markets	4	4
	Risk management	3	6
	M&A and corporate finance	6	2
	International business experience	5	3
Accounting and Tax	Financial literacy	2	6
	Tax	2	2
Technical	Mining operations - underground	2	5
	Mining operations – open pit	3	4
	Project management / development/ construction	4	3
	Exploration	1	6
	Geology	1	5
Corporate Social Responsibility	Environment and sustainability	6	2
	Health and safety	7	0
	Social license	5	2
Human Resources and Compensation	Strategic leadership	4	5
	Human resources	4	3
	Compensation	4	5

Board Education
We recognize the importance of ongoing director education and the need for directors to have a current and detailed understanding of their duties and responsibilities as directors, as well as emerging trends in the mining industry and in the regulatory and governance areas.
In addition to the wide range of information provided to the Board at scheduled meetings, senior management also provides periodic presentations to the Board on specific aspects of our business or industry that are deemed particularly relevant or important, or on topics that we or the Board considers to be beneficial. In some cases, external advisors or consultants are invited to address the Board. For example, during 2023, the Board and senior management participated in a technical seminar regarding the La Colorada Skarn.
Our Board members are also encouraged to attend seminars, conferences and professional development events. A number of our directors reported completing training sessions and seminars during the year, and several of our Board members also attended industry conferences. Among others, individual directors attended various seminars, including with respect to the future of sustainability reporting with International Sustainability Standards Board Standards; crisis management; ESG; succession planning; climate governance; executive compensation matters; generative artificial intelligence; media relations; audit committee matters; and governance and ethics.
Visits to our mines and development sites are also important educational opportunities. Directors have been and will continue to be given tours of our operations to give the directors additional insight into our business and to encourage interaction with our local management and personnel. During 2023, site visits were conducted by certain Board members at La Colorada, Shahuindo, El Peñon, Jacobina and Escobal. All Board members are provided with detailed monthly management reports regarding our business and operations.
In addition to the foregoing, our General Counsel and the Corporate Secretary, in conjunction with the N&G Committee, update the Board members on new and evolving corporate governance developments applicable to directors of public companies with respect to their conduct, duties and responsibilities. We also provide our Board with periodic updates on regulatory, industry and political developments that could affect our business. Educational reading materials on matters of significance to us and the mining industry are provided to the Board periodically.

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To ensure that our Board members are able to gain more detailed information about our business and operations, all of our Board members are invited to attend all meetings of the Board committees, regardless of whether they are members of those particular Committees.
Board Committees
The Board currently has five committees, as described below. The full charter of each committee can be found on our website at: www.panamericansilver.com.
Audit Committee
The Audit Committee is currently composed of four directors, each of whom is an independent director for the purposes of the Corporate Governance Disclosure Rules and all of whom are independent directors for purposes of the NYSE Rules and as required by the Audit Committee Charter. The Audit Committee holds in-camera sessions without management present at each meeting.
The chair of the Audit Committee is currently Ms. Maki.
All members of the Audit Committee are financially literate – they have the ability to read and understand a company’s financial statements, including its balance sheet, income statement and cash flow statement. Ms. Maki is considered an audit committee financial expert based on her professional experience and education.
The Audit Committee assists the Board in its oversight functions as they relate to the quality and integrity of our financial statements and accounting processes, the independent auditor qualifications and independence, managements responsibility for assessing the effectiveness of internal controls, and the Company's compliance with legal and regulatory requirements in connection with financial and accounting matters. In this regard, the Audit Committee has primary responsibility for our financial reporting, accounting systems and internal controls. The Audit Committee Charter was updated in February 2024.
The Audit Committee’s primary areas of responsibility include:
•review of public filings, in particular with respect of financial information contained therein;
•review our policies and business practices in respect of financial and accounting matters, including related-party transactions, financial controls and management reporting;
•review and approve matters relating to, and reports from, external auditors;
•in consultation with the external auditor, review the integrity of our financial reporting process and internal control structure;
•review internal audit findings and matters relating to internal audit function and procedures;
•review and approve our financial risk management programs, including our hedging programs; and
•review matters relating to ethical and legal compliance in respect of our financial matters and review major financial audit and accounting related risks, including information security and cyber risks.
The Audit Committee is empowered to instruct and retain independent counsel or other advisors, set the pay and compensation for any such advisors, and communicate directly with the independent auditor as it determines necessary to carry out its duties. We pay the costs of such advisors. The Audit Committee also has oversight responsibility for our internal audit group and function and reviews and assesses internal audit findings. Additional information relating to the Audit Committee is contained in the Annual Information Form, under the heading “Audit Committee” and in Appendix A thereto.
The Audit Committee has prohibited the use of our independent auditor for the following non-audit services:
•bookkeeping or other services related to our accounting records or financial statements;
•financial information systems design and implementation, except for services provided in connection with the assessment, design and implementation of internal account controls and risk management controls;

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•appraisal or valuation services, fairness opinions or contribution-in-kind reports, where the results of any valuation or appraisal would be material to our financial statements or where the accounting firm providing the appraisal, valuation, opinion or report would audit the results;
•actuarial services;
•internal audit outsourcing services;
•management functions or human resources functions;
•broker-dealer, investment advisor or investment banking services;
•legal services; and
•expert services unrelated to audits.
Communities and Sustainable Development Committee
The CSD Committee is currently composed of three directors, each of whom is an independent director.
The chair of the CSD Committee is Ms. Sendall.
The main purpose of the CSD Committee is to provide oversight and guidance with respect to:
•matters in connection with the continued development and adoption of sustainable and socially responsible business practices and standards, including with respect to communities of interest;
•our practices and performance with respect to community and sustainability matters, including, but not limited to, engagement and relationships with, and impacts on, communities of interest and Indigenous peoples, human rights, government relations, and our philanthropic initiatives and activities;
•in conjunction with other Board committees, the development of our approach to ESG matters and policies, and making recommendations to the Board in respect thereof; and
•our reporting standards, communications and disclosure of community, sustainability and ESG performance.
The CSD Committee’s primary areas of responsibility include:
•review and provide guidance with respect to, the development of our goals, policies, and programs as they relate to communities, sustainable development, and social matters;
•provide oversight with respect to management’s identification, review and evaluation of our sustainability, community, and corporate social responsibility related activities;
•review and approve annual targets determined by management with reference to our goals, policies and programs regarding communities, sustainable development, and social matters;
•review reports from management with respect to audits of our social and sustainability programs and activities;
•review reports by management on any significant social and community issues and grievance matters, and make recommendations to management and to the Board;
•review and monitor management’s activities to ensure that the principal risks and opportunities related to corporate social responsibility, sustainability and ESG are identified by management and that appropriate resources are allocated;
•provide oversight with respect to management’s programs to promote and facilitate employee participation in the development and implementation of our ESG standards and practices;
•consider reports from management with respect to significant changes in risk exposure relating to sustainable development, social or community matters, human rights, government relations or related communications matters; and
•review and provide oversight relating to our communications, disclosure, and reporting of ESG performance, including the publication of our Sustainability Report.

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Health, Safety and Environment Committee
The HSE Committee is currently composed of four directors, each of whom is an independent director.
The chair of the HSE Committee is Mr. Segsworth.
The main purpose of the HSE Committee is to provide oversight and guidance with respect to:
•the conduct of activities throughout the life cycle of all mines and development projects in a safe and environmentally responsible manner through the application of prudent design and operating practices and the education and training of our employees and contractors;
•our policies, practices and approach to environmental stewardship and health and safety; and
•our public disclosure and other communications with respect to health, safety, and the environment.
Environmental matters are defined in the HSE Committee Charter to include water risks (availability and quality), soil, biodiversity, air, climate change, and industrial air emissions.
The HSE Committee’s primary areas of responsibility include:
•review and provide guidance with respect to the development of our goals, policies, and programs as they relate to the environment and health and safety, including those with respect to personal safety and security, water, air and soil quality, tailings facilities, mine closure, climate change, biodiversity, and industrial air emissions;
•provide oversight with respect to management’s periodic review and evaluation of the environmental and health and safety policies and practices;
•review reports from management with respect to audits of health and safety programs, environmental and tailings management systems, and emergency preparedness and response plans;
•review reports by management on significant health, safety and environmental issues and make recommendations to the Board;
•oversee management’s development and maintenance of education programs for its employees with respect to potential health, safety and environmental hazards;
•review and approve annual targets determined by management with reference to our goals, policies, and programs regarding environmental and health and safety matters;
•review and monitor management’s activities to ensure that the principal risks and opportunities to the Company related to the environment and health and safety are identified by management and that appropriate resources are allocated;
•consider reports from management with respect to significant changes in risk exposure relating to the environment and health and safety matters, including those related to tailings facilities and security;
•direct management to develop, maintain, and update procedures to receive and address potential concerns and grievances of stakeholders and communities of interest as they relate to the environment and health and safety; and
•review and provide oversight relating to our communications, disclosure, and reporting of environmental and safety matters and performance, including with respect to the publication of our Sustainability Report.
Human Resources and Compensation Committee
The HRC Committee is currently comprised of four directors, each of whom is an independent director as required by the HRC Committee Charter and for the purposes of both the Corporate Governance Disclosure Rules and the NYSE Rules. In addition, none of the members of the HRC Committee is currently an executive officer of any other public company. The HRC Committee holds in-camera sessions without management present at each meeting.
The chair of the HRC Committee is Mr. Jeannes.
The main purpose of the HRC Committee is to assist the Board in fulfilling its responsibilities relating to human resources and compensation matters.

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In addition, the HRC Committee responsibilities include:
•review the human resources organizational structure and report any significant organizational changes to the Board;
•together with the CEO, annually review and approve or determine succession plans for the executive officers other than the CEO;
•review and recommend to the Board any proposed appointment of any person as an officer of the Company;
•review and approve the forms of agreement with executive officers that may address terms of employment, responsibilities, compensation, retirement, termination, or other special conditions;
•review and make recommendations to the Board with respect to our incentive compensation programs and payments;
•review and make recommendations to the Board with respect to the annual and long term corporate goals and objectives relevant for determining the compensation of the CEO; and
•annually review and evaluate the personal performance of the CEO relative to the corporate goals and objectives established for this position and report to the Board the results of the review.
More details about the HRC Committee and its work can be found in the Executive Compensation section of this Circular.
Nominating and Governance Committee
The N&G Committee currently consists of three directors, each of whom is an independent director as required by the N&G Committee Charter, and for the purposes of both the Corporate Governance Disclosure Rules and the NYSE Rules. The N&G Committee holds in-camera sessions without management present when it deems appropriate.
The chair of the N&G Committee is Mr. de Gelder.
The main purpose of the N&G Committee is to provide a focus on governance that will enhance the Company's performance, establishing procedures for assessing the Company's performance and make recommendations to the Board regarding the Company's overall effectiveness and to establish procedures to assess and supervise the process for identifying, recruiting, appointing, re-appointing, and providing ongoing development for directors.
The N&G Committee has, among other things, the following duties and responsibilities:
•assisting the Board in providing efficient and effective corporate governance;
•identifying and evaluating possible nominees for the Board;
•director education;
•evaluating the performance of each individual director; and
•reviewing and recommending our conduct and compliance policies including, but not limited to, the Code.
The N&G Committee also reviews and makes recommendations to the Board with respect to the composition of the Board and its committees, as well as inclusion and diversity matters relating the Board and senior management. The N&G Committee reviews the skills and independence of all nominees and recommends our corporate governance disclosure to the Board.

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Director Attendance
The following table sets out the attendance of directors at Board meetings and meetings of the committees of the Board of which they were members during the year ended December 31, 2023:

Director	Committees(1)						Total
	Board	Audit	CSD	HSE	HRC	N&G	Attendance
	7 meetings	5 meetings	4 meetings	4 meetings	5 meetings	3 meetings	%
John Begeman	3 of 3	-	-	2	-	1 of 1	100
Alexander Davidson	3 of 3	-	2 of 2	2 of 2	-	-	100
Neil de Gelder	7 of 7	5 of 5	-	-	2 of 2	3 of 3	100
Chantal Gosselin	3 of 3	3 of 3	-	2 of 2	-	-	100
Charles A. Jeannes	6 of 7	-	2 of 2	2 of 2	5 of 5	1 of 1	94%
Kimberly Keating	3 of 3	2 of 3	-	-	3 of 3	-	89%
Jennifer Maki	7 of 7	5 of 5	4 of 4	-	-	-	100
Walter T. Segsworth	7 of 7	-	-	4 of 4	5 of 5	2 of 2	100
Kathleen E. Sendall	7 of 7	-	4 of 4	2 of 2	3 of 3	-	100
Michael Steinmann	7 of 7	-	2 of 2	2 of 2	-	-	100
Gillian D. Winckler	7 of 7	-	-	-	-	2 of 2	100

Notes:
(1)Reflects the number of meetings attended during 2023. The number of meetings attended vary between the directors due to the appointment of certain directors in May 2023 and changes to committee memberships.
Directors’ and Officers’ Liability Insurance
We maintain Directors’ and Officers’ Liability insurance coverage with a combined aggregate liability limit of $125 million. The insurance covers our directors and officers, and the directors and officers of our subsidiaries, individually and as a group. Included in this $125 million limit is personal Directors’ and Officers’ Liability coverage with a $45 million dedicated excess layer for non-indemnifiable losses. There is no deductible for non-indemnifiable loss, crisis loss, or derivative investigation costs. Pan American would bear the first $3,500,000 of any other loss.
Director Compensation and Share Ownership
We establish director compensation based on a comparison with other companies in the mining industry and consider the duties and responsibilities of our directors, both at a Board level and the committee level. The N&G Committee reviews our director compensation and related comparative information of our peer group from time to time and will recommend to the Board any changes that it considers appropriate. Our approach to director compensation is based on offering competitive compensation to recruit and retain highly qualified individuals to serve on our Board.
Executive directors are not paid for their services as directors. Our other directors are paid a retainer for their services as directors.
Director Fees
Annual Board retainer fees are paid in respect of the period starting on the date of the annual meeting of shareholders at which he or she is elected or re-elected as a director and ending on the date immediately prior to the date of our next annual meeting of shareholders. The non-executive directors receive their annual Board retainer fee, net of applicable taxes, in deferred share units (“DSUs”) or a combination of DSUs and cash.

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In May 2023, following a peer review and analysis of director compensation, the Board approved increases to the Board and Committee retainer fees, which are reflected in the table below. The Board determined that meeting fees would no longer be paid for director attendance at either Board or Committee meetings.
The following table details the retainer fee structure for our non-executive directors as at December 31, 2023.

Director Retainer Fees
Type	Amount ($)
Annual Board Chair Retainer(1)	300,000
Annual Board Retainer (Non-Chair, Non-Employee)(2)	200,000
Audit Committee Chair Retainer	25,000
Audit Committee Member Retainer	6,000
CSD Committee Chair Retainer	17,000
HRC Committee Chair Retainer	20,000
HSE Committee Chair Retainer	17,000
N&G Committee Chair Retainer	17,000

Notes:
(1)$150,000 of which is payable in DSUs and the remaining $150,000 being payable in a combination of cash and/or DSUs.
(2)$100,000 of which is payable in DSUs and the remaining $100,000 being payable in a combination of cash and/or DSUs.
We reimburse our directors for reasonable out-of-pocket expenses related to their attendance at meetings, including travel costs to attend meetings, and other expenses incurred for corporate purposes.
The following table sets forth all amounts of compensation earned by the directors for their services to us during the 2023 calendar year, with the exception of Mr. Steinmann, who received compensation as an Executive but did not receive compensation for services as a director.

Directors	Fees earned (1)(2)(3) ($)	Share-based awards(3) ($)	Option based awards(4) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total(1)(5) ($)
John Begeman	-	116,667	-	-	-	-	116,667
Alexander Davidson	-	116,667	-	-	-	-	116,667
Neil de Gelder	100,792	141,667	-	-	-	-	242,459
Chantal Gosselin	50,167	116,667	-	-	-	-	166,834
Charles A. Jeannes	90,417	141,667	-	-	-	-	232,084
Kimberly Keating	3,500	116,667	-	-	-	-	120,167
Jennifer Maki	147,083	83,333	-	-	-	-	230,416
Walter T. Segsworth	96,667	141,667	-	-	-	-	238,334
Kathleen Sendall	146,000	83,333	-	-	-	-	229,334
Michael Steinmann (6)	-	-	-	-	-	-	-
Gillian Winckler	165,000	130,000	-	-	-	-	295,000
Michael Carroll(7)	86,083	25,000	-	-	-	-	111,083

Notes:
(1)Includes Board annual retainer fees, committee retainer fees, and meeting fees paid in cash in 2023. We do not consider travel reimbursement costs to be part of compensation and therefore are not included in the above table.
(2)Retainer fees are typically paid each May in advance for services performed between the Company’s annual meetings. In May 2023, the Board approved increases to the Board and Committee retainer fees. The table above includes the pro rata fees earned under the previous annual retainer fee and meeting fee structure during 2023.
(3)The Chair receives an annual retainer fee of $300,000, paid in the equivalent of $150,000 in DSUs and the remaining $150,000 in a combination of cash and/or DSUs. The annual retainer for all other non-executive directors is $200,000, paid in the equivalent of $100,000 in DSUs and the remaining $100,000

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in a combination of cash and/or DSUs. The portion of fees taken in DSUs and/or cash in 2023 was as follows: Mr. Begeman: 100% of fees in DSUs; Mr. Davidson: 100% of fees in DSUs; Mr. de Gelder: 100% of fees in DSUs; Ms. Gosselin: 60% of fees in DSUs and 40% of fees in cash; Mr. Jeannes: 100% of fees in DSUs; Ms. Keating: 100% of fees in DSUs; Ms. Maki: 50% of fees in DSUs and 50% of fees in cash; Mr. Segsworth: 100% of fees in DSUs; Ms. Sendall: 50% of fees in DSUs and 50% of fees in cash; and Ms. Winckler: 60% of fees in DSUs and 40% of fees in cash. The number of DSUs granted is calculated by dividing the total value of the award by the closing price of the Shares on the TSX on the date immediately prior to the grant. See “DSU Plan” for further information regarding the DSUs.
(4)Non-executive directors do not receive incentive plan compensation or pension contributions, nor do they receive Option-based awards.
(5)The total compensation of the directors includes all compensation that has been paid, or that is payable in respect of, their services during 2023.
(6)Mr. Steinmann is an executive of the Board and therefore receives no compensation for services as a director.
(7)Mr. Carroll did not stand for re-election at the 2023 AGSM.
DSU Plan
Non-executive director compensation is not performance-based and they do not participate in compensation programs established for management. Non-executive directors instead participate in the Deferred Share Unit Plan for directors (the “DSU Plan”).
A minimum of 50% of the non-executive director’s annual retainer fee must be paid in DSUs. Non-executive directors may elect on an annual basis to receive the remaining 50% of their annual retainer in cash, DSUs, or a combination of cash and DSUs.
DSUs are notional units credited by way of book-keeping entry in the books of the Company and administrated pursuant to the DSU Plan, representing the right to receive either (i) a cash payment or (ii) a number of Restricted Shares, in each case as determined by the Company in its sole discretion, and the value of which is equal to the market value of the Company’s share multiplied by the number of DSUs held by the director, calculated at the date of such payment. When the Company declares a dividend on the Shares, additional DSUs are credited to the director on an annual basis. DSUs do not pay out until a director ceases to hold office. At the Company’s discretion, DSUs may be settled in Restricted Shares issued from the Company’s treasury pursuant to the Option Plan, or in cash. Please refer to the description of the Option Plan included in Appendix C for additional information about the Restricted Shares that may be issued upon settlement of the DSUs.
Director Ownership Guidelines
We have had Share ownership requirements for our directors for many years in order to enhance director alignment with shareholders and to be consistent with overall director compensation practices. In 2023, the N&G Committee conducted a review of the director Share ownership guidelines and N&G Committee recommended that the non-executive director Share ownership requirement be increased from a minimum of 10,000 shares, so that the Company’s non-executive directors are each required to own Shares having an aggregate value equal to three times the annual retainer for the non-executive Board members (i.e. $600,000) (the “Director Ownership Guidelines”). The Board approved the increased Director Ownership Guidelines. The Director Ownership Guidelines must be satisfied by May 10, 2028 for current directors and within five years after becoming a Board member for future directors. Since non-executive directors of the Company are eligible to participate in the DSU Plan, DSUs granted to such directors are also used in determining their compliance with the Director Ownership Guidelines.
As at the date of this Circular, none of the directors are required to have met the three times the annual retainer fee ownership requirement. As of the date of this Circular and as disclosed in the director nominee profiles beginning on page 9, utilizing the Bank of Canada CAD-USD exchange rate of 1.3512 March 14, 2024, one of our independent Board nominees holds Shares worth at least three times their annual director retainer. Mr. Steinmann does not receive compensation for his services as a director.
Directors are prohibited from derivative trading or short-selling our securities.

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Executive Compensation

What’s Inside

Compensation Discussion and Analysis	34
Components of Executive Compensation	44
Executive Share Ownership	54
Total Executive Compensation Summary	56
Employment Agreements, Change of Control and Other Termination Payments	57

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Compensation Discussion and Analysis
Introduction
This section provides information on our executive compensation program for 2023. For 2023, our Named Executive Officers ("Executives"), as defined in NI 51-102 were as follows:
•Michael Steinmann, President and Chief Executive Officer (President and CEO);
•Steven Busby, Chief Operating Officer (COO);
•Ignacio Couturier, Chief Financial Officer (CFO);
•Christopher Lemon, Chief Legal & Human Resources Officer, General Counsel (General Counsel); and
•Sean McAleer, Senior Vice President, Strategic Initiatives.
In some instances, the compensation programs and certain other matters outlined herein also apply to other members of senior management, however, the programs are discussed as they relate specifically to our Executives.
Executive Compensation Philosophy Overview
We strive to ensure that our compensation is competitive with that of other Canadian mining companies with international operations that are similar in size and scope. We reward our Executives for achieving defined individual and corporate goals. We also align the interests of Executives with Shareholders by rewarding performance that is likely to increase Shareholder value.
Performance Graph
The following graph shows the change in value of $100 invested in our Shares between December 31, 2018 and December 29, 2023 (the last trading day of 2023) assuming reinvestment of dividends, compared to a similar investment in the S&P TSX Composite Index. The graph also depicts total annual compensation for our Executives and the Company’s revenue for each year from 2018 to 2023. In this respect, total compensation for our Executives in 2023 of approximately CAD$21.2 million would represent approximately 0.7% of total revenue of $2.32 billion in the year.

Note:
(1)    Assuming reinvestment of dividends.
The trend in annual compensation of the Executives has generally been consistent with the Company’s performance, size and complexity over the five-year period ended December 31, 2023.

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	Pan American Closing Price (TSX) (CAD$)	Base(1) CAD$	S&P TSX Composite	Base CAD$
December 31, 2018	19.93	100.00	14,323	100.00
December 31, 2019	30.76	159.39	17,063	119.13
December 31, 2020	43.9	228.85	17,433	121.72
December 31, 2021	31.56	166.16	21,223	148.17
December 30, 2022	22.1	118.38	19,385	135.34
December 29, 2023	21.46	117.93	20,958	146.33

Note:
(1)    Assuming reinvestment of dividends.
The trend in annual compensation of the Executives has generally been consistent with the Company’s performance, total shareholder return (“TSR”), S&P TSX Composite performance, and share price performance over the five-year period ended December 31, 2023.
Share Price Performance
Our Share price performance is influenced by the prices of silver and gold, which are largely determined by global supply and demand, which in turn are driven by macro and micro economic events. Over the past five fiscal years, the price of silver increased from $15.47 per ounce (December 31, 2018) to $23.79 per ounce (December 29, 2023). With the acquisition of Yamana Gold Inc. (“Yamana”) and Tahoe and their gold producing assets, our share price performance may be increasingly influenced by the price of gold.
Our compensation philosophy is designed to retain key Executives in a highly competitive labour market and reward them for achieving objectives that create value for shareholders, notwithstanding commodity prices (specifically the price of silver and gold), which is outside of management control. In 2023, our full year results included:
•Annual revenue totaled $2.32 billion, and cash generated from operating activities was $450.2 million. Annual net loss totalling of $104.9 million ($0.32 basic loss per Share) and adjusted annual earnings of $39.3 million ($0.12 basic adjusted earnings per Share).
•Consolidated annual silver and gold production was 20.44 million ounces and 882.9 thousand ounces, respectively. We did not meet our silver production guidance and achieved the low end of our gold production guidance.
•Annual Silver Segment Cash Costs(1) and all-in sustaining costs ("AISC")(1) were $13.07 and $18.17 per silver ounce sold, respectively.
•Annual Gold Segment Cash Costs and AISC were $1,113 and $1,371 per gold ounce sold, respectively.
•At December 31, 2023, the Company had cash and short-term investment balances of $440.9 million and $750.0 million available under its sustainability-linked credit facility. Working capital was $765.8 million. Total debt was $801.6 million, which was related to two senior notes Pan American assumed through the acquisition of Yamana, construction and other loans, and leases.

Note:
(1)AISC, Cash Costs, adjusted earnings, basic adjusted earnings per Share, and working capital are not generally accepted accounting principle (“Non-GAAP”) financial measures. Readers should refer to the “Alternative Performance (Non-GAAP) Measures” section of the Company’s MD&A dated February 21, 2024, for the year ending December 31, 2023, for further information and for a detailed reconciliation of these measures. Silver segment cash costs and AISC are calculated net of credits for realized revenues from all metals other than silver and are calculated per ounce of silver sold. Gold segment cash costs and AISC are calculated net of credits for realized silver revenues, and are calculated per ounce of gold sold. Corporate general and administrative expense, and exploration and project development expense are included in consolidated (silver basis) AISC but are not allocated amongst the operations and thus are not included in either the silver or gold segment consolidated amounts. AISC excludes net realizable value adjustments. Consolidated silver basis is calculated by treating all revenues from metals other than silver, including gold, as a by-product credit.
A discussion of our Company’s operational performance can be found under the heading “2023 Company Performance Objectives, Weights and Results” on page 46 of this Circular.

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Realizable Compensation
A significant portion of our compensation for senior management is paid pursuant to our Long-Term Incentive Plan (“LTIP”) in the form of non-cash compensation that vests over time and is impacted by Pan American’s performance, including its Share price and TSR. These long-term compensation vehicles serve to align our senior management’s interests with the interests of Shareholders. However, the longer-term nature of the awards and the impact of Pan American’s performance means that what our senior management actually receives will likely differ from the award’s intended value on the grant date. Realizable compensation demonstrates this potential difference and is indicative of the alignment of pay with corporate performance.
The following table depicts our CEO’s realizable compensation for the last five fiscal years and compares that against our cumulative TSR over the same periods. The grant date fair value compensation consists of salary, actual short-term incentives, and the anticipated value of our CEO’s long-term incentives (i.e., RSUs, Restricted Shares, and PSUs) based on Pan American’s share price at the time of the grant. The realizable compensation consists of salary, actual short-term incentives, and long-term incentives using an assumed realized / realizable value based on the 2023 year-end share price of CAD$21.63 and includes accrued dividends. The table also illustrates the effect of an assumed achievement of the minimum, target, and maximum performance levels on the vesting of our PSUs.

Year (Cumulative TSR Ending 2023)(1)	Grant Date Fair Value (GDFV)	Realizable (Target PSU Vesting)	Realizable (% change from GDFV at Target )	Realizable (Minimum PSU Vesting)	Realizable (Maximum PSU Vesting)
2019 (+17% TSR)	$4,146,000	$3,871,900	-7%	—	—
2020 (-25% TSR)	$5,176,700	$3,590,200	-31%	—	—
2021 (-48% TSR)	$4,746,900	$4,867,700	-13%	$3,281,600	$4,987,200
2022 (-28% TSR)	$4,863,800	$4,867,700	0%	$3,519,800	$6,215,700
2023 (0% TSR)	$8,847,200	$8,964,100	1%	$5,199,700	$12,728,500

Note:
(1)For vested Shares, RSUs and PSUs the realizable value is based on the Share price on vesting date, the value of accrued dividends, and actual PSU vesting multiplier of 0.60x (2019) and 0x (2020). For outstanding awards as at December 31, 2023, the realizable value was based on the 2023 year end Share price of CAD$21.63 and captures the value of accrued dividends to date.
As illustrated in the table, the value ultimately realized by the CEO will be significantly impacted by performance. The annual GDFV compensation for our CEO was generally in the range of $4 to $5 million from 2019 to 2022, but with the increase in size and complexity of the business and movement in peer compensation adjustments were needed to remain market competitive. However, since over 60% of the GDFV compensation in 2023 is in the form of equity grants (with two-thirds in the form of PSUs) there will be a direct link to performance on both an absolute basis through share price and relative peers through the relative TSR performance metric for PSU vesting. The table includes a special transaction PSU award, described under the heading "Transaction Award" on page 43 of this Circular. Please refer to the compensation harmonization process conducted following the acquisition of Yamana, described under the heading "2023 Compensation Harmonization Process" on page 43 of this Circular, and the description of our PSUs and their calculation under the heading “PSUs” on page 50 of this Circular.
Trading Restrictions
We have a stock transactions policy that places restrictions on employees, their families, and other associates from trading or pledging our securities. Additionally, key personnel, including Executives and directors, are prohibited from short sales and derivative trading, and have restrictions on certain other trading such as hedging, short-term trading, and put and call options trading of our securities. Shares issued as compensation to employees under our LTIP have a three-year hold period before they can be traded.
Compensation Risk Management
The HRC Committee completes an annual compensation risk review and reports its findings to the Board. The Board and the HRC Committee carefully consider potential risks when designing compensation programs, setting objectives and making incentive awards. The HRC Committee and the Board take appropriate action to reduce compensation risks when deemed necessary. During 2023, the HRC Committee conducted an assessment to evaluate the potential risks associated with compensation programs as they relate to short-term and long-term decision-making by our Executives and other members of senior management.
The HRC Committee identified some relevant business risks including:

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•mineral resource and mineral reserve estimation;
•achievement of safety results and meeting environmental requirements;
•achievement of annual production and cost targets in balance with long-term development requirements at our operations;
•merger and acquisition activity;
•restart of the Escobal mine; and
•project development at the La Colorada Skarn.
The risk analysis also included a review of the pay mix across incentive plans, plan metrics, plan funding, award time horizons, historical and future payout scenarios, and control features.
The Company has no special compensation arrangements, and the HRC Committee and the Board did not identify any compensation practices that were reasonably likely to have a material adverse effect on our business.
Our compensation program design and Board oversight provide several controls that mitigate compensation risks, including:
•Appropriate balance of metrics and weightings: Objectives of our short-term incentive program balance growth, safety, responsible business practices, and operating performance as approved by the HRC Committee. They provide a balanced focus on our short-term requirements without sacrificing the long-term growth required to sustain our business. Base salaries are market competitive to reduce over-reliance on variable (at risk) compensation.
•Capping of maximum payouts: Both the short-term and long-term incentive programs are capped at 200% of target to limit windfall payouts.
•Mix of short and long-term incentives: Incentive awards include a mix of annual and long-term awards which vest over time, from one to three years.
•Share ownership guideline: Executives are expected to hold a minimum number of Shares to encourage them to consider long-term performance and multi-year goals in decision-making. See detailed discussion under the heading “Executive Share Ownership” on page 54 for the guideline and current executive share ownership levels.
•Funding of incentive programs: The short-term incentive program is funded with current cash. The long-term incentive program is funded with current cash or by the issuance of compensation Shares (“Compensation Shares”) and Options pursuant to the Stock Option and Compensation Share Plan (the “Option Plan”). Based on the compensation risk assessment, the HRC Committee determined that funding for our current incentive programs is sufficient.
•Board discretion: Both the short and long-term incentive programs may be changed or suspended at any time by the Board.
•Plan limits: The Option Plan limits the number of Compensation Shares that may be issued annually to 500,000, and currently limits Options and Compensation Shares that may be issued in aggregate of 6,461,470. In addition, no optionee shall exceed 5%, and no insider shall exceed 10% of the total issued and outstanding Shares. See Appendix C for additional details.
•Control features / plan governance: Annual goals and metrics are reviewed by the HRC Committee and approved by the Board. Final award payout levels and cash incentives are reviewed by the HRC Committee and approved by the Board, either of whom may alter the award amounts.
•Time horizon of payments or realization of value:

Incentive	Key terms
Short-term incentive awards	Awarded in February following the performance year
Option awards (long-term)	Grants after February 18, 2021, vest over three years, while options granted prior to such time vested over two years; expire after seven years
RSUs	Vest over three years
PSUs	Cliff vest in three years

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•Hold period: Compensation Shares issued pursuant to our LTIP have a three-year hold period before they can be traded. ("Restricted Shares").
•Restrictions on trading: Executives are prohibited from certain trading activities as described under the heading “Trading Restrictions” on page 36.
•Clawback policy: The Board adopted a clawback policy in November 2023 which requires the Company to recover erroneously awarded incentive-based compensation received by current or former executive officers if the Company is required to prepare an accounting restatement due to material noncompliance with financial reporting requirements. Erroneous payments must be recovered even if there was no misconduct or failure of oversight on the part of an individual executive officer. The clawback policy is compliant with the provisions of the Dodd-Frank Act.
•Annual compensation risk review.
Compensation Governance
Role of the HRC Committee
The HRC Committee assists the Board in fulfilling its responsibilities relating to human resources and compensation issues. The HRC Committee meets at least four times per year, and holds in-camera sessions, without the presence of management at every meeting.
With respect to human resources oversight, the HRC Committee’s duties and responsibilities include:
•in conjunction with the CEO, develop and recommend to the Board for its approval the Company’s human resources strategy that supports its business strategy;
•review the organizational structure and report any significant organizational changes, along with its recommendations, to the Board for approval;
•at least once annually, together with the CEO, review and approve or determine, succession plans for the senior executive team, including specific plans and career planning for potential successors;
•review the proposed employment of any person as an executive officer of the Company, and to the extent necessary, collaborate with the N&G Committee in the confirmation of the corporate and executive officers of the Company annually;
•review and approve any form of executive employment agreement between the Company and executive officers that address terms of employment, responsibilities, compensation, retirement, termination of employment, or other special conditions for executive officers; and
•review and recommend to the Board for approval any agreement between the Company and the CEO that addresses terms of employment, responsibilities, compensation, retirement, termination of employment, or other special conditions.
The HRC Committee consults with management on executive compensation to:
•review the overall compensation philosophy, strategy and policies for our senior management and employees;
•administer the Option Plan and determine when it will be used as compensation for our senior management and employees;
•review AIP and LTIP payments, and retirement compensation arrangements;
•review special compensation, recruiting, and retention programs, as and when needed; and
•set performance goals with the CEO and review the performance of the CEO annually.
The HRC Committee has the primary responsibility to oversee our succession planning process for senior executives other than the CEO. The HRC Committee completes a detailed review of succession matters annually, considering the Company’s strategy and long-term goals, critical roles in the Company, and key competencies for each role. Among other things, the HRC Committee receives and considers a report from the CEO and the General Counsel (who is also responsible for corporate human resource matters) that identifies potential successors for critical roles, both from inside and outside of the Company. When necessary, the HRC Committee makes recommendations or requests for additional work. The succession planning also includes a review of current leadership competency gaps, ongoing development programs, and coaching initiatives.

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The Board is responsible for ensuring that there is an adequate plan in place for CEO succession. Like the HRC Committee, the Board identifies potential candidates from inside and outside of the Company. The Board may request assistance from the HRC Committee in fulfilling this responsibility, particularly with respect to identification of candidates and understanding the current market with respect to attracting and retaining talent.
In fulfilling their functions, the Board and the HRC Committee ensure that there is a sufficient plan in place so that business continuity is maintained in times of senior leadership changes, whether expected or unexpected.
Composition of the HRC Committee
In 2023, the HRC Committee was composed of four independent directors who possessed the relevant knowledge and experience to serve on the HRC Committee and ensure appropriate completion of its Charter.
•Mr. Jeannes is the chair of the HRC Committee and he joined the HRC committee in 2019. Mr. Jeannes is a mining industry veteran with over 30 years of experience. He was President and CEO of Goldcorp Inc. from December 2008 to April 2016 and led the company’s development into one of the world’s largest and most successful gold mining companies with mining operations and development projects located throughout the Americas. During his tenure at Goldcorp. Inc., he worked closely with the Human Resources & Compensation Committee on the design and execution of salary, short term and long term equity compensation plans, and pension and retirement programs. Prior to joining Goldcorp, Mr. Jeannes held senior positions with Glamis Gold Ltd. and Placer Dome Inc. Until its acquisition by Pan American in February 2019, Mr. Jeannes was a director of Tahoe. Mr. Jeannes holds a B.A. degree from the University of Nevada (1980) and graduated from the University of Arizona College of Law with honors in 1983. Mr. Jeannes’ experience as an executive in leadership roles provide him with a strong background in executive and Board composition matters.
•Mr. Segsworth has served on the HRC Committee since May 2009. He holds a Bachelor of Science in Mining Engineering from Michigan Tech and has over 50 years of experience in mining in Canada and overseas. As an executive of several mining companies, he oversaw compensation programs relevant to the mining industry. Mr. Segsworth currently serves the board chair and compensation committee chair of Happy Creek Minerals Ltd.. He has also previously sat on other boards and compensation committees. Mr. Segsworth has an in-depth understanding of compensation matters, performance management, and the human resources challenges in the mining industry.
•Ms. Sendall joined the HRC Committee on May 10. 2023. Prior to her retirement, Ms. Sendall led Petro Canada’s Natural Gas Business Unit and held other executive positions at the company. Ms. Sendall has significant executive experience in applying human resources policies and compensation schemes. Ms. Sendall has served on the human resources and compensation committees of other companies. She has also attended various seminars hosted by the Institute of Corporate Directors, covering topics of relevance to the HRC Committee.
•Ms. Keating joined the HRC Committee on May 10, 2023. Ms. Keating is the current Chair of Major Drilling Group International Inc. and the Human Resources and Compensation Committee Chair of Victoria Gold Corp. Ms. Keating has also been a member of the compensation committees of Yamana Gold Inc., Drax plc. and Major Drilling Group International Inc. Furthermore, Ms. Keating led the redesign of the executive and director compensation of Major Drilling Group International Inc.

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Executive Compensation Decision-Making Process
The decision-making process related to executive compensation is summarized as follows:
Activities of the HRC Committee in 2023
The HRC Committee met 5 times in 2023 and, among other things, completed the following activities under its Charter:
•reviewed our human resources organizational structure and strategy;
•reviewed performance of the CEO;
•reviewed the HRC Committee’s independent compensation advisors and appointed WTW in place of Mercer;
•reviewed total compensation for the CEO and other senior executives;
•reviewed and recommended senior executive appointments;
•reviewed our compensation philosophy;
•reviewed and recommended the LTIP grants and AIP payments;
•reviewed and updated both the Executive compensation and PSU peer groups;
•reviewed the Company’s inclusion and diversity programs;
•reviewed the integration of Yamana employees and the harmonization of the Company’s and Yamana’s compensation and benefits plans;
•reviewed the Company’s succession plans;
•reviewed and updated compliance of senior executives’ achievement of Share ownership guidelines; and
•reviewed the HRC Committee Charter.
Management Role in Compensation Decision-Making
Members of the management team are invited to participate in HRC Committee meetings at the discretion of the HRC Committee. Management acts in an advisory and informational capacity only. The HRC Committee maintains strict independence from management. The Board is ultimately responsible for executive compensation matters.

Member(s) of Management	Role in Compensation Decision-Making
CEO and General Counsel	Regularly presents information to the HRC Committee to assist in decision-making and communicates management’s experiences of the effectiveness of compensation programs to attract, retain, and reward qualified personnel to oversee our operations
CEO
Makes recommendations with respect to performance metrics, performance results, and with respect to other executive compensation final award levels for the annual incentive program and long-term incentive plan for HRC Committee and Board consideration

Management team	Oversees day-to-day compensation matters in each office and subsidiary company, within the approved operating budgets and within the parameters of our compensation philosophy

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Use of Compensation Consultants and their Affiliates
The HRC Committee engaged the services of Willis Towers Watson plc (“WTW”) as its compensation consultant to assist the HRC Committee in determining the compensation for our senior executives in May 2023. Prior to the engagement of WTW, Mercer (Canada) Limited (“Mercer”) had been engaged by the HRC Committee to act as its compensation consultant since 2010.
Compensation Consultant Fees

Name of Consultant	Executive Compensation-Related Fees (CAD$)		All Other Fees (CAD$)
	Amount invoiced in 2023	Amount invoiced in 2022	Amount invoiced in 2023	Amount invoiced in 2022
WTW	141,106	N/A	0	N/A
Mercer	0	95,760	0	8,820

Compensation Consultants Retention and Independence
Under the consulting agreement with WTW, the HRC Committee Chair approves all work plans and works with management as needed to complete work assignments, but work products are delivered directly to the HRC Committee chair, with distribution to management if required. Any additional consulting services are pre-approved by the HRC Committee.
While the HRC Committee may use WTW to provide additional information and advice in respect of its decision-making, the HRC Committee makes its determinations independently based on its own experience, analysis and assessments and weighs a broad range of considerations, including current business requirements.
The HRC Committee is confident that the advice it receives from the consultant assigned to us by WTW is objective and not influenced by the relationship of WTW or its affiliates with us. The policies and procedures in place to assure objectivity include:
•WTW does not receive incentive or other compensation based on the fees charged to us for other services provided by them or any of their affiliates;
•WTW’s professional standards prohibit the individual consultant from considering other relationships that WTW or any of its affiliates may have with us in rendering his or her advice and recommendations;
•the HRC Committee has the sole authority to retain and terminate WTW;
•WTW has direct access to the HRC Committee without management intervention;
•the HRC Committee evaluates the quality and objectivity of the services provided by the consultant each year and determines whether to continue to retain WTW; and
•protocols set out in the engagement letter with WTW limit how the consultant may interact with management and govern when and if the consultant’s advice and recommendations can be shared with management.
Executive Compensation Philosophy
Our compensation is designed to be competitive with that of other Canadian mining companies with international operations of similar size and scope. We reward the achievement of defined individual and corporate goals and align the interests of the Executives with our Shareholders by rewarding performance that is likely to increase Shareholder value.
Each Executive position is evaluated to establish skill requirements and level of responsibility to provide a basis for internal and external comparisons. The Board and the HRC Committee consider a variety of factors when determining compensation policies and programs, and individual compensation levels.
These factors include:
•internal and external comparisons;
•the long-term interests of Shareholders;
•overall financial and operating performance;

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•recommendations made by independent compensation consultants retained by the HRC Committee; and
•each Executive’s individual responsibilities, performance and contribution towards meeting corporate objectives.
We believe Shareholder value is primarily driven by results. These results are not only focused on financial measures and operating measures such as production, mineral reserve and mineral resource growth, and costs, which are naturally important to our business, but we also view project development and ESG performance, including safety, environmental and diversity, as key performance metrics and have included these objectives in our AIP. These objectives are also tied directly to our annual budget and long-term plan, which are approved by the Board.
Executive performance is also evaluated against their individual responsibilities and goals for their employment function and area of expertise. At-risk Executive compensation is dependent on achieving both individual and corporate performance results.
Executive Compensation Objectives
Our Executive compensation objectives are designed to ensure that compensation:
•reflects performance;
•is fair and reasonable; and
•is sufficient to attract and retain qualified and experienced Executives.
We seek to understand and define our target base salaries, target total cash, and target total compensation package compared to a peer group of similar companies in the mining industry. We also consider actual compensation amounts paid out within the peer group.
The HRC Committee uses the compensation studies provided by WTW to determine compensation ranges for Executives that ensure we can attract and retain key talent. The HRC Committee also considers the following factors when considering target compensation for each Executive:
•experience of, and duties performed by, such Executive;
•business impact, costs, and time for recruiting a replacement;
•current talent pool within Pan American; and
•impact and loss of continuity that may arise from vacancies in key leadership positions.
We have traditionally positioned base salaries and target annual and long-term incentive awards approximately at the median of our competitive market, and we have also provided Executives with the opportunity to earn higher actual total compensation if they achieve superior performance.
The HRC Committee considers our peer group (as described in the following section) when reviewing Executive compensation. Overall, based on data from WTW, our target total direct compensation levels for Executives for 2023 were:

Group	Target Total Direct Compensation Level Versus Peers
Executives (as a group)	Near the 50th percentile
CEO	Near the 50th percentile
Our compensation practices are regularly monitored by the HRC Committee and modified as required to ensure we remain competitive and appropriately recognize growth and change within the organization.

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Use of Peer Groups
The HRC Committee uses a number of data sources, including compensation consultant(s), published compensation studies, and other market data to identify peer groups for compensation comparisons. The HRC Committee reviews and establishes the peer group selection to ensure it adequately reflects our size and operations. Our peer group selection was based on the following characteristics:
•are in the precious metals mining segment;
•have similar revenues and market capitalization;
•have multiple operating locations in different jurisdictions; and
•have similar scope and complexity of operations and projects.
In 2023, the peer group of companies selected was as follows:

Barrick Gold Corporation	Hudbay Minerals Inc.
Teck Resources Limited	SSR Mining Inc.
Agnico Eagle Mines Limited	Eldorado Gold Corporation
Kinross Gold Corporation	Hecla Mining Company
Lundin Mining Corporation	B2Gold Corp.

Using the peer group, WTW provides a compensation study for the Executives. Based on this study and other market data, the HRC Committee reviews and, if appropriate, adjusts base salaries, short-term incentive targets, and long-term incentive targets. The HRC Committee then makes recommendations for changes to executive compensation to the Board.
2023 Compensation Harmonization Process
We completed the acquisition of Yamana on March 31, 2023. As part of the integration, we conducted a process to harmonize compensation plans for the Company and Yamana’s employees. This involved a comprehensive review of both the Company’s and Yamana’s salaries and benefits programs, including for the remaining Executives. We retained WTW to assist with this process under the direction of the HRCC. First, the compensation peer group was revised taking into consideration the increased revenue, market capitalization, asset value and complexity of the combined organization. Once the new peer group was approved by the HRC Committee, then WTW conducted an analysis of the Executives target total direct compensation ("TTDC" = base salary + target short term incentive + target long term incentive). Compared to the updated peer group the Executives were generally positioned around the 25th percentile of the market median. Using the updated peer group, WTW recommended certain revisions to the Executives’ TTDC to meet the market median at around 50th percentile, with some variation depending on the position and seniority.  Most of this compensation increase was allocated specifically to the performance share unit (PSU) portion of the Executives’ LTIP target to rebalance the pay mix, placing more emphasis on long term “at risk” compensation, and to ensure the TTDC increases were aligned directly with the long-term success of the combined Company and the interests of shareholders.
Yamana Transaction Award
The Company announced the intended acquisition of Yamana in November 2022 and completed the transaction on March 31, 2023. This complex transformative transaction was advanced over a period of many months by a select group of senior management, led by the CEO.  The HRC Committee considered that it was appropriate to grant this senior management group a transaction award to recognize the additional workload and extraordinary efforts required of this team to complete the transaction, but in a way that was tied to ensuring that the transaction created significant long-term value. Each Executive was awarded a special transaction PSU award (the “Transaction Award”) based on their respective contributions to the closing of the acquisition. The HRCC believes it was important to use only PSUs in the Transaction Award to directly align shareholder and senior management interests by tying the value of the PSUs to the value of our shares and our performance following the acquisition. This performance will be assessed by looking at the total shareholder return (TSR) starting at the day following the completion of the acquisition over a 3-year cliff vesting period. The PSUs are otherwise treated the same as our regular PSU awards. The Transaction Awards granted to Executives ranged from 30 to 100 percent of base salary. The Executives were awarded the following PSUs:

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Executive	Base Salary (CAD$)	% of Total Bonus	Total (CAD$)	20 day-VWAP (CAD$)	Number of PSUs granted
Michael Steinmann President and CEO	1,350,700	100	1,350,700	23.24	58,125
Steven Busby COO	724,500	100	724,500	23.24	31,178
Ignacio Couturier CFO	420,000	30	126,000	23.24	5,423
Christopher Lemon General Counsel	553,100	100	553,100	23.24	23,802

Components of Executive Compensation
In 2023, the total compensation to Executives and other members of senior management included five main components: base salary, AIP, extended group benefits, LTIP, and retirement program.

What We Pay	Why We Pay It	How It Works
Base Salary	Provides a fixed level of cash compensation for performing day-to-day responsibilities	•Set in the first quarter of each year for the 12-month period of January to December and reviewed as required.
AIP	Focuses Executives on achieving annual operating plan, budget and other short-term objectives, including production, costs, safety and environmental performance, and diversity
•Annual incentive plan based on corporate goals and objectives. AIP awards provide incentive compensation directly related to achieving short-term objectives. AIP payments can range from 0% to 200% of target value.

LTIP	Focuses Executives on long-term shareholder value, and aligns management’s interests with those of shareholders
•A minimum of 25% of the LTIP Award must be provided as RSUs which vest over three years and whose payout value is aligned with Share price performance.
•The remaining 75% of the LTIP Award may be taken, at the election of the recipient, in any combination of RSUs, Restricted Shares, and Options.
•Options will vest over three years beginning with the 2021 LTIP awards. Prior to that, Options vested over two years. All outstanding Options have a seven-year expiration period.
•Restricted stock awards with a three-year no trading restriction.
•PSUs which vest after three years and whose cash payout value is aligned with Share price performance and relative TSR.
•The Executives also receive an award of PSUs as an additional component of LTIP (see page 49)

Benefits	Programs customarily provided by leading employers which support the health and wellbeing of employees and minimize business disruption	•Health, vision, and dental insurance, life insurance, and accidental death and dismemberment insurance.
Retirement Program	Attracts and retains highly qualified Executives and recognizes service
•Supplemental Executive Retirement Program through a retirement compensation arrangement.
•Defined contribution program with annual funding levels based on a percentage of base salary.
•In 2023, 21 members of senior management, including the Executives, of which 10 have over ten years of service.

Base Salary
Base salaries are determined after a review of market data for similar positions in mining companies with international operations of comparable size and scope. Executives’ salaries are determined taking into account the incumbent’s responsibilities, market data, financial capacity, potential for advancement, and the assessment of the Board and the HRC Committee.
The HRC Committee reviewed salaries in 2023 based on market analysis prepared by WTW. The HRC Committee determined that the base salaries for Executives in 2023 would be increased as set out in the below table to appropriately position salaries and total compensation around the 50th percentile.

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Changes to Base Salaries as of December 31, 2023

Executive	Base Salary 2023 (CAD$)	Base Salary 2022 (CAD$)
Michael Steinmann President and CEO	1,450,000	1,286,300
Steven Busby COO	750,000	690,000
Ignacio Couturier CFO	525,000	400,000
Christopher Lemon General Counsel	610,000	526,700
Sean McAleer SVP, Strategic Initiatives	575,242	528,198

Annual Incentive Plan
The Executives can earn an annual cash bonus under the AIP based on corporate and individual performance factors, as noted below for 2023. The ratios may be adjusted by the HRC Committee at the start of each year, depending on the level of corporate, departmental, or individual focus desired.

Executive	AIP Target (% of Base Salary) (%)	Weighting on Corporate Performance (%)	Weighting on Individual Performance (%)
Michael Steinmann President and CEO	125	100	0
Steven Busby COO	80	100	0
Ignacio Couturier CFO	80	75	25
Christopher Lemon General Counsel	80	75	25
Sean McAleer SVP, Strategic Initiatives	80	75	25

AIP is calculated in three steps:

Step	Calculate		How Calculated
1	Corporate Incentive Pay	=	AIP Target Pay x Corporate Performance x Corporate Performance Factor
2	Individual Incentive Pay	=	AIP Target Pay x Individual Performance x Individual Performance Factor
3	Total Incentive Pay	=	Corporate Incentive Pay + Individual Incentive Pay
Both the individual and corporate performance components are compared to a set of predetermined annual objectives.
The corporate performance objectives are approved by the Board. They include targets for safety, environmental, mineral reserve and resource growth, project advancement, silver and gold production, operating costs, and diversity. They are tied directly to our annual budget, which is also approved by the Board. Please refer to our “AIP Performance Scorecard” beginning on page 47 for more details on our 2023 performance objectives.
Individual performance is based on weighted goals established within each Executive’s primary area of responsibility. A substantial part of individual objectives is linked to supporting Company performance objectives.
Corporate and individual performance is determined by evaluating the achievement of the pre-determined targets on a 0% to 200% basis. Payouts under the program are capped at 200% of target.

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For the year ended December 31, 2023, the AIP Target Pay was 125% of base salary for our CEO and 80% of base salary for our other Executives, as described in the following table.
Executive AIP Targets, Minimums and Maximums as at December 31, 2023

Executive	Base Salary (CAD$)	Target of Base Salary (%)	Minimum (0%) (CAD$)	Maximum (200%) (CAD$)
Michael Steinmann President and CEO	1,450,000	125	0	3,625,000
Steven Busby COO	750,000	80	0	1,200,000
Ignacio Couturier CFO	525,000	80	0	840,000
Christopher Lemon General Counsel	610,000	80	0	976,000
Sean McAleer SVP, Strategic Initiatives	575,242	80	0	920,387

Executive AIP Targets and Weightings for 2023
For 2023, our corporate performance rating against pre-established annual objectives was 105.6%, as described below under the heading “2023 Company Performance Objectives, Weights and Results”. AIP awards are paid in the year following the year for which the recipient’s performance is assessed. AIP awards for 2023 performance were awarded and paid in February 2024.
The HRC Committee recognizes that the use of formulas to determine compensation can sometimes lead to results that do not accurately reflect real performance. To avoid this, the Board and the HRC Committee have discretion under the AIP to:
•suspend or modify the AIP;
•defer, reduce, or cancel all or part of the AIP payment for business reasons; and
•recognize extraordinary achievement or special circumstances by increasing the overall performance by up to 25%.
2023 Company Performance Objectives, Weights and Results
When we set our 2023 AIP Corporate Objectives, we did so recognizing the importance of making a success of the Yamana acquisition, which closed March 31, 2023. We set specific targets for achieving $40-60 million in synergies and completing the disposition of non-core assets. We exceeded expectations on both of those goals. Even more importantly, while integrating Yamana’s assets we achieved our best ever Company safety performance, including no fatalities.
We made significant advancements in inclusion and diversity, filling 24% of all eligible positions with women and retaining 92.4% of our female workforce. We completed 3 out of 4 planned TSM Verifications. We also completed the La Colorada Guadalupe shaft.
Unfortunately, we did not meet our silver production guidance and achieved the low end of our gold production guidance. Consolidated silver production was 20.44 million ounces in 2023. Consolidated gold production was 882.90 thousand ounces. Our silver and gold segment cash costs were both above guidance. This was similar to our 2022 performance and resulted in a low 5% out of a target 40%

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AIP score on these important AIP Corporate Objectives. We achieved our gold reserves replacement goal but did not achieve our silver reserves replacement goal.
A summary of our AIP objectives, threshold values, and actual results is contained in the following table.
AIP Performance Scorecard

Category	Goal	Weight	Threshold (0.5)	Target (1.0)	Above Target (1.5)	Maximum (2.0)	2022 Actual Performance Achieved	Weighted Result (Calculation)
Environmental & Social(1) (59.35%)	No Fatalities. 5% reduction in the entire AIP score for each work-related fatality that may occur during the year in the Company.	N/A	N/A	N/A	N/A	N/A	0	0%
	Maintain LTIF of 0.9 or better (same as 2022 goal)	7.50%	LTIF 1.0	LTIF 0.9	LTIF 0.8	LTIF 0.7	0.69	15.0% (7.5% x 2.0)
	Maintain LTIS of 525 or better (same as 2022 goal)	7.50%	LTIS 625	LTIS 525	LTIS 425	LTIS 325	40	15.0% (7.5% x 2.0)
	Achieve excellence in environmental management as measured by significant environmental incidents (SEIs)	10.00%	NA	NA	NA	No SEIs	0	20.0% (10.0% x 2.0)
	I&D Goal: 1) Achieve 15% hiring of Women for all approved and budgeted vacant positions (21/135) plus all new eligible positions	2.50%	12.50%	15.00%	17.50%	20.00%	24.10%	5.0% (2.5% x 2.0)
	I&D Goal: 2) Retain Women in PAAS Workforce from January 1, 2023 (excluding involuntary terminations)	2.50%	80.00%	85.00%	90.00%	95.00%	92.40%	4.35% (2.5% x 1.7)
Growth (41.25%)	Achieve Acquisition Synergies in 2023	7.50%	$30m	$40m	$50m	$60m	$ >60 m	15.0% (7.5% x 2.0)
	Dispositions $$ Recovery with Plan target of $480m	5.00%	$380m	$480m	$580m	$680m	$742.65 m	10.0% (5.0% x 2.0)
	Replace 30% of contained silver ounces in processed reserves (not including new PAAS operations). For 2023, reserve update will be based on June 30, 2023 mid-year R&R update. (Would be adjusted based on any Board-approved acquisition or divestiture.)	5.00%	Replace 20%	Replace 30%	Replace 40%	Replace 50%	-66%	0.0% (5.0% x 0.0)
	Replace 25% of contained gold ounces in processed reserves (not including new PAAS operations). For 2023, reserve update will be based on June 30, 2023 reserves and resources update. (Would be adjusted based on any Board-approved acquisition or divestiture)	5.00%	Replace 15%	Replace 25%	Replace 35%	Replace 45%	28%	5.0% (5.0% x 1.0)
	LC Skarn Guadalupe concrete lined shaft reach first cut 528 level	5.00%	January 2024	December 31, 2023	November 30, 2023	October 31, 2023	Deemed to be November 30, 2023(3)	7.5% (5.0% x 1.5)
	External TSM Verifications at Operations	2.5%	1 Operation External MAC TSM Verification	2 Operations External MAC TSM Verification	3 Operations External MAC TSM Verification	4 Operations External MAC TSM Verification	3 - Shahuindo, La Arena, Dolores. La Colorada delayed due to security incident.	3.75% (2.5% x 1.5)

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Category	Goal	Weight	Threshold (0.5)	Target (1.0)	Above Target (1.5)	Maximum (2.0)	2022 Actual Performance Achieved	Weighted Result (Calculation)
Operating Performance (5%)	Deliver on silver (Ag) production guidance. Guidance range 21M to 23.0M	10.00%	>21.0M oz Ag	>21.66M oz Ag	>22.33M oz Ag	>High guidance of 23.0M oz Ag	20.437M oz Ag	0% (10%x 0.0)
	Deliver on gold (Au) production guidance. Guidance range 870k to 970k	10.00%	>870k oz Au	>903k oz Au	>936k oz Au	>High guidance of 970k oz Au	882.90 koz	5.0% (10.0% x 0.5)
	Deliver on silver segment cash cost guidance. Guidance range $10.00 to $12.00	10.00%	<$12.00	<$11.33	<$10.66	<10.00	$13.11	0% (10%x 0.0)
	Deliver on gold segment cash cost guidance. Guidance range $975 to $1,100	10.00%	<$1100	<$1059	<$1017	<$975	$1,113	0% (10%x 0.0)
Discretionary Component (up to 25%)(4)								0.00%
Total Performance 2023								105.6%

Notes:
(1)Environmental & Social measures include safety metrics such as LTIF and LTIS. The overall AIP score is adjusted downward if we experience any work-related fatalities and other safety metrics such as LTIF and LTIS may also be impacted. LTIF is the number of accidents multiplied by 1,000,000 hours, divided by the total hours worked. LTIS is number of workdays lost multiplied by 1,000,000 hours, divided by the total hours worked.
(2)Cash cost per payable ounce, net of by-product credits is a non-GAAP measure. Readers should refer to the “Alternative Performance (Non-GAAP) Measures” section of the Company’s MD&A for the period ending December 31, 2023, dated February 21, 2024, for further information and for a detailed reconciliation of this measure.
(3)The goal was achieved after November 30, 2023, however, the suspension of the La Colorada mine as a result of the theft and security concerns delayed the achievement of this goal. The delay was considered in the performance result.
(4)Our total weight for all established categories is 100%. The Board has discretion to award an additional 25%, reduce the award, or eliminate the award, but no such changes were made in 2023.
2023 Executive AIP Awards

Executive	Base Salary (CAD$)	AIP Target Of Base Salary (%)	Total Performance Factor(1) (%)	Total Award (CAD$)
Michael Steinmann President and CEO	1,450,000	125	105.6	1,914,000
Steven Busby COO	750,000	80	105.6	633,600
Ignacio Couturier CFO	525,000	80	114.2	479,640
Christopher Lemon General Counsel	610,000	80	114.8	560,100
Sean McAleer SVP, Strategic Initiatives	575,242	80	114.2	522,200

Notes:
(1)Performance factors for the CEO and COO are based entirely on the corporate performance while for the other Executives, the performance factor is based on a combined corporate and individual performance and numbers may be rounded.

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Long-Term Incentive Plan
Executives may also be granted RSUs, PSUs, Options, and Restricted Shares under our LTIP guidelines and pursuant to our Option Plan, respectively. We believe that the mix of these incentive formats provides the best vehicle to attract and retain personnel, and to align their pay with performance over the full resources cycle. Through these incentive alternatives, eligible employees are given an opportunity to participate in our future success and are aligned with the interests of Shareholders.
The LTIP guidelines and Option Plan provide respective guidelines to the Board regarding the grant of Options, RSUs, PSUs and Restricted Shares, which are limited to key management positions that have responsibility for influencing our policy, strategy, and long-term performance. The LTIP can be amended or suspended at any time at the Board’s discretion. The Board can also amend award targets, change performance metrics, and revise the mix of award vehicles.
The LTIP provides guidelines for calculating incentive target values for eligible employees based on their positions, long-term potential, and long-term contributions to our success. Targets are based on an employee’s base salary and are dependent on the employee’s responsibilities and contribution to our long-term performance. Employees eligible for LTIP must take 25% of their award in the form of RSUs, but are given the opportunity to select Options, Restricted Shares and/or RSUs for the remaining 75% of their LTIP award in 25% increments. The Executives and other Senior Vice Presidents also receive a separate award of PSUs as a component of their LTIP (see table below for Executive targets of Base Salary)
The formula for the LTIP calculation is as follows:
Base Salary x Target %
LTIP targets range from 180% to 285% of base salary, inclusive of PSU targets, for our Executives as detailed in the following table.

Executive	Base Salary (CAD$)	Target Percentage(1) (%)	Target Percentage (PSU) (%)	Target Total Percentage (%)	Target Amount(2) (CAD$)
Michael Steinmann President and CEO	1,450,000	125	160	285	4,132,500
Steven Busby COO	750,000	120	100	220	1,650,000
Ignacio Couturier CFO	525,000	100	80	180	945,000
Christopher Lemon General Counsel	610,000	120	100	220	1,342,000
Sean McAleer SVP, Strategic Initiatives	575,242	115	80	195	1,121,722

Notes:
(1)For all LTIP components other than PSUs which have a separately defined target percentage.
(2)LTIP consisted of annual grants of Restricted Shares, RSUs, PSUs and/or Options.
Restricted Shares
For Restricted Share awards, participants are issued Shares, which bear a three (3) year no-trade legend. There is no gross-up on annual Restricted Share awards.
RSUs
RSUs are notional Share units that mirror the market value of the Shares. Each vested RSU entitles the holder to a cash payment equal to the value of an underlying Share, less applicable taxes, at the end of the term, plus the cash equivalent of any dividends distributed during the term of the RSU that are notionally applicable to such underlying Shares. RSUs have a term of three years and vest in three tranches: 1/3 each on the first, second, and third anniversaries of the grant date. The unit value for the RSU grants is equal to the volume weighted average trading price of the Shares on the TSX during the five trading days on which at least one board lot of Shares is traded prior to the date the RSUs are granted. The value during the vesting period of an RSU fluctuates with any change in Share value. At the Company’s discretion, RSUs may be settled in Compensation Shares issued from the Company’s treasury pursuant to the Option Plan,

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in Shares purchased from the market, or in cash. RSUs are settled at the end of each vesting period. To date, all RSUs have been settled in cash. Please refer to the description of the Option Plan included in Appendix C for additional information about Compensation Shares.
Options
Beginning with LTIP awards granted in 2021, vesting of Options occurs over three years with 1/3 vesting on the first anniversary of the grant date, 1/3 vesting on the second anniversary, and 1/3 vesting on the third anniversary. Option awards prior to 2021 vested over two years, with 50% vesting on the first anniversary of the grant date and the other 50% on the second anniversary. After the grant date of Options, there is a waiting period equivalent to one year prior to any of the Options becoming exercisable. The Options expire after seven years. Please refer to the description of the Option Plan included in Appendix C for additional information.
PSUs
PSUs are notional Share units that mirror the market value of the Shares. PSUs align Shareholder and employee interests by tying the value of the PSUs to the value of the underlying Shares and to our performance. The vesting period also supports longer-term decision-making as it is based on a three-year period (the “Performance Period”).
Each vested PSU entitles the holder to a cash payment equal to the value of an underlying Share, less applicable taxes, at the end of the term, plus the cash equivalent of any dividends distributed during the Performance Period that are notionally applicable to such underlying Shares. PSU grants vest on the third anniversary of the grant date, subject to certain exceptions in the case of voluntary termination or retirement for long-term employees and death or total disability, and unless otherwise determined by the Board.
PSUs cannot be redeemed and will not be paid out unless and until they vest according to their terms. Performance results based on predetermined performance criteria and the corresponding performance multiplier at the end of the Performance Period determine how many PSUs vest for each participant. The Board has the discretion to vary the amount paid or the payout calculation at the end of the Performance Period to take into account unusual circumstances or other factors that may have had a significant effect on the achievement of the performance-based criteria.
The HRC Committee makes recommendations to the Board with respect to the value of grants to be given to each participant.
The number of PSUs granted is determined by dividing the grant value approved by the Board by the unit value of each PSU. The unit value for each PSU is the volume weighted average Share trading price on the TSX during the twenty trading days before the grant date, on which at least one board lot of Shares (as defined by the TSX) is traded.
The Board has decided that for PSUs, performance will be assessed looking at our TSR over three years from the date of grant.
TSR is the total return to a shareholder on an investment in a Share over a given period of time. TSR includes stock price appreciation or depreciation at the end of the period, plus reinvested dividends and any other cash equivalent distributions during the period.
Our TSR is compared to a peer group of precious metals companies who are determined at the time of grant. TSR is calculated for Pan American and our peers over the Performance Period to determine the number of PSUs that vest.
While 100% of the value of PSU Awards are included in the Executive’s Total Compensation disclosed in the Total Executive Compensation Summary, the actual vesting values for PSUs may differ substantially. For example, the Executive’s 2020 PSU Award did not vest in 2023 as a result of the Company’s TSR not meeting the minimum vesting threshold vs. the Peer Group TSR.
Calculations are done as set out in the following table.

Date of Measure	Measure	Time Period	Requirement
Grant date (First day of Performance Period)	Volume weighted average Share trading price on the TSX	20 business days prior to grant date	One board lot traded
Vesting date (Last day of Performance Period)	Volume weighted average Share trading price on the TSX	20 business days prior to vesting date	One board lot traded

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For the 2023 award, the peer group used for benchmarking TSR performance was selected based on companies that meet the following criteria:
•are primarily silver and gold producers or otherwise have a production profile similar to us;
•have broad scope and complexity of operations and projects; and
•compete for investment dollars.
Based on the foregoing, the following companies, along with a silver trust that reflects the market price of silver and represents an alternative investment vehicle, were selected:

Coeur Mining Inc.	Fresnillo PLC
Endeavour Silver Corp.	Hochschild Mining plc
First Majestic Silver Corp.	Hecla Mining Company
Fortuna Silver Mines Inc.	SSR Mining Inc.
iShares Silver Trust	B2Gold Corp.
Alamos Gold Inc.	Kinross Gold Corporation
Agnico Eagle Mines Limited
Our ranking versus peers on TSR determines the percentage of granted units that vest, according to the following scale:

Performance Level	TSR Percentile Ranking vs Peer Group	Percentage Vested
Maximum	75th Percentile or above	200%
Target	50th Percentile	100%
Minimum	25th Percentile or below	0%
The HRC Committee and Board consider management’s recommendations, the employee’s performance evaluation, the employee’s long-term potential with us, and the Company’s performance when making LTIP awards. The HRC Committee meets in-camera to determine the award level for the CEO after completing his performance evaluation.
2023 LTIP Awards

Executive	Base Salary (CAD$)	Total Target Awarded (%)(1)	Amount Awarded in Shares (CAD$)(2)	Amount Awarded in Options (CAD$)	Amount Awarded in RSUs (CAD$)(2)	Amount Awarded in PSUs (CAD$)(3)	Total amount awarded (CAD$)
Michael Steinmann President and CEO	1,450,000	125 + 160	1,359,375	0	453,125	2,320,000	4,132,500
Steven Busby COO	750,000	120 + 100	675,000	0	225,000	750,000	1,650,000
Ignacio Couturier CFO	525,000	100 + 80	0	131,250	393,750	420,000	945,000
Christopher Lemon General Counsel	610,000	120 + 100	0	0	732,000	610,000	1,342,000
Sean McAleer SVP, Strategic Initiatives	550,000	115 + 80	499,050	0	166,350	462,887	1,128,287

Notes:
(1)    Percentages represent LTIP target + PSU target awarded.
(2)    In December 2023, the Company awarded Shares with a three-year hold period, and RSUs, both at a value of CAD $21.18 per unit/Share. The Company used as its assumptions for calculating fair value a risk-free interest rate of 3.8%, weighted average volatility of 30.10%, expected lives ranging from 4.5 years based on historical experience, dividend yield of 2.7% and an exercise price of CAD $21.18 per Share. The weighted average fair value of each option was determined to be CAD $6.01.
(3)    In December 2023, the Board approved the issuance of 331,577 PSUs for the above executives, based on a value of CAD $20.21 per Share with a grant date of December 8, 2023. The Company calculated the Share price using a 20-day weighted average Share price before the grant date.

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Option Plan
The Option Plan governs our issuance of Options and Compensation Shares. The key terms of the Option Plan are set out below and a more detailed description is provided in Appendix C.
The Option Plan was established by the Board and approved by Shareholders on May 13, 2008 and has been amended from time to time. The most recent amendments were approved by Shareholders on May 11, 2015. Awards of Options and Compensation Shares under the LTIP are made in accordance with the Option Plan. The Option Plan allows: (i) the granting of Options to purchase Shares; and/or (ii) the direct issuance of Compensation Shares to our employees, directors, and service providers.
All grants under the Option Plan are made at the discretion of the Board. The term of any Options granted may not exceed ten years. The Board may issue up to 500,000 Compensation Shares each calendar year. The maximum number of Shares under the Option Plan which may be issued for Options granted or Compensation Shares awarded is 6,461,470 Shares, representing approximately 3.1% of our issued and outstanding Shares as at December 31, 2023.
Under the Option Plan, no one may receive the equivalent of more than 5% of our total outstanding Shares (on a non-diluted basis). Similarly, non-employee directors may not receive an annual equity award worth more than $100,000 (excluding Options or Compensation Shares taken in lieu of cash fees). Other Option Plan maximums are set out in Appendix C.
Exercise of Options
The exercise price of Options granted under the Option Plan will be the weighted average trading price of our Shares on the TSX for the five trading days prior to the grant date. The Option Plan provides for an optional cashless exercise mechanism where the optionee elects to relinquish the right to exercise their unexercised vested Options and receive, in lieu thereof, a number of fully paid Shares.
The number of Shares issuable pursuant to any such cashless exercise is equal to the quotient obtained by dividing the product of the number of unexercised vested Options tendered for disposition multiplied by the difference between the market price and the Option price of all Shares subject to the tendered unexercised vested Options by the market price of one Share, represented by the following formula:

A (X – Y) X		A - is the number of vested Options tendered for disposition pursuant to the notice of disposition
	Where:	X - is the market price of the Shares on the date of the notice of disposition
Y - is the Option price of the unexercised vested Options in question
Termination of Options
Under the Option Plan, Options are non-assignable and non-transferable, and are subject to the vesting provisions determined by the Board. Where an Option holder’s employment with us is terminated, other than for cause or by reason of death or disability, Options granted under the Option Plan will terminate on the earlier of the expiry date of the Options, or 30 days after termination of employment.
Adjustment Provisions
The Option Plan also contains an adjustment mechanism to alter the exercise price or number of Shares issuable under the Option Plan if there is a Share reorganization, corporate reorganization, or other event not in the ordinary course of business.
Blackout Period
If Options expire during a period when trading of our securities by certain persons as designated by us is prohibited (a “Blackout Period”) or within ten business days afterwards, the term of those Options will be extended to ten business days after the Blackout Period, unless the TSX does not permit such an extension.
Amending the Option Plan
The Option Plan provides that the Board may make certain limited amendments to the Option Plan or any Option without shareholder approval, such as amendments of a “housekeeping” nature. Other amendments require shareholder or disinterested shareholder

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approval, such as varying the strike price of Options or other matters that may be required by applicable law, rules, or stock exchange requirements. Please refer to Appendix C for a complete description of the matters relating to amendments of the Option Plan.
Benefits
We make an array of quality group benefit alternatives available to address our employees’ health and other needs, and those of their dependents. We consider these benefits necessary to be competitive in the current market. These benefits support the health and wellbeing of employees and minimize business disruption.
Perks
We do not provide perquisites (perks) such as club memberships, use of private aircraft or car allowances to our Executives.
Financial Assistance
We do not provide financial assistance to directors, officers or employees to help them purchase Shares or exercise Options granted under the Option Plan.
Supplemental Executive Retirement Plan
We sponsor a Supplemental Executive Retirement Plan (“SERP”) in Canada. The SERP was developed in 2016 for certain executives who work in Canada and who are subject to the limitation imposed by the Canadian Income Tax Act (the “Tax Act”) on annual RRSP contributions. The SERP is considered to be a defined contribution plan for the purposes of this Circular. For the purpose of the Tax Act, the SERP is intended to be a retirement plan funded as a retirement compensation arrangement. It is not intended to qualify as a registered pension plan.
In 2023, SERP benefits were accumulated based on 45% of annual base salary for the CEO and the COO and based on 25% of annual base salary for the CFO and the General Counsel. The SVP, Strategic Initiatives does not participate in the SERP. Contributions under the SERP are invested, and are payable to the executives upon retirement, death, or termination without cause.
The SERP is funded through retirement compensation arrangements held by the Canada Western Trust Company. The SERP program is funded on an annual basis. We consider the SERP an important component of attraction and retention.
During the year ended December 31, 2023, we paid a total of CAD$1,177,115 in contributions on behalf of the CEO, COO, CFO, and General Counsel. The following table summarizes the SERP contributions up to the most recently completed fiscal year:

Executive	Value at Dec 31, 2022 CAD$	Company Contributions during 2023 CAD$(1)	Accumulated Value at Dec 31, 2023 (Unvested) CAD$(2)
Michael Steinmann President and CEO	3,265,335	607,815	3,873,150
Steven Busby COO	1,898,245	326,025	2,224,270
Ignacio Couturier CFO	376,415	105,000	481,415
Christopher Lemon General Counsel	494,405	138,275	632,680

Notes:
(1)Employer contributions were made in March 2023.
(2)This amount excludes annual return value.

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Executive Share Ownership
The President and CEO is expected to have reached an ownership level of at least three times annual base salary in Shares and equity-based instruments (RSUs and PSUs). All of the other Executives were expected to have reached a Share ownership level of two times their annual base salary. All of our Executives have achieved their share ownership requirement.
The following table illustrates the salary, Shares and equity-based holdings of our Executives as of December 31, 2023:

Named Executive Officer	Base Salary CAD($)	Common Shares (#)	RSUs (#)	PSUs (#)	Total Equity Holdings (#)(1)	Value of Holdings with the 5-year average Share Price CAD$(2)	Multiple of Salary
Michael Steinmann President and CEO	1,450,000	145,408	56,075	271,190	472,673	13,404,250	9.2
Steven Busby COO	750,000	123,484	17,342	80,029	220,855	6,263,094	8.4
Ignacio Couturier CFO	525,000	12,872	22,024	25,773	60,669	1,720,476	3.3
Christopher Lemon General Counsel	610,000	23,891	44,937	70,085	138,913	3,939,350	6.5
Sean McAleer SVP, Strategic Initiatives	575,242	25,260	32,458	33,193	90,911	2,578,091	4.5

Notes:
(1)Includes outstanding vested and unvested Shares, RSUs, and PSUs as of December 31, 2023.
(2)Based on the five-year average share price of CAD $28.36 and base salaries at December 31, 2023.
Mr. Steinmann holds 145,408 Shares as of the date of this Circular and, utilizing the closing price of our Shares on the TSX on March 14, 2024 (CAD$19.15), the value of his Shares was CAD$2,784,563 representing a multiple of approximately 1.9 times his base salary.
Securities Authorized for Issue Under Equity Compensation Plans – December 31, 2023(1)(2)

Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and rights	Weighted-average exercise price of outstanding Options, warrants and rights (CAD$)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	1,319,977(1)(4)	21.70	1,266,749(2)(4)
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	1,319,977(1)(3)	21.70	1,266,749(2)(4)

Notes:
(1)The information in this table includes Options and Restricted Shares which are settled in Shares, and also includes RSUs which may be settled in Shares at Pan American’s election. To date, all RSUs have been settled in cash.
(2)The number of Shares issuable under the Option Plan (6,461,470), less Shares issued (including directors’ annual compensation), less Options exercised, and less the number of Options and RSUs outstanding, with any Options that terminate or expire or any RSUs that vest without the issuance of Shares being available for re-grant. We do not have any warrants or other rights outstanding under our equity compensation payments.
(3)Represents 0.40% of our weighted average Shares outstanding for 2023.
(4)Represents 0.40% of our weighted average Shares outstanding for 2023.
Option and Restricted Share Grant Rate
The following table sets forth the number of Options and Restricted Shares granted and outstanding under the Option Plan and burn rates for the past three years as at December 31:

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	2023		2022		2021
Measure of Dilution	Options and Compensation Shares (#)	Percentage of Weighted Average Shares Outstanding(1) (%)	Options and Compensation Shares (#)	Percentage of Weighted Average Shares Outstanding(1) (%)	Options and Compensation Shares (#)	Percentage of Weighted Average Shares Outstanding(1) (%)
Options
Annual Option Grant(2)	167,112	0.05(3)	191,649	0.09(3)(4)	53,115	0.03(3)(4)
Options Exercised or Terminated	(30,817)		(93,685)		(91,529)
Options Outstanding	513,262	0.16	376,967	0.18	279,003	0.13
Restricted Shares
Annual Restricted Share Grant(5)	220,695	0.07(6)	143,768	0.07(6)	133,077	0.06(6)
Total (Combined) Burn Rate	387,807	0.12(7)	335,417	0.16(7)	186,192	0.09(7)

Notes:
(1)Weighted average Shares outstanding for 2023: 326,558,154, 2022: 210,520,513, for 2021: 210,435,905.
(2)The total number of Options granted in the applicable year under the Option Plan.
(3)Option burn rate: calculated as the total number of Options granted in the applicable year, divided by the weighted average Shares outstanding in the applicable year.
(4)The total number of Restricted Shares granted during the year under the Option Plan, including those issued to directors as part of their annual director’s compensation during the year.
(5)Annual Restricted Shares Grant burn rate: calculated as the total number of Restricted Shares granted in the applicable year, divided by the weighted average Shares outstanding in the applicable year.
(6)Total (Combined) Burn Rate: calculated as total number of securities (Restricted Shares and Options) granted in the applicable year, divided by the weighted average Shares outstanding in the applicable year.
Executive Share and Option Awards Outstanding as at December 31, 2023

	Option-based Awards				Share-Based Awards
Executive	Number of Securities underlying unexercised Options (#)	Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the-money Options (CAD$)(1)	Number of shares or units of shares that have not vested (#)(2)	Market or payout value of share- based awards that have not vested (CAD$)(1)	Market or payout value of vested share-based awards not paid out or distributed (CAD$)(1)
Michael Steinmann President and CEO	-	-	-	-	315,272	6,819,333	-
Steven Busby COO	-	-	-	-	107,990	2,335,824	-
Ignacio Couturier CFO	6,114	18.67	Dec 8, 2024	13,544	51,600	1,116,108	-
	7,515	17.53	Dec 7, 2025	22,828	-	-	-
	5,472	26.54	Dec 6, 2026	-	-	-	-
	2,975	39.48	Dec 11, 2027	-	-	-	-
	5,166	30.70	Dec 10, 2028	-	-	-	-
	26,008	22.95	Dec 9, 2029	-	-	-	-
	21,839	21.18	Dec 8, 2030	7,281
Christopher Lemon General Counsel	-	-	-	-	100,455	2,172,842	-
Sean McAleer SVP, Strategic Initiatives	-	-	-	-	87,566	1,894,053	-

Notes:
(1)Based on the closing price of our Shares on the TSX as at December 31, 2023, being CAD $21.63.
(2)Includes unvested RSUs, PSUs and Restricted Shares that are subject to the remaining hold period.

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Value of Vested Share and Option Based Awards and Earned Non-Equity Incentive Plan Compensation for Executives during 2023

Executive	Option-based awards – Value vested during the year (CAD$)	Share-based awards – Value vested during the year (CAD$)(1)	Non-equity incentive plan compensation – Value earned during the year (CAD$)(2)
Michael Steinmann President and CEO	-	700,696	2,521,815
Steven L. Busby COO	-	232,700	959,625
Ignacio Couturier CFO	619,884	70,566	584,640
Christopher Lemon General Counsel	-	244,046	698,375
Sean McAleer SVP, Strategic Initiatives	-	423,545	649,378

Notes:
(1)Includes 1/3 of 2020 RSUs vested on December 11, 2023, reported at the share price of CAD$20.08; 1/3 of 2021 RSUs that vested on December 10, 2023, reported at the share price of CAD$20.20; and 1/3 of 2022 RSUs that vested on December 9, 2023, reported at the share price of CAD$20.20. Also includes 2020 PSUs that vested in 2023 with a performance multiplier of 0%, reported at the share price of CAD $20.08.
(2)Non-equity incentive compensation includes AIP payout and SERP., except for SVP, Strategic Initiatives which includes only AIP payout.
Total Executive Compensation Summary
The following table summarizes the three-year total compensation summary for Executives as at December 31, 2023:

Executive	Year	Salary (CAD$)	Share- based Awards (CAD$)(1)	Option- based Awards (CAD$)(1)	Non-equity Incentive Plan Compensation (CAD$)		Pension Contribution Value (CAD$)	All Other Compensation (CAD$)	Total Compensation (CAD$)(3
					Annual Incentive Plans(2)	Long-term Incentive Plans
Michael Steinmann	2023	1,425,175	5,483,200		1,914,000	-	607,815	-	9,430,190
President and CEO	2022	1,286,300	2,572,600	-	1,004,920	-	578,835	-	5,442,655
	2021	1,225,000	2,450,000		1,071,880	-	551,250	48,000	5,346,130
Steven Busby	2023	743,625	2,374,500		633,600	-	326,025	-	4,077,750
COO	2022	690,000	966,000		345,000	-	310,500	-	2,311,500
	2021	628,500	879,900		386,400	-	282,825	29,021	2,206,646
Ignacio Couturier	2023	498,750	939,750	131,250	479,640	-	105,000	-	2,154,390
CFO	2022	400,000	300,000	200,000	259,600	-	100,000	-	1,259,600
	2021	242,500	145,500	48,500	124,280	-	60,625	7,833	629,238
Christopher Lemon	2023	595,775	1,895,100		560,100	-	138,275	-	3,189,250
General Counsel	2022	526,700	737,380		350,260	-	131,675	-	1,746,015
	2021	501,600	702,240		359,150	-	125,400	24,350	1,712,740
Sean McAleer	2023	575,242	1,128,287		552,200	-	-	97,178	2,352,907
SVP, Strategic Initiatives	2022	528,198	666,493		333,040	-	-	93,694	1,621,425
	2021	484,478	686,240		352,250	-	-	90,252	1,613,220

Notes:
(1)    In 2023, the Board approved the issuance of 331,577 PSUs for the above Executives based on a value of CAD $20.21 per Share with the grant date of December 8, 2023. The Company calculated the Restricted Share price using a 20-day weighted average Share price before the grant date. In December 2023, the Company awarded Restricted Shares with a three-year hold period and RSUs with a three-year vesting period, both at a value of CAD $21.18 per unit/Share. The weighted

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average fair value of each Option was determined to be CAD $6.01. The Company used as its assumptions for calculating fair value a risk-free interest rate of 3.8%, weighted average volatility of 30.10%, expected lives ranging from 4.5 years based on historical experience, dividend yield of 2.7% and an exercise price of CAD $21.18 per Share. The weighted average fair value of each Option was determined to be CAD $6.01. The Share-based Awards total includes the value of PSUs awarded in the Transaction Award (see “Yamana Transaction Award” on page 43)
(2)    AIP awards are paid in the calendar year following the year the Executive’s performance is assessed. For example, the AIP award for 2023 performance was awarded and paid in February 2024. Includes a one-time CDN$30,000 special bonus paid to the SVP, Strategic Initiatives for his contributions to the Yamana integration.
(3)    No cash compensation is payable under the LTIP.
(4)    The total compensation in 2023 was higher than in previous years as a result of several factors. The acquisition of Yamana increased the size, complexity and revenue of the Company, resulting in changes to the Company’s peer group based on the recommendations of WTW. Executive compensation was therefore adjusted from the resulting 25th percentile in order to meet the market median at around the 50th percentile for the updated peer group based on the analysis of WTW. In addition, total compensation for 2023 includes a one-time Transaction Award based on certain Executive’s respective contributions to the closing of the acquisition of Yamana, and the special bonus paid to Mr. McAleer, resulting in the total compensation for 2023 being higher than in previous years. Please see “2023 Compensation Harmonization Process” and “Yamana Transaction Award” on page 43 for further details.3)
Employment Agreements, Change of Control and Other Termination Payments
Employment Agreements
Each Executive is currently engaged under an employment agreement. All of these agreements are for an indefinite term and each provides for, among other things, a base salary (that may be adjusted annually by the Board on the recommendation of the HRC Committee), discretionary bonus, vacation time, and extended benefits. These agreements also include a conflict of interest clause and a confidentiality clause that the Executive agrees to comply with as part of their employment terms and conditions. Pursuant to these employment agreements, Executive employment may be terminated as a result of a) Change of Control (as defined in the applicable employment agreement), b) termination without cause, c) termination with cause, d) retirement, e) death, or f) disability.
Double Trigger Change of Control Provisions
The employment agreements also stipulate the terms and conditions that would be applicable to each Executive in the event of a “Change of Control”. Under the employment agreements, a Change of Control occurs when any person acquires, whether directly or indirectly, 50% or more of the outstanding Shares of Pan American, or results in such person acquiring sufficient Shares to replace the majority of the Board of Pan American with its nominees and so replaces the Board.
Moreover, the triggering of the Change of Control obligations would apply only in the presence of both of the following:
•a Change of Control of Pan American; and
•a triggering event where the employee is terminated without cause or, within a specified period of time after the Change of Control, elects to resign for “good reason” (as defined in the terms of the employment agreements), such as a reduction by the Company of the employee’s annual salary or benefits, or any material change in the status of the employee or work location, without the consent of the employee.
No Executive would receive any incremental benefits due to a Change of Control alone without the second trigger.

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Conditions Relating to Other Compensation Elements upon Termination

Compensation Element	Termination following a Change of Control	Termination without Just Cause	Termination with Cause	Retirement	Death	Termination upon Disability
Severance
 • 2 years base salary plus one month salary for every year of service to a max of 2.5 years in aggregate, plus 2 years bonus at target for the CEO.
• 2 years base salary, plus 2 years bonus at target, for each of Messrs. Busby, Couturier, Lemon and McAleer.

 • 2 years base salary plus one month salary for every year of service to a max of 2.5 years in aggregate, plus 2 years bonus at target for the CEO
• 2 years base salary, plus 2 years bonus at target, for each of Messrs. Busby, Couturier, Lemon and McAleer.
			None	None	For all Executives 1 year base salary.	For all Executives 1 year base salary.
PSUs	All PSUs vest and become payable on the vesting date.	All PSUs vest and become payable on the vesting date.	All non-vested PSUs will be cancelled.	All PSUs vest, or at the discretion of the Executive continue to vest and become payable on the vesting date.	All PSUs vest and become payable to the employee’s estate on the vesting date.	All PSUs vest and become payable on the vesting date.
RSUs	All RSUs vest and become payable on the vesting date.	All RSUs vest and become payable on the vesting date.	All non-vested RSUs will be cancelled.	All RSUs vest, or at the discretion of the Executive, continue to vest and become payable on the vesting date.	All RSUs vest and will become payable to the employee’s estate on the vesting date.	All RSUs vest and will become payable on the vesting date.
Options
 If the surviving entity assumes outstanding awards made under the Option Plan (without seeking amendment), each vested Option shall be exercisable any time up to, but not after the earlier of the expiry date, and the date which is 30 days after termination date.
If the surviving entity does not assume outstanding awards under the Option Plan:
a) the vested Options are exercisable until the time immediately prior to the completion of the transaction.
b) 50% of unvested Options held as of the completion date become conditionally exercisable 21 days prior to the transaction closing date and ending immediately prior to the completion of the transaction.
		Each vested Option shall be exercisable any time up to, but not after the earlier of the expiry date, and the date which is 30 days after termination date.	Each vested Option shall be exercisable anytime, up to, but not after the earlier of the expiry date, and the date on which the optionee ceases to be a director, officer or service provider.	Each vested Option shall be exercisable any time up to, but not after the earlier of the expiry date, and the date which is one year after the retirement date.	Each vested Option shall be exercisable any time up to, but not after, the earlier of the expiry date, and the date which is one year after death.	Each vested Option shall be exercisable any time up to, but not after, the earlier of the expiry date, and the date which is one year after the date of disability.

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Compensation Element	Termination following a Change of Control	Termination without Just Cause	Termination with Cause	Retirement	Death	Termination upon Disability
SERP (CEO and senior Executives)
 The Company will remit to the Trustee a contribution equal to the contribution required for the next two and one-half years for the CEO and next two years for the other Executives. After the remittance, the SERP becomes payable to the Executive.
		The Company will remit to the Trustee a contribution equal to the contribution required for the next two years for the Executives. After the remittance, the SERP becomes payable to the Executive.	None	The Company will cease to make contributions and the SERP becomes payable to the Executive	The Trustee will pay to the Beneficiary(ies) two lump sums, the first sum being paid from the proceeds of the SERP, the second from the refundable tax received by the SERP trust.	The Company will cease to make contributions. The SERP becomes payable to the Executive.
Benefits	Continuation of benefits for two and one-half years for the CEO and two years for the other Executives, unless the Executive has replaced the benefits with alternate employment.	Continuation of benefits for two and one-half years for the CEO and two years for the other Executives, unless the employee has replaced the benefits with alternate employment.	None	No group benefits are provided to retirees.	None	Continuation of benefits for six months from the date of permanent incapacitation.
For additional Option Plan information, including with respect to exercise on a Change of Control, refer to Appendix C.

Incremental Payments on Termination Assuming Termination on December 31, 2023

	Michael Steinmann President and CEO	Steven Busby COO	Ignacio Couturier CFO	Christopher Lemon General Counsel	Sean McAleer SVP, Strategic Initiatives
Change of Control (CAD$)
Severance Payment(1)	7,250,000	2,700,000	1,890,000	2,196,000	2,070,872
Unvested PSUs(2)	5,865,840	1,731,027	557,470	1,515,939	717,965
Unvested RSUs(2)	1,212,902	375,107	476,379	971,987	702,067
Unvested Options(3)	-	-	-	-	-
SERP	1,631,250	675,000	262,500	305,000	-
Benefits	505,994	193,399	114,713	147,767	92,812
TOTALS	16,465,986	5,674,534	3,301,063	5,136,693	3,583,715
Termination Without Just Cause (CAD$)
Severance Payment(1)	7,250,000	2,700,000	1,890,000	2,196,000	2,070,872
Unvested PSUs(2)	5,865,840	1,731,027	557,470	1,515,939	717,965
Unvested RSUs(2)	1,212,902	375,107	476,379	971,987	702,067
Unvested Options(3)	-	-	-	-	-
SERP	1,305,000	675,000	262,500	305,000
Benefits	505,994	193,399	114,713	147,767	92,812
TOTALS	16,139,736	5,674,534	3,301,063	5,136,693	3,583,715
Other Termination (CAD$)
Voluntary Termination	-	-	-	-	-
Termination with Cause	-	-	-	-	-
Retirement(2)(3)	7,078,742	2,106,135	1,033,849	2,487,926	1,420,031
Termination upon Death(3)(4)	8,528,742	2,856,135	1,558,849	3,097,926	1,995,273
Termination upon Disability(3)(4)	8,629,941	2,904,485	1,587,527	3,134,868	2,018,476

Notes:
(1)As per the employment agreement for the President and CEO, the severance payment includes two parts: a payment in lieu of future salary not to exceed 2.5 times base salary and a payment in lieu of AIP two times target. In aggregate, the above severance payment is approximately 2.6 times the President & CEO’s base salary plus bonus.

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(2)All unvested PSUs and RSUs vest and become payable if the employee is terminated without cause or as a result of a Change of Control. With respect to retirement, all PSUs and RSUs either (i) vest and become payable or (ii) continue to vest in the normal course and become payable on the vesting date, at the election of the holder. It is assumed for this table that RSUs and PSUs become immediately vested on retirement.
(3)Unvested Options do not vest on a termination event except for certain unvested Options that conditionally become exercisable for a period in advance of a change of control. The right to exercise any vested Option, if any, is pursuant to the Option Plan. The Company does not make a payment to optionees on exercise.
(4)These amounts are comprised of salary and the continuing benefits for six (6) months from the date of death or disability and include any amounts for RSUs or PSUs which would vest and be payable.
Additional Company Information
Shares and Principal Shareholders
We are authorized to issue 800,000,000 Shares without par value of which 364,656,809 Shares are outstanding as of March 12, 2024.
To the knowledge of our directors and senior officers, the following persons or companies beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of our issued and outstanding Shares as at December 31, 2023:

Shareholder	Number of Shares	Percentage of Outstanding Shares
Van Eck Associates Corporation ("Van Eck")(1)	45,578,019 common	12.5%

Note:
(1)    Holdings as of December 31, 2023, according to the Schedule 13G filed by Van Eck on EDGAR on February 14, 2024. In connection with Pan American’s acquisition of Tahoe in 2019, a certain number of CVRs were also issued to Van Eck. Each CVR will be exchanged for 0.0497 of a Share if the CVR payment condition is satisfied within the required period.
Interest of Certain Persons in Matters to be Acted Upon
Except as otherwise disclosed in this Circular, none of our directors or executive officers at any time since January 1, 2023, none of our proposed nominees for election as a director, nor any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of our Shares or otherwise, in any matter to be acted on at the Meeting, other than the election of directors.
Indebtedness of Directors and Executive Officers
During 2023 and as of the date of this Circular, none of our directors or executive officers, or former directors or executive officers, is or was indebted to the Company or any of our subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of our subsidiaries. Similarly, the Company is not indebted to any of its directors or executive officers.
Interest of Informed Persons in Material Transactions
Except as described below, no informed person (as that term is defined in NI 51-102), proposed director, or any associate or affiliate of any informed person or proposed director other than described below, has had any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year, or in any proposed transaction, which has materially affected or will materially affect us or any of our subsidiaries.
Information Security
We recognize the importance of our information systems assets in our business operations and the significance of securing these assets from internal and external threats. Our goal is to ensure adequate protection of our and third-party information assets in accordance with internal policy controls, business requirements, and relevant laws and regulations.
Our information systems assets encompass all components of our information systems, including information network infrastructure and associated hardware and software, and the information stored thereon. Each component of our information systems may be subject to threats such as unauthorized access, modification, loss, damage, or destruction. We have established protocols and standards of practice to, among other things (i) identify and monitor internal and external risks and threats to our information systems, and to (ii) develop and implement appropriate

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protection processes. We have developed our information security management system based on Sarbanes-Oxley controls requirements.
Our Board, primarily through the Audit Committee (which is comprised of 100% independent members), provides top-level oversight of risks relating to our information security and of related policies and practices. Senior management and the head of our corporate information technology (“IT”) department are responsible for establishing, maintaining, and implementing corporate information security policies and standards. Business units are responsible for ensuring the implementation of controls and protocols within their respective jurisdictions, led by the local IT staff. The senior management team, IT staff, local site management, and all personnel are collectively responsible to ensure protection mechanisms are being utilized and followed to prevent unauthorized access to our information systems. Each user of our information systems is responsible for abiding with the controls and guidelines that we establish, and for reporting any potential information security incidents of which they are aware.
We provide regular training on information security issues, including training to staff on physical and remote access controls and standards, authentication standards such as passwords management, email and internet threats, downloading software and third-party applications, and device use and disposal. In 2023, the IT department increased the frequency of phishing exercise across all locations to raise users' awareness about the dangers related to emails and distributed phishing cheat sheets to help users spot and report suspicious emails. Moreover, our Board receives reports from management on information security matters at least semi-annually and on an ad hoc basis as required. Our Board gets periodic training on cyber-security and information security issues.
Following the acquisition of Yamana in March 2023, the IT department’s focus for the year was to assess Yamana’s cybersecurity program and cybersecurity risk maturity, with the intention to efficiently merge the two programs and update our four-year cybersecurity roadmap, while concurrently working to identify and mitigate risks that could potentially manifest in a cybersecurity breach. During 2023, IT assessed all the cybersecurity solutions Pan American and Yamana had in place prior to the completion of the acquisition, selected the solutions IT determined best fit the Company’s needs, and successfully migrated the entire Company to the chosen solutions by the end of the year. In addition, IT engaged third parties to perform technical risk assessments and penetration tests across Pan American, to help mitigate any potential breaches that could have occurred following the acquisition.
The cybersecurity team leverages the operational and threat intelligence capabilities of third-party managed cybersecurity services to prevent, detect, remediate, and respond to unusual activities on our network. In addition, the IT staff utilized third-party service providers to assist as required by performing audits, conducting penetration testing, and conducting other cybersecurity assessments. We have not experienced any known significant information security breaches in the last three years and have insurance relating to social engineering fraud risks.

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Additional Governance Disclosure and Appendices

What’s Inside	Page
Appendix A
Corporate Governance Disclosure	63
Appendix B
Mandate of the Board of Directors	70
Appendix C
Summary of Option Plan	73

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APPENDIX A
CORPORATE GOVERNANCE DISCLOSURE
Governance Disclosure Guidelines under National Instrument 58-101 –
Disclosure of Corporate Governance Practices
Information in this Appendix A is dated as of March 14, 2024.

BOARD OF DIRECTORS
Disclose the identity of directors who are independent.
The following persons proposed for nomination as directors to our Board are considered to be “independent” within the meaning of the Corporate Governance Disclosure Rules and the NYSE Rules:

John Begeman Chantal Gosselin Kimberly Keating Kathleen Sendall	Neil de Gelder Charles Jeannes Jennifer Maki Gillian Winckler

Disclose the identity of directors who are not independent and describe the basis for that determination. •Michael Steinmann – not independent – President and Chief Executive Officer.
Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.
A majority of our current directors are independent – ten of our eleven current directors (91%), and eight of the nine persons nominated as directors at the Meeting (89%), qualify as independent directors for the purposes of the Corporate Governance Disclosure Rules and the NYSE Rules.

If a director or director nominee is presently a director of any other issuer that is a reporting issuer (or the equivalent) in the same jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
•John Begeman - i-80 Gold Corp.; Allied Gold Corp.
•Alexander Davidson - Americas Gold and Silver Corporation; NuLegacy Gold Corporation; Capital Limited
•Neil de Gelder - Reservoir Media Inc.
•Chantal Gosselin - Wheaton Precious Metals Corp.; Ero Copper Corp.
•Charles Jeannes - Orla Mining Ltd.; Wheaton Precious Metals Corp.
•Kimberly Keating - Major Drilling Group International Inc.; Drax Group plc; Victoria Gold Corp.
•Jennifer Maki - Franco-Nevada Corporation; Baytex Energy Corp.
•Walter Segsworth - Happy Creek Minerals Ltd.
•Michael Steinmann - Lumina Gold Corp.
•Gillian Winckler - FLSmidth & Co. A/S; West Fraser Timber Co. Ltd.

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.
At each regularly scheduled meeting of the full Board held in February, March, May, August, November, and December, the independent members of the Board hold an in-camera meeting at which non-independent directors and members of management are not in attendance. The Chair is the primary chair of the independent sessions and directors in attendance are encouraged to raise any concerns or issues that they may have. There are no fixed durations for the in-camera sessions.

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For the financial year ended December 31, 2023, there were 7 meetings of the full Board and 6 meetings included an in-camera session. We anticipate that in-camera sessions will be conducted at each regularly scheduled Board meeting.

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.
Gillian Winckler is currently the Chair of the Board and is considered an independent director for the purposes of the Corporate Governance Disclosure Rules and the NYSE Rules. The roles and responsibilities of the Chair are stated in the “Mandate of the Chair of the Board” available on our website at www.panamericansilver.com.

Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.
For the financial year ended December 31, 2023, the Board held 7 meetings of the full Board. The attendance records of each of the directors for the most recently completed financial year are set out under the heading “Director Attendance” beginning on page 30 of the Circular.

BOARD MANDATE
Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.
The Board approved an updated written mandate that defines its stewardship responsibilities, which was most recently updated in 2023. The full text of “Mandate of the Board of Directors” is included in Appendix B to this Circular and is available on our website at www.panamericansilver.com.

POSITION DESCRIPTIONS
Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.
The Board approved an update to the written position description for the chair of each committee in 2019, titled “Mandate for all Committee Chairs”, a copy of which is available on our website at www.panamericansilver.com.
The chair of each committee has been provided with a mandate for the committee and has accepted leadership responsibilities for ensuring fulfillment of the applicable mandate. Each chair is sufficiently skilled through education and experience to lead the respective committee.
In 2021, the Board approved an update to the written position description for the board chair, titled “Mandate of the Chair of the Board”, a copy of which is available on our website at www.panamericansilver.com.

Disclose whether or not the Board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the Board and Chief Executive Officer have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the Chief Executive Officer.
In 2019, the Board approved an update to the written position description for the Chief Executive Officer, titled “Mandate of the Chief Executive Officer”, a copy of which is available on our website www.panamericansilver.com.

ORIENTATION AND CONTINUING EDUCATION
Briefly describe what measures the Board takes to orient new directors regarding (i) the role of the Board, its committees and its directors, and (ii) the nature and operation of the issuer’s business.
Each new director, on joining the Board, is given an outline of the nature of our business, our corporate strategy, our current issues, our expectations concerning input from directors and the general responsibilities of our directors. Each new director is provided with a Board manual which includes all Board-related policies, mandates and charters, as well as certain of our policies that affect all employees and the Board. New directors meet with management to discuss and better understand our business and will be advised by our counsel of their legal obligations as directors.

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Directors periodically tour our mines and development sites to give the directors additional insight into our business. In addition, all directors are provided with monthly management reports regarding our business and operations.

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.
We provide the Board with periodic presentations and education sessions on topics related to our business and support the attendance of our directors at seminars, conferences and other professional development events that are of interest and of relevance to their position as a director. The N&G Committee is responsible for arranging funding for such attendance. Directors are encouraged to introduce topics of discussion that they feel are of particular importance to the Board, and they may request presentations or additional training by management or external advisors.
Directors are also kept apprised of regulatory, industry and political changes that could affect our business.
Directors are given tours of our mines and development sites to give the directors additional insight into our business. In addition, all directors are provided with monthly management reports regarding our business and operations.
Please also refer to specific Board education and continuing professional development activities during 2023 as noted under the heading “Board Education” on page 25 of this Circular.

ETHICAL BUSINESS CONDUCT
Disclose whether or not the Board has adopted a written code for the directors, officers, and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and (iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
As part of its stewardship responsibilities, the Board has approved a Code that is designed to deter wrong-doing and to promote honest and ethical conduct and full, accurate, and timely disclosure. The Code is applicable to all of our directors, officers and employees. The Board, with the assistance of the Audit Committee, the N&G Committee, and our General Counsel, monitors compliance with the Code and the Board is responsible for the granting of any waivers from these standards to directors or executive officers. The Company conducts routine and ad hoc internal audits through our internal audit group. We will disclose any waiver of a material departure from these standards granted to our directors or executive officers in our quarterly report that immediately follows the grant of such waiver. The Code is reviewed annually by the N&G Committee.
There has been no conduct of a director or executive officer that constitutes a departure from the Code, and no material change report in that respect has been filed.
The full text of the Code is available on our website at www.panamericansilver.com.
We have also approved other polices related to the ethical and responsible conduct of business, including the Anti-Corruption Policy, the Social Sustainability Policy, the Human Rights Policy, and the Supplier Code of Conduct. Please refer to the information provided under the headings “Corporate Governance Overview” and “Ethical and Responsible Business Conduct” beginning on page 18 of this Circular.

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.
Directors must disclose to the General Counsel any instances in which they perceive they have a material interest in any matter being considered by the Board. If it is determined there is a conflict of interest, or that a material interest is held, the conflict must be disclosed to the Board. In addition, the interested Board member must refrain from voting and exit the meeting while the matter at issue is being considered by the Board. Each director is also subject to the Code, which contains a number of requirements relating to conflicts of interest and other similar matters.

Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.
The N&G Committee is primarily responsible for setting the standards of business conduct contained in the Code and generally for overseeing and monitoring compliance with the Code. The Code also sets out mechanisms for the reporting of unethical conduct. The Board has also adopted a Global Anti-Corruption Policy (and related Gifts and Hospitality Guidelines), the Social Sustainability Policy,

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the Global Human Rights Policy, the Supplier Code of Conduct, and the Inclusion and Diversity Policy to further enhance the Company’s standards of ethical business conduct. The full texts of these Policies are available on our website at www.panamericansilver.com.
The Board helps to set the tone for our ethical conduct by considering and discussing ethical matters, including when reviewing our corporate transactions. We have multiple reporting channels in place to encourage the reporting of violations, or suspected violations, of the Code, the Anti-Corruption Policy, or other policies of the Company, including reporting via a telephone hotline or online portal operated by a secure, independent third-party service provider.
Please also refer to the information provided under the headings “Corporate Governance Overview” and “Ethical and Responsible Business Conduct” beginning on page 18 of this Circular.

NOMINATION OF DIRECTORS
Describe the process by which the Board identifies new candidates for Board nomination.
The N&G Committee reviews the qualifications of and recommends to the Board possible nominees for election or re-election to the Board at each of our annual shareholder meetings and identifies, reviews the qualifications of, and recommends to the Board possible candidates to fill vacancies on the Board between annual shareholder meetings, as necessary. The N&G Committee also annually reviews and makes recommendations to the Board with respect to the composition of the Board.
All members of the Board and management are encouraged to recommend to the N&G Committee individuals that they believe are suitable candidates for the Board in light of the particular skills, experience, and knowledge that is required on the Board, both generally and in specific circumstances, such as at the retirement of a current director. The N&G Committee also utilizes the services of independent search firms at its discretion.

Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.
All members of the N&G Committee are outside, non-management, and independent directors in accordance with the Corporate Governance Disclosure Rules, the NYSE Rules and the Nominating and Governance Committee Charter.

If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The N&G Committee oversees the effective functioning of the Board and annually reviews and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their Charters and responsibilities, and the allocation of directors to such committees; and (iii) the appropriateness of the terms of the mandate and responsibilities of the Board.
Please see the more detailed discussion under the heading “Nominating and Governance Committee” on page 29 of this Circular.

COMPENSATION
Describe the process by which the Board determines the compensation for the issuer’s directors and officers.
The HRC Committee, with the assistance of our Chief Executive Officer and our General Counsel, who is also responsible for corporate human resource matters, and compensation consultants, as necessary, reviews overall compensation policies, compares them to the overall industry, and approves the compensation of executive officers other than our Chief Executive Officer.
The HRC Committee, with the assistance of our General Counsel, and compensation consultants, as necessary, makes recommendations to the Board on the compensation of our Chief Executive Officer.
We establish director compensation based on a comparison with other companies in the mining industry and consider the duties and responsibilities of our directors, both at a Board level and the committee level. The N&G Committee reviews our director compensation and related comparative information of our peer group from time to time and will recommend to the Board any changes that it considers appropriate. Please see the more detailed discussion under the headings “Director Compensation” and “Executive Compensation” on pages 30 and 33 of this Circular.

Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

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The HRC Committee is comprised of four directors. Each member of the HRC Committee is an independent director as required by the HRC Committee Charter, and for the purposes of the Corporate Governance Disclosure Rules and the NYSE Rules.

If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The HRC Committee determines and recommends to the Board the compensation for the Chief Executive Officer; reviews and approves the compensation levels for the other executive officers of the Company; determines our general compensation structure, policies, and programs; oversees the administration of our annual incentive plan, long-term incentive plan, and stock option and compensation share plan; and delivers an annual report to shareholders on executive compensation. In addition, the HRC Committee reviews and makes recommendations to the Board for approval with respect to the annual and long-term corporate goals and objectives relevant to determining the compensation of our senior management, including the Chief Executive Officer.
The HRC Committee also provides oversight with respect to inclusion and diversity and other human resources matters across the organization. Please see the more detailed discussion under the headings “Human Resources and Compensation Committee” and “Compensation Governance” on pages 28 and 38 of this Circular.

OTHER BOARD COMMITTEES
If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
The CSD Committee and HSE Committee were established in May 2021 to replace the existing Health, Safety, Environment and Communities Committee. Each of the CSD Committee and HSE Committee consist of four directors, each of whom is an independent director.
The CSD Committee provides oversight to matters in connection with the Company’s practices and performance with respect to community and sustainability matters, including, but not limited to, engagement and relationships with, and impacts on, communities of interest. Among other things, audits of the Company’s social and sustainability programs and activities and significant social and community issues and grievance matters are reported to the CSD Committee.
The HSE Committee provides oversight to the conduct of activities at all of the Company’s mines and development projects with respect to health, safety, and environmental matters. Among other things, the HSE Committee reviews reports from management with respect to audits of health and safety programs, environmental and tailings management systems, and emergency preparedness and response plans, and considers reports from management with respect to significant changes in risk exposure relating to the environment and health and safety matters, including those related to tailings facilities and security. Through its guidance and oversight, the HSEC Committee also plays an important role in ensuring that policies with respect to the health and safety of our employees and the environment are in place at each of our operations and that such policies are being enforced by management.
Please see more detailed discussions under the headings “Communities and Sustainable Development Committee” and “Health, Safety and Environment Committee” on pages 27 and 28 of this Circular.

ASSESSMENTS
Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.
The Chief Executive Officer is assessed each year on the basis of the objectives set out by the Board for that position, the Chief Executive Officer’s individual performance throughout the year and that individual’s ability to execute on long-term strategy. The Chief Executive Officer is assessed first by the HRC Committee and then by the Board as a whole (other than the Chief Executive Officer).
The Board has also appointed a N&G Committee, which proposes and makes recommendations to the Board with respect to: (i) the composition of the Board; (ii) the appropriateness of the committees of the Board, their charters and responsibilities and the allocation of directors to such committees; and (iii) the appropriateness of the terms of the mandate and responsibilities of the Board. The N&G Committee, in consultation with the entire Board, annually reviews the formally established roles and responsibilities of each of the chair of the Board and the Chief Executive Officer and determines against what criteria each such position should be assessed.
The N&G Committee annually assesses the Board as a whole and the committees of the Board. The performance assessments of the Board and each committee of the Board are based on information and feedback obtained from director evaluation questionnaires provided to each director. Each director is asked to complete and return the assessment questionnaire to the chair of the N&G

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Committee on a confidential basis. The Chair of the N&G Committee may discuss the completed questionnaires with individual directors where clarification is required. The evaluation process focuses on Board and committee performance, and also asks for peer feedback and suggestions or comments regarding the performance of the chair of each committee. The Chair of the N&G Committee reports the results of the performance assessments to the Board.
As part of the review and assessment process, the Chair of our Board also meets individually with each Board member annually to elicit feedback relating to Board, committee and individual member performance and function.
The Board, in connection with the feedback and recommendations of the N&G Committee and the Board Chair, assesses the effectiveness of the members of the Board on an annual basis, and has determined that each Board member is qualified through their current or previous professions and experience.

DIRECTOR TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL
Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.
We have not adopted term limits or other formal mechanisms for board renewal. We believe our board has the appropriate level of continuity and renewal without imposing formal mechanisms, particularly term limits or director retirement requirements. In this respect, through the N&G Committee and the annual board assessment process, the Board is able to consider the contribution of current Board members and the skills and experience necessary for an effective and efficient Board and recommend changes to best meet those needs. By way of illustration, since 2020, we have had two Board members step down from the Board and have had four new members join as at the date of this Circular. On average, our current directors who are standing for re-election at this Meeting have a tenure of approximately 4.5 years on our Board and are 61 years of age.

POLICIES REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD
Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors. If the issuer has not adopted such a policy, disclose why it has not done so. If the issuer has adopted a policy, disclose the following in respect of the policy: (i) a short summary of its objectives and key provisions, (ii) the measures taken to ensure that the policy has been effectively implemented, (iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and (iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.
In 2020, the Board approved an updated Board and Senior Management Diversity Policy (the “Board Diversity Policy”) which recognizes the importance of diversity amongst our Board and senior management team and to emphasize our commitment to diversity. In March 2022, we formally set a target for the Company to maintain representation by women on the Board of at least 30%. The Board Diversity Policy provides a basic framework within which the Company will consider the principle of diversity when recruiting, developing, and appointing our senior management team and our Board members, with the goal of having talented, knowledgeable persons with diverse experiences, backgrounds, and perspectives guiding the Company. The Board Diversity Policy provides that gender diversity will be accorded particular attention when considering Board and senior management appointments with a view to increasing the representation of women amongst the Company’s leadership. Please refer to the complete description of the Board Diversity Policy under the heading “Board and Senior Management Diversity” beginning on page 23 of this Circular.
The N&G Committee regularly considers the Board Diversity Policy and reports to the Board annually on the Company’s advancements related to this policy. In connection with such review, the N&G Committee considers the effectiveness of the Company’s approach to diversity and recommends to the Board any changes that it considers appropriate.
A total of five of eleven current directors are women, including the Chair of the Board. The representation of women on our Board is 45%. If all nominees at this Meeting are elected, the representation of women on our Board will be 56%. The Company continues to actively engage in promoting diversity and awareness throughout the organization, with greater emphasis on developing diversity in leadership roles.

CONSIDERATION OF THE REPRESENTATION OF WOMEN IN DIRECTOR IDENTIFICATION AND SELECTION PROCESS
Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of

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representation of women on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer’s reasons for not doing so.
The Board Diversity Policy provides a basic framework within which the Company will consider the principle of diversity when identifying, recruiting and recommending Board candidates. In March 2022, we formally set a target for the Company to maintain representation by women on the Board of at least 30%. The N&G Committee will have the most direct impact on developing diversity amongst Board members as a result of its oversight responsibilities on Board composition and function, and with the nomination of candidates to fill Board vacancies. Diversity considerations are expressly recognized in the Nominating and Governance Committee Charter in connection with the identification of candidates for Board nomination.

CONSIDERATION OF THE REPRESENTATION OF WOMEN IN EXECUTIVE OFFICER APPOINTMENTS
Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer’s reasons for not doing so.
In addition to merit-based considerations in the appointment of persons to senior management positions, due consideration is given to the present level of diversity, including gender diversity, within the leadership of the Company and the positive impact that further diversity, including gender diversity, might have on the Company and its business. Diversity considerations are expressly recognized in the Mandate of the Chief Executive Officer in connection with the recruitment and development of candidates for senior management positions to ensure the appropriate skill, experience and diversity are adequately reflected in its overall composition of the Company.

ISSUER’S TARGETS REGARDING THE REPRESENTATION OF WOMEN ON THE BOARD AND IN EXECUTIVE OFFICER POSITIONS
Disclose whether the issuer has adopted a target regarding women on the issuer’s board. If the issuer has not adopted a target, disclose why it has not done so. For purposes of this Item, a “target” means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer’s board or in executive officer positions of the issuer by a specific date.
In March 2022, we formally set a target for the Company to maintain representation by women on the Board of at least 30%. The N&G Committee and the Board as a whole consider the contribution of current Board members and assess the skills and experience necessary for the Board to function effectively and efficiently and will recommend candidates they feel best meet those needs. The N&G Committee will, in addition to considering functional expertise and the skills, knowledge, and experience necessary to run our business, also consider diversity when making nominations and recommendations. Gender diversity is accorded particular attention when considering Board and senior management appointments with a view to increasing the representation of women.

Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so. If the issuer has adopted a target referred to above, disclose: (i) the target, and (ii) the annual and cumulative progress of the issuer in achieving the target.
We have not adopted a target regarding women in executive officer positions. Like nominations to the Board, candidate recruitment, hiring, and promotion are primarily merit-based, but diversity considerations are also important in the decision-making process. We believe that this approach is best suited to ensuring that we have the right candidates who contribute to the success of our Company, not only with their skills and knowledge, but also with their diversity of experience and perspectives, if they are ultimately appointed to an executive officer position.

NUMBER OF WOMEN ON THE BOARD AND IN EXECUTIVE POSITIONS
Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women.
We currently have five female directors (45%) on our Board, including the Chair of the Board. Assuming all of the nominees are elected to the Board at the Meeting, women will represent 56% of our Board.

Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.
We currently have one executive officer who is a woman, which represents 8% of our executive officers. We have four vice-presidents who are women, representing 30% of our vice-presidents.

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APPENDIX B
MANDATE OF THE BOARD OF DIRECTORS
Subject to the constating documents of Pan American Silver Corp. (the “Company”) and applicable law, the Board of Directors of the Company (the “Board”) has a responsibility for the stewardship of the Company, including the responsibility to supervise the management of and oversee the conduct of business of the Company; provide leadership and direction to management and consider management’s performance in conjunction with the Company’s compensation plans; set policies appropriate for the business of the Company; and approve corporate strategies and goals.
COMPOSITION
A majority of the Board shall be independent1 from the Company.
The directors will be elected each year by the shareholders of the Company at the annual general meeting of shareholders. The Nominating and Governance Committee will recommend to the full Board nominees for election to the Board and the Board will propose nominees to the shareholders for election as directors for the ensuing year.
DUTIES AND RESPONSIBILITIES
a.A principal responsibility of the Chair of the Board (the “Chair”) will be to manage and act as the chief administrative officer of the Board with such duties and responsibilities as the Board may establish from time to time. The Chair shall be independent.
b.The Board will ensure that proper limits are placed on management’s authority.
c.In conjunction with each annual general meeting and at such other times as may be required, and subject to the constating documents of the Company, the Board shall:
i.appoint a Chair and, if determined appropriate, a Lead Director of the Board;
ii.appoint or confirm the officers of the Company and, if necessary, approve the senior management structure of the Company;
iii.confirm, or approve any changes to, the size of the Board, and the appointment of interim Board members if so required; and
iv.appoint committees of the board, including a Nominating and Governance Committee, an Audit Committee, a Human Resources and Compensation Committee, a Health, Safety, and Environment Committee, and a Communities and Sustainable Development Committee.
d.The Board is responsible for making decisions with respect to vacancies and proposing nominees as provided in the Majority Voting Policy, the Board and Senior Management Diversity Policy, and any such other applicable policies in place from time to time.
e.The Board will ensure that it maintains current and appropriate mandates and charters, including the Board, the CEO, the Chair, and the Committee Chair mandates, as well as Committee charters.
f.From time to time, the Board may appoint special committees to assist the Board in connection with specific matters.
g.The Board will determine the form and amount of director compensation, and the Nominating and Governance Committee will periodically undertake a review of Board compensation. When determining the form and amount of director compensation, the Board will critically evaluate any matter that may raise concerns about the Board’s independence from management.
h.The Board shall meet not less than five times during each fiscal year. Subject to the constating documents of the Company, the Board may also meet at any other time at the call of the Chair or of any director.

1 A director’s “independence” shall be determined in accordance with the securities laws, rules, regulations and guidelines of all applicable securities regulatory authorities, including without limitation the securities commissions in each of the provinces and territories of Canada and the U.S. Securities and Exchange Commission, and the stock exchanges on which the Company’s securities are listed, including without limitation the Toronto Stock Exchange and the New York Stock Exchange.

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i.Each Board member should attend, prepare for and be actively involved in Board meetings and, as applicable, Board committee meetings.
j.With the assistance of the Nominating and Governance Committee, the Board will conduct an annual self-evaluation to determine whether it and its committees are functioning effectively.
Management Oversight
The Board will ensure the Company has management with the appropriate skillset and experience. This responsibility is carried out primarily by:
a.appointing the CEO as the Company's business leader and determining the compensation of the CEO, and receiving reports and recommendations from the Human Resource and Compensation Committee in connection therewith;
b.developing and approving corporate objectives and other criteria which the CEO is responsible for meeting, and assessing the CEO against these objectives and criteria on an ongoing basis;
c.developing a mandate for the CEO and reviewing performance against such mandate; and
d.satisfying itself as to the integrity of the CEO and other executive officers, and that the CEO and other executive officers create a culture of integrity and ethical behaviour throughout the organization.
Strategic Planning Process, Risk Management, and Governance
The Board is responsible for providing oversight and guidance on the strategic planning process and for ensuring that a strategic plan is developed which takes into account, among other things, the opportunities and risks of the Company’s business. In connection with this responsibility:
a.The CEO and senior management team will have direct responsibility for the ongoing strategic planning process and the establishment of annual corporate objectives for the Company, which are to be reviewed and approved not less than annually by the Board.
b.The Board will have a continuing understanding of the principal risks associated with the business, largely through continuous communication with management. The Board will ensure the implementation of appropriate systems to manage any such risks.
c.The Board will provide guidance to the CEO and senior management team with respect to the Company's ongoing strategic plan. The Board is responsible for monitoring the success of management in implementing corporate strategies and goals.
d.With the oversight of the Board, senior management will establish systems to ensure that appropriate and responsible levels of internal controls are in place for the Company. The confidence of the Board in the ability and integrity of management is the paramount control mechanism.
e.With the assistance of the Nominating and Governance Committee, provide oversight and guidance with respect to the Company’s approach to corporate governance, including in the development of a set of corporate governance principles and guidelines that are specifically applicable to the Company.
f.Adopt and monitor, through the Nominating and Governance Committee, a formal code of business ethics that will govern the behaviour of directors, officers and employees of the Company, and, in appropriate circumstances, grant waivers from such code of business conduct.
General Obligations
The Board will be responsible for the review and approval of the following:
a.The annual budget.
b.All significant capital plans and major financing activities, and the establishment of priorities for the allocation of funds to ongoing operations and capital projects.
c.All single expenditure items and capital appropriate requests proposed by the Company if so required by the Company’s Spending Policy.

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d.Any policy for hedging and forward sales of silver and/or base metals, and any policy for the management of foreign currency risk, including approval of significant hedging and foreign currency risk management programs proposed by management, provided however, that the Board may delegate such responsibility to an appropriate Board committee.
COMMUNICATIONS
a.The Board will monitor and periodically review the policies and procedures that are in place to provide for effective communication by the Company with its shareholders, other stakeholders and with the public generally, including:
i.effective means to enable shareholders and other stakeholders to communicate with senior management and the Board; and
ii.effective channels by which the Company will interact with analysts and the public.
a.The Board will review and if necessary, approve the content of the Company’s major communications to shareholders and the investing public, including interim and annual reports, management information circulars, annual information forms and any prospectuses that may be issued.
b.The Board will ensure that the Company has a disclosure policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media.
c.All directors will have open access to the Company’s senior management.
d.The Board encourages individual directors to make themselves available for consultation with management outside Board meetings in order to provide specific advice and counsel on subjects where such directors have special knowledge and experience.
SUCCESSION PLANNING
The Board will regularly consider and develop succession plans for the Chair, the CEO and senior management personnel, and provide mentorship to senior management. The Board will receive reports and recommendations from the Human Resources and Compensation Committee in connection therewith.
BOARD INDEPENDENCE
The Board will, where deemed desirable or necessary, implement appropriate structures and procedures to ensure that the Board can function independently of management which may include:
a.the appointment of a Lead Director who is not a member of management; and
b.the institution of regular in-camera meetings of independent directors at every quarterly Board meeting, such meetings being without the presence of non-independent directors and management and being chaired by the Board Chair or by one of the independent directors selected by the group of independent directors if the Chair is not present.
NEW DIRECTOR ORIENTATION AND CONTINUING EDUCATION
The Nominating and Governance Committee, in conjunction with the Chair and the CEO, is responsible for ensuring that new directors are provided with an orientation and education program, such that new directors can understand the role of the Board and its committees and the nature and operation of the Company’s business.
The Board will assist the Nominating and Governance Committee in establishing and maintaining an ongoing director education program.
INDEPENDENT ADVISORS
The Board and any committees may at any time retain outside financial, legal or other advisors at the expense of the Company. Any director may, subject to the approval of the Chair, retain an outside advisor at the expense of the Company.

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APPENDIX C
Summary of Option Plan
The Option Plan was established by the Board on May 13, 2008 (and approved by shareholders on May 13, 2008). The most recent amendments were approved by our Shareholders on May 11, 2015. The Option Plan complies with the rules set forth for such plans by the TSX and NYSE. Awards of Options or Compensation Shares under the Option Plan are granted in accordance with the guidance provided by the LTIP. The Option Plan contemplates: (i) the granting of Options to purchase Shares and/or (ii) the direct issuance of Compensation Shares to our executive officers, directors, and service providers.
Granting Options and Compensation Shares
Any grant of Options under the Option Plan will be at the discretion of the Board, and the term of any Options granted will also be at the discretion of the Board, but will not be in excess of ten years. The Option Plan also gives authority to the Board to issue up to 500,000 Compensation Shares in each calendar year. The maximum number of Shares that may be issued pursuant to Options granted or Compensation Shares issued under the Option Plan may be equal to, but will not exceed 6,461,470 Shares, representing approximately 3.1% of our issued and outstanding Shares as at December 31, 2023. The number of Shares which may be issuable to any one optionee under the Option Plan together with all of our other previously established or proposed Share compensation arrangements, shall not exceed 5% of the total number of our issued and outstanding Shares on a non-diluted basis.
The number of Shares that may be issued to Insiders under the Option Plan, together with all of our other previously established or proposed Share compensation arrangements, in aggregate, shall not at any time exceed 10% of the total number of our issued and outstanding Shares on a non-diluted basis. In addition, the number of Shares that may be issuable under the Option Plan, together with all our other previously established or proposed Share compensation arrangements, within a one year period: (i) to insiders in aggregate, shall not exceed 7% of the outstanding issue; (ii) to one optionee who is an insider or any associates of such insider, shall not exceed 2% of the outstanding issue: and (iii) to any non-employee director, other than the chair of the Board, shall not exceed an equity award value of $100,000 (other than Options or Shares granted or taken in lieu of cash fees).
Exercise of Options
The exercise price of Options granted under the Option Plan will be the weighted average trading price of our Shares on the TSX for the five trading days prior to the grant date. The Option Plan provides for an optional cashless exercise mechanism where the optionee elects to relinquish the right to exercise their unexercised vested Options and receive, in lieu thereof, a number of fully paid Shares. The number of Shares issuable pursuant to any such cashless exercise is equal to the quotient obtained by dividing the product of the number of unexercised vested Options tendered for disposition multiplied by the difference between the market price and the Option price of all Shares subject to the tendered unexercised vested Options by the market price of one Share.
Termination of Options
Under the Option Plan, Options are non-assignable and non-transferable, and subject to such vesting provisions as the Board in their sole discretion shall determine. Where an Option holder’s employment with us is terminated, other than for cause or by reason of death or disability, Options granted under the Option Plan will terminate on the earlier of:
•if the individual is resigning or ceases to hold office, at any time up to but not after the earlier of the expiry Date of the Option and the date which is 30 days after such termination of employment; or
•if the individual is retiring, at any time up to but not after the earlier of the expiry Date of the Option and the date which is 12 months after the optionee retires.
In the event of termination for cause, the Options will terminate immediately upon the date that the individual ceases to be a director, officer or service provider.
In the event the individual ceases to be a director, officer or service provider due to death or disability, the Options granted under the Option Plan will terminate upon the earlier of:
•the expiry date; and

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•12 months after the date of death or disability.
Adjustment Provisions
The Option Plan also contains an adjustment mechanism to alter the exercise price or number of Shares issuable under the Option Plan upon a Share reorganization, corporate reorganization or other such event not in the ordinary course of business. In the event of a take-over bid or change of control, 50% of an Option holder’s unvested outstanding Options will vest and are conditionally exercisable until immediately before the completion of the take-over bid or change of control, provided that: (i) any Options that are unvested or unexercised by the completion of the take-over bid or change of control become null and void; and (ii) in the event the take-over bid or change of control is not completed within 90 days of the proposed completion date, the Option holder will be refunded any payments made to exercise the Options, the exercised Options will be reissued, and the purported exercise of the Options will be null and void.
Blackout Period
Except where not permitted by the TSX, where an Option expires during a time when, pursuant to any of our policies, any of our securities may not be traded by certain persons as designated by us, including any holder of Options under the Option Plan (the Blackout Period) or within ten business days following the end of such Blackout Period, the term of such Options will be extended to the end of day that is ten business days following the end of the applicable Blackout Period.
Amending the Option Plan
The Option Plan provides that the Board may make certain limited amendments to the Option Plan or any Option without shareholder approval, including
•amendments of a “housekeeping” nature, including any amendment for the purpose of curing any ambiguity, error, inconsistency or omission in or from the Option Plan or any related Option agreement;
•a change to the vesting provisions of an Option;
•extensions to the term of an Option held by a person (other than an insider);
•accelerating the expiry date of an Option;
•amending the definitions contained within the Option Plan;
•amending or modifying the mechanics of the exercise of Options (except with respect to the requirement that full payment be received for the exercise of Options);
•amendments that are necessary to comply with the provisions of applicable laws or the rules, regulations and policies of the TSX and NYSE;
•amendments relating to the administration of the Option Plan;
•amendments that are necessary to suspend or terminate the Option Plan; and
•any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations, and policies of the TSX and NYSE).
The Option Plan expressly requires shareholder approval for:
•amendments that increase the number of Shares issuable under the Option Plan, except in certain circumstances as contemplated in the Option Plan;
•any reduction in the Option price of an Option if the optionee is not an insider at the time of the proposed amendment; and
•amendments required to be approved by shareholders under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the TSX and NYSE).
The Option Plan expressly requires disinterested shareholder approval for:
•amendments to the Option Plan that could result at any time in the number of Shares reserved for issuance under the Option Plan to insiders exceeding 10% of the outstanding issue;

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•any reduction in the Option price of an Option if the optionee is an insider at the time of the proposed amendment; and
•amendments requiring disinterested shareholder approval under applicable law (including, without limitation, pursuant to the rules, regulations and policies of the TSX and NYSE).

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Suite 2100 –733 Seymour Street
Vancouver, B.C. Canada V6B 0S6

Tel: 604.684.1175
Fax: 604.684.0147
info@panamericansilver.com
www.panamericansilver.com